Exhibit 10.9

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Inception Topco, Inc., as Purchaser,

Drake Merger Sub I, Inc., as Merger Sub 1,

Drake Merger Sub II, LLC, as Merger Sub 2,

Inception Intermediate, Inc., as Inception Intermediate,

Inception Parent, Inc., as Inception Parent,

Rackspace Hosting, Inc. as Borrower,

Datapipe Holdings, LLC, as Seller,

Datapipe Parent, Inc., as the Company

and

solely for the limited purposes set forth in Section 7.13 and Section 11.18,

the Key Stockholders (as defined herein)

Dated as of September 6, 2017

1

Table of Contents

		Page

I. DEFINITIONS; CERTAIN INTERPRETIVE MATTERS		2

1.1	Definitions	2

1.2	Certain Interpretive Matters	2

II. THE COMBINATION		3

2.1	The Merger and the Subsequent Merger	3

2.2	Closing	3

2.3	Effective Time	4

2.4	Closing Payments	4

2.5	Effects of the Combination under the DGCL and DLLCA	5

2.6	Certificate of Incorporation and Bylaws of the Surviving Corporation; Certificate of Formation and Limited Liability Company Agreement of the Surviving Company	5

2.7	Surviving Corporation Directors and Officers; Surviving Company Managers and Officers	5

2.8	Closing Contributions	6

III. EFFECT OF THE COMBINATION		6

3.1	Effect on Capital Stock	6

3.2	Proceedings	7

3.3	MOIC Equity Consideration.	7

3.4	Withholding	8

3.5	Closing Statement	9

3.6	Other Pre-Closing Deliverables	9

IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		9

4.1	Existence and Qualification	9

4.2	Authorization; Enforceability	10

4.3	Non-Contravention; Consents; Restrictive Documents	10

4.4	Capitalization	11

4.5	Financial Statements and Related Matters	11

4.6	Tax Matters	11

4.7	Absence of Certain Changes	13

4.8	Contracts	14

4.9	Insurance Coverage	16

i

Table of Contents (Cont.)

4.10	Litigation	16

4.11	Compliance with Applicable Laws; Permits	16

4.12	Properties	17

4.13	Intellectual Property	17

4.14	Environmental Matters	18

4.15	Plans	19

4.16	Affiliate Transactions	21

4.17	Other Employment Matters	21

4.18	Customers and Suppliers	23

4.19	Finders’ Fees	23

4.20	International Trade Matters	23

4.21	Anti-Corruption Matters	23

4.22	No Money Laundering	24

4.23	Data Security	24

4.24	Privacy	25

4.25	Government Contracts	25

4.26	Exclusivity of Representations and Warranties	28

V. REPRESENTATIONS AND WARRANTIES OF SELLER		29

5.1	Organization	29

5.2	Authorization; Enforceability	29

5.3	Title to Interests	29

5.4	Non-Contravention; Consents	29

5.5	Litigation	29

5.6	Finders’ Fees	30

5.7	Capitalization	30

5.8	ABRY Stockholder Payments	30

5.9	Exclusivity of Representations	30

5.10	Seller’s Investigation and Reliance	31

VI. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER ENTITIES		31

6.1	Existence and Qualification	31

6.2	Authorization; Enforceability	32

6.3	Non-Contravention; Consents	32

6.4	Litigation	32

6.5	Finders’ Fees	32

Table of Contents (Cont.)

6.6	Capitalization	33

6.7	Absence of Certain Changes	33

6.8	Financing	33

6.9	Purchaser’s Investigation and Reliance	34

6.10	Financial Statements and Related Matters	35

6.11	Tax Matters	35

6.12	Compliance with Applicable Laws; Permits	37

6.13	Affiliate Transactions	37

VII. CERTAIN COVENANTS		37

7.1	Further Assurances	37

7.2	Indemnification of Directors and Officers	37

7.3	Affirmative Obligations	38

7.4	Forbearance Covenants	38

7.5	Exclusive Dealing	41

7.6	Access to Information	41

7.7	Notice of Certain Events	42

7.8	Regulatory Filings	42

7.9	Employees and Employee Benefit Plans	44

7.10	Code Section 280G Approval	44

7.11	Financing	45

7.12	Cooperation	46

7.13	Non-Solicitation; Release	49

7.14	Change of Name	50

7.15	Consents	51

VIII. TAX MATTERS		51

8.1	Transfer Taxes	51

8.2	Tax Reporting	51

IX. CONDITIONS TO CLOSING		51

9.1	Conditions to Obligations of Purchaser Entities at the Closing	51

9.2	Conditions to Obligations of Seller at the Closing	52

X. SURVIVAL; INDEMNIFICATION		53

10.1	Survival of Representations	53

10.2	Indemnification by Seller	54

10.3	Limitations on Indemnification of the Purchaser Indemnified Parties	54

Table of Contents (Cont.)

10.4	[Reserved]	54

10.5	Indemnification Procedures	54

10.6	Miscellaneous Indemnification Provisions	56

XI. MISCELLANEOUS.		57

11.1	Termination	57

11.2	Notices	62

11.3	Amendments and Waivers	62

11.4	Expenses	62

11.5	Successors and Assigns	62

11.6	Third Party Beneficiaries	63

11.7	Governing Law; Consent to Jurisdiction	63

11.8	WAIVER OF JURY TRIAL	64

11.9	Counterparts	64

11.10	Headings	64

11.11	Entire Agreement	64

11.12	Confidentiality	64

11.13	Specific Performance	65

11.14	Severability	66

11.15	Legal Representation	66

11.16	Press Release and Announcements	66

11.17	No Recourse Against Third Parties	66

11.18	Key Stockholders	67

Exhibits
Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Subsequent Certificate of Merger
Exhibit C	Form of Promissory Note
Exhibit D	Form of Certificate of Incorporation of the Company
Exhibit E	Form of Bylaws of the Company
Exhibit F	Form of Investor Rights Agreement

Annexes
ANNEX I	Definitions
ANNEX II	Notices

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 6, 2017, is by and among Inception Topco, Inc., a Delaware corporation (“Purchaser”), Drake Merger Sub I, Inc., a Delaware corporation (“Merger Sub 1”), Drake Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub 2”), Inception Intermediate, Inc., a Delaware corporation (“Inception Intermediate”), Inception Parent, Inc., a Delaware corporation (“Inception Parent”), Rackspace Hosting, Inc., a Delaware corporation (“Borrower”), Datapipe Holdings, LLC, a Delaware limited liability company (“Seller”), Datapipe Parent, Inc., a Delaware corporation (the “Company”), and, solely with respect to Sections 7.13 and 11.18, the ABRY Stockholders (collectively, the “Key Stockholders”). Purchaser, Merger Sub 1, Merger Sub 2, Inception Intermediate, Inception Parent, Borrower, Seller, the Company and the Key Stockholders will collectively be referred to as the “Parties” and each individually as a “Party.”

WHEREAS, Seller is the owner of all of the issued and outstanding capital stock of the Company;

WHEREAS, Purchaser is the owner of all of the issued and outstanding capital stock of Merger Sub 1 and limited liability company interests of Merger Sub 2;

WHEREAS, Inception Intermediate, Inception Parent and Borrower are wholly-owned Subsidiaries of Purchaser;

WHEREAS, the Company’s Board of Directors (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Combination, are in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Combination and (c) resolved to recommend adoption of this Agreement and the transactions contemplated hereby, including the Combination, by the stockholders of the Company;

WHEREAS, the respective Boards of Directors of Purchaser and Merger Sub 1 and the Sole Member of Merger Sub 2 have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Combination, are in the best interests of Purchaser, Merger Sub 1 and Merger Sub 2, respectively, and the stockholders of Purchaser and Merger Sub 1 and the sole member of Merger Sub 2, respectively, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Combination and (c) resolved to recommend adoption of this Agreement and the transactions contemplated hereby, including the Combination, by the stockholder of Merger Sub 1 and the sole member of Merger Sub 2, respectively;

WHEREAS, pursuant to this Agreement, at the Effective Time, Merger Sub 1 will be merged with and into the Company (the “Merger”), with the Company being the Surviving Corporation and a direct, wholly-owned subsidiary of Purchaser, all in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, immediately following the Merger, the Surviving Corporation will be merged with and into Merger Sub 2 (the “Subsequent Merger” and, together with the Merger, the “Combination”), with Merger Sub 2 being the Surviving Company and a direct, wholly-owned subsidiary of Purchaser, all in accordance with the applicable provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the Subsequent Merger be treated as a single integrated transaction that will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, Purchaser, as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2, has acted by written consent, which consent by its terms shall not be effective until immediately following the execution and delivery of this Agreement, to adopt this Agreement and approve the Combination;

WHEREAS, Seller, as the sole stockholder of the Company, has duly delivered to the Company a written consent (the “Seller Written Consent”), which consent by its terms shall become effective immediately following the execution and delivery by the Company of this Agreement, to adopt this Agreement and approve the transactions contemplated hereby, including the Combination, in accordance with the DGCL and the Company’s Organizational Documents; and

WHEREAS, Purchaser, Merger Sub 1, Merger Sub 2, Inception Intermediate, Inception Parent, Borrower, Seller and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Combination and to prescribe certain conditions to the consummation of the Combination as set forth herein.

Now therefore, in consideration of the mutual covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

I. DEFINITIONS; CERTAIN INTERPRETIVE MATTERS

1.1 Definitions. Certain capitalized terms used but not defined elsewhere in the text of this Agreement are defined in Annex I.

1.2 Certain Interpretive Matters.

1.2.1 Unless the context requires otherwise, (a) all references herein to Sections, Articles, Annexes, Exhibits or Schedules are to Sections, Articles, Annexes, Exhibits or Disclosure Schedules of or to this Agreement, (b) the headings in this Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions of this Agreement, (c) each term defined in this Agreement has the meaning assigned to it, (d) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP, (e) words in the singular include the plural and vice versa, (f) all references to “$” or “dollar” amounts will be to lawful currency of the United States, (g) unless the context implies otherwise to the extent the term “day” or “days” is used, it will mean calendar days, (h) references to the masculine, feminine or neuter gender include each other gender, (i) the words “herein,” “hereby,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular Section, Article, or other subdivision, (j) the terms “including” and “includes” mean “including or includes without limitation,” (k) reference to, and the definition of, any document shall be deemed a reference to such document as it may be amended, supplemented, revised, or modified, in writing, from time to time, (l) reference to any Law shall be construed as a reference to such Law as re-enacted, redesignated, amended or extended from time to time prior to the date hereof, (m) the information contained in the Disclosure Schedules is disclosed solely for the purposes of this Agreement and may include items or information not required to be disclosed under this Agreement, and no information contained in any Disclosure Schedule shall be deemed to be an admission by any party hereto to any third Person of any matter whatsoever, including an admission of any violation of any Laws or breach of any agreement, (n) no information contained in any Disclosure Schedule shall be deemed to be material (whether individually or in the aggregate) to the business, assets, liabilities, financial position, operations, or results of operations of the Company nor shall it be deemed to give rise to Circumstances which may result in a Material Adverse Effect on the Company solely by reason of it being disclosed, (o) information contained in a Section, subsection or individual Schedule (or expressly incorporated therein) shall qualify the representations and warranties made in the identically numbered Section or, if applicable, subsection of this Agreement and all other representations and warranties made in any other Section, subsection or Schedule to the extent its applicability to such Section, subsection or Schedule is reasonably apparent on its face, (p) the word “or” is not exclusive unless the context clearly requires otherwise, (q) the word “will” shall be construed to have the same meaning as the word “shall”, and (r) nothing disclosed in any Disclosure Schedule is intended to broaden any representation or warranty contained in Articles IV, V or VI.

1.2.2 All references to the “Company’s Knowledge” or to words of similar import will be deemed to be references to the actual knowledge of the Company Knowledge Persons after due inquiry of their respective direct reports. All references to the “Seller’s Knowledge” or to words of similar import will be deemed to be references to the actual knowledge of the Seller Knowledge Persons after due inquiry of their respective direct reports. All references to the “Purchaser’s Knowledge” or to words of similar import will be deemed to be references to the actual knowledge of the Purchaser Knowledge Persons after due inquiry of their respective direct reports.

II. THE COMBINATION

2.1 The Merger and the Subsequent Merger. Upon the terms set forth in this Agreement, and in accordance with the DGCL, Merger Sub 1 shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub 1 shall cease, and the Company shall continue as the surviving corporation and a direct, wholly-owned subsidiary of Purchaser (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub 1 in accordance with the DGCL. Immediately following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, the Surviving Corporation shall be merged with and into Merger Sub 2. Following the Subsequent Merger, the separate corporate existence of the Company shall cease, and Merger Sub 2 shall continue as the surviving company and a direct, wholly-owned subsidiary of Purchaser (the “Surviving Company”).

2.2 Closing. The closing of the Combination (the “Closing”) will take place by electronic communication on the second (2nd) Business Day following the satisfaction or waiver (to the extent permitted hereunder) of the conditions to the obligations of the Parties set forth in Article IX, or on such other date and at such other place as agreed to by Purchaser and the Company. Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing), then the Closing will occur on the earlier of (i) any Business Day during the Marketing Period specified by the Purchaser to the Company on no less than on two (2) Business Days’ prior written notice to the Company and (ii) the third (3rd) Business Day after the final day of the Marketing Period (subject, in the case of each of (i) and (ii), to the satisfaction or waiver (to the extent permitted hereunder) of all of the conditions set forth in Article IX, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), except that if any of the conditions set forth in Article IX are not satisfied or waived (to the extent permitted hereunder) on such Business Day, then the Closing will take place on the first (1st) Business Day on which all such conditions have been satisfied or waived (to the extent permitted hereunder). The date on which the Closing occurs is referred to herein as the “Closing Date.”

2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the Parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”), meeting the requirements of the DGCL, substantially in the form attached hereto as Exhibit A, with the Secretary of State of the State of Delaware (the “Secretary of State”), executed and acknowledged by the Company in accordance with the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger, or at such later date and time as the Purchaser and the Company shall agree and specify in the Certificate of Merger (the date and time that the Merger becomes effective being the “Effective Time”). Immediately following the Effective Time, the Parties shall cause the Subsequent Merger to be consummated by filing a certificate of merger relating to the Subsequent Merger (the “Subsequent Certificate of Merger”), meeting the requirements of the DGCL and the DLLCA, substantially in the form attached hereto as Exhibit B, with the Secretary of State, executed and acknowledged by Merger Sub 2 in accordance with the DGCL and the DLLCA. The Subsequent Merger shall become effective upon the filing of the Subsequent Certificate of Merger, or at such later date and time as the Purchaser and the Company shall agree and specify in the Subsequent Certificate of Merger (the date and time that the Subsequent Merger becomes effective being the “Subsequent Effective Time”).

2.4 Closing Payments. At the Closing:

(a) Purchaser shall deliver, or cause to be delivered, to Seller (i) promissory notes evidencing, in the aggregate, the Closing Date Preferred Amount, substantially in the form attached as Exhibit C (collectively, the “Promissory Notes”) plus (ii) a stock certificate evidencing the full amount of the Closing Equity Consideration;

(b) Purchaser shall pay, or cause to be paid, all Indebtedness and other amounts of any kind owing as of the Closing Date under the First Lien Credit Agreement and the Second Lien Credit Agreement and any other Closing Date Debt that is due and payable as of the Closing Date; provided, however, that Purchaser shall not pay off at Closing any Capital Lease Obligations of the Company or its Subsidiaries entered into prior to Closing unless such Capital Lease Obligations are due and payable as of the Closing or would otherwise be in default as of the Closing (including any Capital Lease Obligation of the Company or its Subsidiaries, the terms of which require a consent on or prior to the Closing in connection with the transactions contemplated hereby, and which consent has not been obtained as of the Closing);

(c) Purchaser shall pay, or cause to be paid, the Closing Date Selling Expenses (which payment may be made post-Closing if consistent with the agreement underlying such Closing Date Selling Expenses); and

(d) Purchaser shall pay, or cause to be paid, to Seller the Cash Consideration (if any).

Notwithstanding anything to the contrary herein, at the Closing, Seller shall pay any Overage Amount as directed by the Purchaser, either (1) in cash or (2) at the Seller’s election (the “Closing Equity Election”) by reducing the number of shares of Purchaser Common Stock (rounding up to the nearest whole share in the case of any fractional shares) that it would receive as Closing Equity Consideration equal to (x) the Overage Amount, divided by (y) the Per Share Price.

2.5 Effects of the Combination under the DGCL and DLLCA. At and after the Effective Time, the Merger, and, at and after the Subsequent Effective Time, the Subsequent Merger, shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (1) at the Effective Time, all of the property, rights, privileges, powers and franchises of Merger Sub 1 and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub 1 and the Company shall become the debts, liabilities and duties of the Surviving Corporation, and (2) at the Subsequent Effective Time, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub 2 shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Corporation and Merger Sub 2 shall become the debts, liabilities and duties of the Surviving Company.

2.6 Certificate of Incorporation and Bylaws of the Surviving Corporation; Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.

2.6.1 At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit D attached hereto, and, as so amended and restated, shall constitute the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided by the DGCL and such certificate of incorporation.

2.6.2 At or immediately prior to the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in Exhibit E attached hereto, and, as so amended and restated, shall constitute the bylaws of the Surviving Corporation until thereafter changed or amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6.3 At the Subsequent Effective Time, the certificate of formation of Merger Sub 2, as in effect immediately prior to the Subsequent Effective Time, shall be the certificate of formation of the Surviving Company until thereafter changed or amended as provided by the DLLCA or such certificate of formation or the limited liability company agreement of the Surviving Company.

2.6.4 At the Subsequent Effective Time, the limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Subsequent Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter changed or amended as provided by the DLLCA or such limited liability company agreement.

2.7 Surviving Corporation Directors and Officers; Surviving Company Managers and Officers.

2.7.1 The persons constituting the Board of Directors of Merger Sub 1 immediately prior to the Effective Time shall, from and after the Effective Time, constitute the Board of Directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and the persons constituting the officers of Merger Sub 1 immediately prior to the Effective Time shall, from and after the Effective Time, constitute the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.7.2 The persons constituting the Board of Managers of Merger Sub 2 immediately prior to the Subsequent Effective Time shall, from and after the Subsequent Effective Time, constitute the Board of Managers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and the persons constituting the officers of Merger Sub 2 immediately prior to the Subsequent Effective Time shall, from and after the Subsequent Effective Time, constitute the officers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.8 Closing Contributions.

2.8.1 Immediately following the Subsequent Effective Time, Purchaser shall contribute 100% of its equity interests in the Surviving Company (the “Surviving Company Interests”) to Inception Intermediate, which will be admitted as a member of the Surviving Company (the “Purchaser Contribution”), which Purchaser Contribution shall be, and hereby is, accepted by Inception Intermediate;

2.8.2 Immediately following the Purchaser Contribution, Inception Intermediate shall contribute 100% of the Surviving Company Interests to Inception Parent, which will be admitted as a member of the Surviving Company (the “Intermediate Contribution”), which Intermediate Contribution shall be, and hereby is, accepted by Inception Parent; and

2.8.3 Immediately following the Intermediate Contribution, Inception Parent shall contribute 100% of the Surviving Company Interests to Borrower, which will be admitted as a member of the Surviving Company (the “Parent Contribution”), which Parent Contribution shall be, and hereby is, accepted by Borrower.

III. EFFECT OF THE COMBINATION

3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, Merger Sub 1, Merger Sub 2, the Seller or the Company or the holders of any securities of the Purchaser, Merger Sub 1, Merger Sub 2, the Seller or the Company:

3.1.1 Conversion of Company Common Stock. The shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (such shares, the “Shares”) (other than (i) Shares owned by Purchaser, Merger Sub 1, Merger Sub 2 or any other direct or indirect wholly owned subsidiary of Purchaser immediately prior to the Effective Time, and in each case not held on behalf of third parties and (ii) Shares owned by the Company, including Shares held in treasury by the Company, and in each case not held in a fiduciary capacity on behalf of third parties (the Shares referred to in the foregoing clauses (i) and (ii), collectively, the “Cancelled Shares”)) shall be converted automatically into and shall thereafter represent the right to receive in the aggregate:

(a) the Promissory Notes;

(b) the Cash Consideration (if any);

(c) the Closing Equity Consideration; and

(d) the right to receive the MOIC Equity Consideration and MOIC Dividend Amount pursuant to Section 3.3 (collectively with the Promissory Notes, Cash Consideration and the Closing Equity Consideration, the “Transaction Consideration”).

3.1.2 Subject to the terms and conditions of this Agreement, at the Effective Time, all of the Shares that have been converted into a right to receive the Transaction Consideration as provided in this Section 3.1.1 shall no longer be outstanding, shall be cancelled and extinguished automatically and shall cease to exist, and each former holder of Shares that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Transaction Consideration to be paid in consideration therefor in accordance with this Article III.

(a) At the Effective Time, each Cancelled Share shall cease to be outstanding, be cancelled without any conversion thereof or payment of any consideration therefor and shall cease to exist.

(b) Each share of common stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”) and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

3.1.3 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Purchaser or the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Transaction Consideration shall be equitably adjusted to provide to the holders of Company Common Stock (or such rights that are convertible into shares of Company Common Stock) and Purchaser the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing contained in this Section 3.1.3 shall be deemed to permit any action that Purchaser or the Company is otherwise prohibited from taking pursuant to this Agreement.

3.1.4 Effect on Interests. At the Subsequent Effective Time, each share of Surviving Corporation Common Stock issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into one limited liability company interest of the Surviving Company and each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Subsequent Effective Time shall be converted into one limited liability company interest of the Surviving Company.

3.2 Proceedings. Except as otherwise specifically provided for herein, all proceedings that will be taken and all documents that will be executed and delivered by the Parties on the Closing Date will be deemed to have been taken and executed simultaneously, and no proceedings will be deemed taken nor any document executed and delivered until all such proceedings have been taken, and all such documents have been executed and delivered.

3.3 MOIC Equity Consideration. Subject to the terms and conditions of this Agreement, upon each Measurement Date, and as additional consideration for the Merger, Seller is entitled to additional consideration from Purchaser in the form of shares of Purchaser Common Stock (the “MOIC Equity Consideration”) as follows:

(a) If on any Measurement Date, MOIC is greater than 2.0x, Purchaser shall deliver to Seller a number of shares of Purchaser Common Stock equal to an aggregate (taking into account all prior payments made pursuant to this Section 3.3) of 222,000 shares of Purchaser Common Stock (as may be adjusted pursuant to Section 3.3(e)).

(b) If on any Measurement Date, MOIC is greater than 3.0x, Purchaser shall deliver to Seller a number of shares of Purchaser Common Stock equal to an aggregate (taking into account all prior payments made pursuant to this Section 3.3) of 444,000 shares of Purchaser Common Stock (as may be adjusted pursuant to Section 3.3(e)).

(c) If on any Measurement Date, MOIC is greater than 4.0x, Purchaser shall deliver to Seller a number of shares of Purchaser Common Stock equal to an aggregate (taking into account all prior payments made pursuant to this Section 3.3) of 666,000 shares of Purchaser Common Stock (as may be adjusted pursuant to Section 3.3(e)).

(d) If on any Measurement Date, MOIC is greater than 4.5x, Purchaser shall deliver to Seller a number of shares of Purchaser Common Stock equal to an aggregate (taking into account all prior payments made pursuant to this Section 3.3) of 888,000 shares of Purchaser Common Stock (as may be adjusted pursuant to Section 3.3(e)).

(e) If the Fully-Diluted Equity increases or decreases between the date of this Agreement and the Closing, the number of shares of Purchaser Common Stock which constitute the MOIC Equity Consideration shall be increased or decreased, as applicable, by multiplying (x) the number of shares by which the Fully-Diluted Equity has increased or decreased by (y)(i) in the case of Section 3.3(a), 1.583%, (ii) in the case of Section 3.3(b), 3.166%, (iii) in the case of Section 3.3(c), 4.749%, and (iv) in the case of Section 3.3(d), 6.332%.

For the avoidance of doubt, in no event shall the MOIC Equity Consideration exceed in the aggregate 888,000 shares of Purchaser Common Stock (as may be adjusted pursuant to Section 3.3(e)). Purchaser shall notify Seller prior to any cash dividend by Purchaser to, or equity investment in Purchaser by, the Apollo Holders (provided, that such notification will not be required to the extent Seller is entitled to receive notification of such event in connection with its rights under the Investor Rights Agreement) and such notification shall include to the extent practicable, a calculation of the MOIC as of such date (which, if not practicable to provide prior to such date shall be provided as soon as practicable thereafter). Any delivery of MOIC Equity Consideration required to be made pursuant to this Section 3.3 shall be made at the applicable Measurement Date (or as soon thereafter as reasonably practicable).

To the extent that any of the shares of Purchaser Common Stock constituting MOIC Equity Consideration that are actually issued would have, if delivered as of the Closing, been entitled to any cash dividends from and after the Closing (the amount of such dividends, the “MOIC Dividend Amount”), Purchaser shall deliver, in connection with the delivery of the MOIC Equity Consideration, at its election either (i) cash in the amount of the MOIC Dividend Amount, or (ii) additional shares of Purchaser Common Stock having a value equal to the MOIC Dividend Amount (rounding up to the nearest whole share in the case of any fractional shares). For purposes of clause (ii) of the immediately preceding sentence, the value of the shares of Purchaser Common Stock (or the stock of any successor of Purchaser) shall be deemed to equal (x) prior to the IPO, the fair market value of such shares as reasonably determined by the board of directors of the Purchaser as of the Business Day immediately preceding the date of delivery of the MOIC Equity Consideration; provided, that, if Seller disputes such determination within five (5) Business Days following notice thereof, then such determination shall be made by the Independent Valuation Expert, and (y) from and after the IPO, the volume weighted average trading price of such shares over the thirty (30) consecutive trading days ending on the third (3rd) trading day preceding the date of delivery of the MOIC Equity Consideration.

The number of shares of Purchaser Common Stock which constitutes the MOIC Equity Consideration shall be equitably adjusted for stock splits, stock dividends, combinations, recapitalization and the like occurring after the Closing.

3.4 Withholding. Each of Purchaser, the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or any Ancillary Agreement such amounts as it is required, in such payor’s reasonable determination, to deduct and withhold with respect to the making of such payment under the Code, any Treasury Regulations, or any other applicable state, local or foreign Tax Laws. To the extent that such amounts are so withheld and paid over to the applicable Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.5 Closing Statement. At least five (5) Business Days before the Closing, Seller shall prepare and deliver to Purchaser an unaudited consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Effective Time (the “Closing Balance Sheet”), together with a statement (as the same may be adjusted by the Company in its sole discretion in response to comments made by Purchaser prior to the Closing, the “Closing Statement”) setting forth (a) in reasonable detail the Company’s good faith estimated calculations of Closing Date Cash, Closing Date Debt, Closing Date Selling Expenses and the Preferred Amount, and a certificate of the Chief Financial Officer of the Company that the Closing Balance Sheet and Closing Statement were prepared in accordance with GAAP. For purposes of complying with the terms set forth in this Section 3.5, each Party shall cooperate with and make available to the other Parties, their respective representatives, all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Closing Statement. Seller shall prepare and deliver a revised and final Closing Statement as of the Closing Date to reflect the Company’s actual calculations of Closing Date Cash, Closing Date Debt, Closing Date Selling Expenses and the Preferred Amount.

3.6 Other Pre-Closing Deliverables. At least two (2) Business Days before the Closing, Seller shall deliver to Purchaser (i) a payoff letter for each holder of Closing Date Debt to be paid at the Closing pursuant to Section 2.4, in form and substance reasonably acceptable to the Purchaser, (A) indicating the amount required to discharge such Closing Date Debt at Closing and (B) including, if any such Closing Date Debt is secured by any Liens, an undertaking by the holder(s) thereof to release such Liens upon receipt of the stated payoff amount, and (ii) invoices and wire transfer instructions for the payees of Closing Date Selling Expenses.

IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows (in each case, except where context implies otherwise, with respect to the Company and its Subsidiaries on a consolidated basis):

4.1 Existence and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. The Company and each of its Subsidiaries has the requisite power and authority required to carry on their respective businesses in all material respects as presently conducted. Except as disclosed on Schedule 4.1, the Company and each of its Subsidiaries is duly licensed or qualified to conduct business as a foreign entity and is in good standing in each jurisdiction where such qualification is required, other than any failure to be qualified, licensed or in good standing, which would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has made available to Purchaser true and complete copies of its and its Subsidiaries’ Organizational Documents. Neither the Company nor any of its Subsidiaries is in violation of any material provision of its Organizational Documents. Neither the manager, managing member, member, board of directors or other governing body of the Company nor of any of its Subsidiaries has approved or proposed, and no equity holder of the Company or its Subsidiaries has approved or adopted, as of the date hereof, any amendment to any of the Organizational Documents of the Company or its Subsidiaries.

4.2 Authorization; Enforceability. The Company has the requisite corporate power and authority to execute, deliver, and perform its obligations under this Agreement and each Ancillary Agreement to which it is or will be a party. This Agreement and each Ancillary Agreement to which the Company is or will be a party has been duly authorized, executed and delivered by the Company. This Agreement and each Ancillary Agreement to which the Company is or will be a party has been or will be duly authorized, executed and delivered by the Company, and once executed, will constitute a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in an Action at law or in equity). The consent of Seller, as the sole stockholder of the Company, is the only vote required to adopt this Agreement and approve the transactions contemplated hereby, including the Combination, under the Company’s Organizational Documents and applicable Law, which consent has been duly delivered and is effective immediately following the execution and delivery of this Agreement. The Company and each of its Subsidiaries has all material Permits and Approvals required to own its properties and assets and to carry on its business as now conducted in all jurisdictions in which the nature of its business requires it to maintain such material Permits and Approvals.

4.3 Non-Contravention; Consents; Restrictive Documents.

4.3.1 Except as disclosed on Schedule 4.3.1, the execution, delivery and performance by the Company and Seller of this Agreement and each of the Ancillary Agreements to which they are, as contemplated by this Agreement, to become a party, did not and will not (a) violate the Organizational Documents of the Company or any of its Subsidiaries, (b) violate any Laws applicable to the Company or any of its Subsidiaries, or by which any of their assets and properties are bound, (c) conflict with or result in a violation of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify any material licenses and Permits or Approvals, (d) with or without notice or lapse of time or both, violate, conflict with or result in a breach of, constitute a default under, give rise to any right of termination, cancellation or acceleration under, or require any consent or notice under any of the terms, conditions or provisions of any Material Contract, or (e) result in the creation or imposition of any Lien (other than Permitted Liens) on any material asset of the Company, any of its Subsidiaries, or Seller or the Shares, other than, in the case of clauses (b), (c), (d), and (e), such violations, breaches, conflicts or defaults that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.3.2 Except as disclosed on Schedule 4.3.2, neither the Company nor any of its Subsidiaries is subject to, or a party to, any charter or bylaw provision (or provision of any equivalent Organizational Document), mortgage, Lien, lease, Permit, instrument, Law, Order, or any other restriction of any kind or character that would prevent or delay the timely consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

4.3.3 Except for compliance with the notification, reporting, and waiting period requirements of the HSR Act, the execution, delivery and performance by the Company and Seller of this Agreement and each of the Ancillary Agreements to which they are, as contemplated by this Agreement, to become a party, do not and will not require any filing or notification with, or any clearance, authorization, Approval, waiver, or consent from, any Governmental Authority.

4.4 Capitalization.

4.4.1 The authorized capital stock of the Company consists of 1,000 shares of Company Common Stock, 1,000 of which are issued and outstanding and are duly authorized, validly issued, fully paid and non-assessable, have not been issued in violation of any preemptive, subscription or other similar rights, and are owned beneficially and of record by Seller. Except as disclosed on Schedule 4.4.1, there are no authorized or outstanding (a) shares of capital stock, equity interests, or other securities of the Company or (b) options, warrants or other rights of any Person to purchase or acquire any equity interests in, or any other equity securities of, the Company, or securities exercisable or exchangeable for, or convertible into, equity interests in, or equity securities of, the Company, or obligations of the Company to issue any other securities of the Company (collectively, the “Company Securities”).

4.4.2 Except as disclosed on Schedule 4.4.2, the Company Securities are not subject to any voting agreement (including any voting trust), stockholder agreements, registration rights agreements, buy-sell agreements or other contract, agreement, arrangement, commitment, option, proxy, pledge, right of first refusal or offer or preemptive or similar right, or understanding, including any direct or indirect agreement, arrangement or understanding restricting or otherwise relating to the ownership, voting rights, distribution rights, transfer or disposition thereof.

4.4.3 Except as disclosed on Schedule 4.4.3, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock, membership interests, or other securities of any Person.

4.4.4 Except as disclosed on Schedule 4.4.4, there are no outstanding (a) shares of capital stock, equity interests, or other securities of any Subsidiary of the Company or (b) options, warrants or other rights of any Person to purchase or acquire any equity interests in, or any other securities of, any Subsidiary of the Company, or securities exercisable or exchangeable for, or convertible into, equity interests in, or securities of, any Subsidiary of the Company (collectively, the “Subsidiary Securities”).

4.5 Financial Statements and Related Matters. The Company has made available to Purchaser true and complete copies of the Financial Statements and the Interim Financial Statements. The Financial Statements and the Interim Financial Statements (i) present fairly in all material respects the financial position of the Company and the results of operations of the Company as of the respective dates thereof and for the periods covered thereby and (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject, in the case of the Interim Financial Statements, to changes resulting from normal immaterial (in the aggregate) year-end adjustments and the absence of footnote disclosures and other presentation items, in each case the effect of which if they were included would not be material to the Company, taken as a whole. Except as set forth in Schedule 4.5, the Company has no liabilities except for (x) liabilities reflected or adequately reserved against in the Interim Financial Statements and (y) liabilities incurred in the Ordinary Course since the Balance Sheet Date (excluding any liability for breach of Contract, breach of warranty, tort, infringement or violation of Laws by the Company or any of its Subsidiaries). The accounting controls of the Company have been and are sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization and (2) all material transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP and the accounting principles, methods and practices used in preparing the Financial Statements and the Interim Financial Statements and to maintain proper accountability for items.

4.6 Tax Matters. Except as disclosed on Schedule 4.6:

4.6.1 None of the Company or any of its Subsidiaries has ever (A) made an election under Treasury Regulations Section 301.7701-3 or similar election under any comparable provision of state, local or foreign Tax law or (B) made an election under Section 1362 of the Code to be treated as an S corporation for federal income Tax purposes or similar election under any comparable provision of state, local or foreign Tax law.

4.6.2 All Tax Returns required to be filed by or with respect to the Company and each of its Subsidiaries have been properly prepared and duly and timely filed (taking into account any valid extensions) and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct, and complete in all material respects. The Company and each of its Subsidiaries have fully and timely paid all Taxes due (whether or not shown as due and owing on any such Tax Returns) as of the Closing. Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any Tax liabilities other than Tax liabilities incurred in the Ordinary Course.

4.6.3 The Company and each of its Subsidiaries have given or otherwise made available to Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

4.6.4 There are no Tax claims, audits or any other proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, and all deficiencies for Taxes asserted or assessed against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the Balance Sheet. There are no rulings, subpoenas or requests for information pending with respect to the Company or any of its Subsidiaries with any Governmental Authority. No Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries, and no written claim has been made by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

4.6.5 There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

4.6.6 The Company and each of its Subsidiaries have each properly withheld and/or timely paid to the appropriate Governmental Authority all material Taxes required to have been withheld and/or paid in connection with amounts paid or owing to the Seller or any employee, creditor, independent contractor, or other third party for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and have each complied in all material respects with all Tax information reporting provisions of all applicable Laws.

4.6.7 Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax Sharing Agreement. Neither the Company nor any of its Subsidiaries have incurred any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6, Treasury Regulations Section 1.1502-78, or any similar provision of state, local, or foreign Law, as a transferee or successor, by contract, or otherwise.

4.6.8 Neither the Company nor any of its Subsidiaries has (A) participated in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Tax Law) or (B) taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax Law) and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax Law).

4.6.9 Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this acquisition.

4.6.10 Neither the Company nor any of the Subsidiaries will be required to include in a taxable period ending after the Closing Date, taxable income attributable to income that accrued in a taxable period prior to the Closing Date, but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, any installment sale, any excess loss account, any deferred revenue, any open transaction, any prepaid amount received prior to the Closing Date, or Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax Law.

4.6.11 Any adjustment of Taxes of the Company or any of its Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Authorities, has been so reported.

4.6.12 Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Law, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority.

4.6.13 On or prior to the Closing, the Company and each of its Subsidiaries will have properly and in a timely manner documented its transfer pricing methodology in compliance with Code Sections 482 and 6662 (and any related sections), the Treasury Regulations promulgated thereunder and any comparable provisions of state, local or foreign Tax Law.

4.6.14 There are no Liens with respect to Taxes upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

4.7 Absence of Certain Changes. Except as disclosed on Schedule 4.7 or as contemplated by this Agreement, since the Balance Sheet Date, (a) the Company and its Subsidiaries have conducted their business in the Ordinary Course, including the management of its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory), (b) no Material Adverse Effect has occurred or is occurring, and (c) neither the Company nor any of its Subsidiaries have taken or authorized any action or failed to take any action that would, after the date hereof, require the consent of Purchaser pursuant to Section 7.3 or Section 7.4.

4.8 Contracts.

4.8.1 Except (a) for this Agreement and the Ancillary Agreements, (b) as disclosed on Schedule 4.8.1, and (c) for any oral agreements that were entered into in the Ordinary Course in connection with the employment by the Company or its Subsidiaries of its or their employees and contractors, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following agreements (whether written or oral):

(a) any partnership, joint venture, or other similar Contract or arrangement, or any Contract relating to the acquisition or disposition of any business or material assets of any Person or any real property (whether by merger, consolidation or other business combination, sale of stock, sale of assets, or otherwise);

(b) any Contract relating to Indebtedness of the Company, its Subsidiaries or any other Person, whether incurred, assumed, guaranteed, or secured by any asset, and any guaranty of any obligation for Indebtedness or other material guaranty;

(c) any Contract that materially limits the ability of the Company, any of its Subsidiaries or its Affiliates from marketing, selling, competing or otherwise distributing products or merchandise or providing services in any line of business or with any Person or in any geographic area or during any period of time, including any Contracts that contain any exclusive rights, noncompetition provisions, “most favored nation” provisions or requirements of the Company or any of its Subsidiaries to purchase its total requirements of a product or service from a third party;

(d) any Contract or arrangement with any director or officer of the Company or any of its Subsidiaries (other than for employment);

(e) any employment, consulting, deferred compensation, severance, bonus, retirement, or other similar Contract or plan with a value in excess of $500,000 for any individual Person or entity during the past twelve-month period;

(f) any employment-related Contract pursuant to which payments by the Company or any of its Subsidiaries will be required by reason of consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(g) any Contract involving individual or aggregate payments by or to the Company or any of its Subsidiaries of more than $1,000,000 in any twelve-month period;

(h) any Contract relating to equipment providing for aggregate rental payments in excess of $1,000,000 in any twelve-month period;

(i) any leases of Company Real Property, including all amendments, extensions, renewals and guaranties relating thereto (the “Real Property Leases”) or any leases of material personal property;

(j) any Contract (including any option) to purchase or sell any interest in real property;

(k) any Contract pursuant to which the Company or any of its Subsidiaries has an existing obligation to pay any material amounts in respect of indemnification obligations, purchase price adjustment, or otherwise, in connection with any merger, consolidation or other business combination or any acquisition or disposition of a business;

(l) any indemnification or other similar Contract pursuant to which the Company or any of its Subsidiaries is obligated to indemnify or advance expenses on behalf of any current or former director, manager or officer of the Company or any of its Subsidiaries in connection with any loss based on the fact that such Person is or was an director, manager or officer of the Company or any of its Subsidiaries;

(m) any commission, sales or agency Contract with any current employee, individual consultant, contractor or sales person that would require payments to any Person under such contract of an amount in excess of $500,000 over any one-year period for any Person;

(n) any Contract with a Top Customer or a Top Supplier;

(o) any Contract whose termination (other than those terminating by passage of time) would reasonably be expected to have a Material Adverse Effect on the Company and that is not disclosed or required to be disclosed on Schedule 4.8.1 pursuant to another subsection of this Section 4.8.1;

(p) any Contract (excluding employment-related Contracts) under which the Company or any of its Subsidiaries would incur any change-in-control payment or similar obligation by reason of this Agreement or the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement;

(q) any Contract with any Governmental Authority;

(r) any Contract for a Collective Bargaining Agreement; or

(s) any Contract pursuant to which the Company or any of its Subsidiaries (x) permits or agrees to permit any other Person to use, enforce, or register any material Intellectual Property Rights owned by the Company or any of its Subsidiaries, (y) has agreed to a covenant not to assert or sue with respect to any material Intellectual Property Right or (z) is permitted to use any material Intellectual Property Rights of any other person (other than shrink wrap licenses or other similar licenses for commercial off-the-shelf software products entered into in the Ordinary Course).

4.8.2 Each Contract disclosed on Schedule 4.8.1 (any such Contract, whether or not so listed, a “Material Contract”) is a valid and binding Contract of the Company or the Subsidiary that is a party thereto and is in full force and effect, and enforceable by the Company or its applicable Subsidiary party thereto in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in an Action at Law or in equity). Neither the Company nor any such Subsidiary, or any of their Affiliates, is in default or breach, in any material respect, under the terms of any Material Contract and neither the Company nor its applicable Subsidiary has received (1) written notice alleging a material default or material breach under any Material Contract (other than letters of default or breach that have been rescinded) or (2) written notice of cancellation or termination of such Material Contract and to the Company’s Knowledge, no event has occurred on or prior to the date hereof that (with or without notice, lapse of time or both) would constitute a material default by the Company or its applicable Subsidiary or any other party under any Material Contract. The Company has made available to Purchaser or its Representatives true and complete copies of each Material Contract, including all substantive amendments, modifications or waivers thereto.

4.8.3 The Company does not have any unpaid earn-out or similar obligations in connection with the acquisition of a business which will be required to be paid, except an aggregate amount of $27,500 payable to four employees in connection with the acquisition of Dualspark LLC (which shall be treated as Indebtedness).

4.9 Insurance Coverage.

4.9.1 Schedule 4.9 sets forth a list of all insurance policies or binders and fidelity bonds covering the assets, business, operations, employees, officers and directors, as applicable, of the Company and its Subsidiaries, including any backstop or self-funded policies (each a “Policy” and collectively, the “Policies”). With respect to each Policy, the Company has delivered to Purchaser a true and complete copy of each such Policy. All Policies are in full force and effect and there is no claim by the Company or any of its Subsidiaries pending under any Policy as to which coverage has been questioned, denied, or disputed by the issuers or underwriters of such Policies. The Company has not received written (or, to the Company’s Knowledge, oral) notice of a material default with respect to its obligations under, or notice of cancellation or nonrenewal of, any of such Policies.

4.9.2 There is no pending Action under the Policies with respect to the Company or its Subsidiaries as to which the insurers have denied or disputed (in writing), or, to the Company’s Knowledge, have threatened to deny or dispute, coverage. During the past three (3) years, no policy limits for any of such policies have been exhausted or materially reduced. Neither the Company nor its Subsidiaries has received any written notice of, or, to the Company’s Knowledge, has received any threat with respect to, a material increase in premiums with respect to, or any notice of cancellation or non-renewal of, any such policies. The Company has made available to Purchaser true, complete and correct copies of all loss-runs under such policies for the past three (3) years.

4.10 Litigation. Except as disclosed on Schedule 4.10, there is no Action pending or threatened in writing or, to the Company’s Knowledge, threatened orally against or affecting the Company or any of its Subsidiaries that, (a) if determined adversely to the Company or any of its Subsidiaries, or any of their respective properties or assets, would reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, or (b) seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. Neither the Company nor any of its Subsidiaries is subject to any Order that seeks to delay or prevent the transactions contemplated by this Agreement or any Ancillary Agreement.

4.11 Compliance with Applicable Laws; Permits.

4.11.1 Except as disclosed on Schedule 4.11.1, neither the Company nor any of its Subsidiaries, is in material violation of any applicable Law or Order, nor does the Company have knowledge of the issuance or proposed issuance of any notice by any Governmental Authority of any actual violation or any alleged material violation of any Law or Order, except where any violation or failure to comply with such Laws or Orders would not have a Material Adverse Effect. No Order has been issued by any Governmental Authority which is applicable to, or otherwise affects, the Company or its Subsidiaries or their business or assets, properties or rights that would reasonably be expected to have a Material Adverse Effect.

4.11.2 Schedule 4.11.2 sets forth a list of each material Permit held by the Company or any of its Subsidiaries, or issued and held in respect of the Company or any such Subsidiary, as applicable, or required to be so issued and held to carry on the business of the Company and such Subsidiaries as currently conducted. Except as disclosed on Schedule 4.11.2, each Permit disclosed on Schedule 4.11.2 is held by the Company or each of its Subsidiaries, as applicable, and is valid and in full force and effect. Neither the Company nor any of its Subsidiaries is in default under any Permit held by the Company or any of its Subsidiaries.

4.12 Properties. Schedule 4.12 sets forth a list of all Company Real Property. The Company has a valid leasehold interest in the Company Real Property, free and clear of any Liens other than Permitted Liens. Other than as set forth on Schedule 4.12, no portion of the Company Real Property has been subleased or sublicensed to any other Person. True and complete copies of (a) all Real Property Leases and (b) all instruments, agreements and other documents evidencing, creating or constituting any Liens on Company Real Property in Company’s possession have been made available to Purchaser. Neither the Company nor any of its Subsidiaries own any real property. To the Company’s Knowledge, there is no pending or threatened appropriation, condemnation, or similar proceeding affecting the Company Real Property or any part thereof or any sale or other disposition of the Company Real Property or any part thereof in lieu of condemnation or any other matter materially affecting and impairing the current use, occupancy or value of the Company Real Property. The Company Real Property constitutes all of the real property used by the Company or its Subsidiaries in the conduct of the business of the Company and its Subsidiaries.

4.13 Intellectual Property.

4.13.1 Schedule 4.13.1 sets forth a complete and accurate list of all of the following owned by the Company and its Subsidiaries: (a) issued patents and patent applications, (b) domain names and registered trademarks and applications therefor, (c) registered copyrights and applications therefor and (d) material proprietary software. The Company and its Subsidiaries own and possess all right, title and interest in and to the Intellectual Property Rights set forth on Schedule 4.13.1 free and clear of all Liens (other than Permitted Liens).

4.13.2 The Company or its Subsidiaries own or have the valid and legally enforceable right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property Rights required to conduct the business of the Company as currently conducted without any conflict with or infringement or misappropriation of any rights or property of third parties, and there is no action, suit, claim, or proceeding pending or, to the Company’s knowledge, threatened in writing during the past three (3) years, alleging any such infringement or violation or challenging the Company’s or any of its Subsidiaries’ rights in or to any such Intellectual Property Rights.

4.13.3 Except as disclosed on Schedule 4.13.3:

(a) neither the Company’s nor any of its Subsidiaries’ use of any Intellectual Property Rights nor the conduct of their respective businesses, as currently conducted or as conducted during the past three (3) years, infringes on, misappropriates or otherwise violates, in any material respect, any Intellectual Property Rights or other proprietary rights of any other Person, and the Company and its Subsidiaries have not received any written complaint, claim, demand or notice in the past twelve (12) months alleging such infringement, misappropriation or violation;

(b) no claims or allegations that a Person is infringing on, misappropriating or otherwise violating any Intellectual Property Rights owned by the Company or any of its Subsidiaries are pending against a third party and, to the Company’s Knowledge, no Person is infringing on, misappropriating or otherwise violating any such Intellectual Property Rights; and

(c) all registered patents, domain names, trademarks and copyrights, and applications to register patents, trademarks and copyrights set forth on Schedule 4.13.1, are in effect and, unless not material to the business of the Company or its Subsidiaries, have not expired or been cancelled, abandoned or otherwise terminated and, to the Company’s Knowledge, are valid and enforceable, and all renewal fees and other maintenance fees have been paid and all other maintenance actions have been taken.

4.13.4 Except as set forth on Schedule 4.13.4, no material software owned by or exclusively licensed to the Company and its Subsidiaries contains or requires use of any “open source” code, shareware or other software that is made generally available to the public without requiring payment of fees or royalties or that may require disclosure or licensing of any such software or any other Intellectual Property Rights owned by the Company or its Subsidiaries. Notwithstanding the contents of Schedule 4.13.4, none of the software owned by or exclusively licensed by the Company or its Subsidiaries contains source code that is covered by or subject to the requirements of any version of the GNU General Public License or the GNU Affero General Public License, and no rights under the Intellectual Property Rights owned by the Company and its Subsidiaries are obligated to be (x) waived as to or (y) licensed or disclosed to any Person as a result of the Company or its Subsidiaries’ use of “open source” code in the Company or its Subsidiaries’ software.

4.13.5 Each present or past employee, officer, consultant or any other Person who developed any material Intellectual Property Rights owned by the Company or its Subsidiaries has executed a valid and enforceable Contract with the Company or any of its Subsidiaries that (i) conveys to the Company or its Subsidiaries any and all right, title and interest in and to all Intellectual Property Rights developed by such Person in connection with such Person’s employment or engagement by the Company or its Subsidiaries, (ii) requires such Person, during and after the term of employment or contract, to cooperate with the Company or its Subsidiaries to secure its rights in such Intellectual Property Rights, including in the prosecution of any patent applications filed in connection with such Intellectual Property Rights and (iii) obligates such Person to keep any proprietary information of the Company and its Subsidiaries confidential both during and after the term of employment or Contract.

4.13.6 The Company and its Subsidiaries are not party to any Contracts that, as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, would require Purchaser or any of its Affiliates to assign, license, grant a non-assert or make available to any other Person any Intellectual Property Rights, or restrict the use or license by Purchaser or any of its Affiliates of any Intellectual Property Rights, or impose any royalty obligations on Purchaser or any of its Affiliates with respect to the use of any Intellectual Property Rights.

4.14 Environmental Matters.

4.14.1 The representations and warranties contained in this Section 4.14 are the sole and exclusive representations and warranties of the Company pertaining to or relating to any environmental matters, including any matter arising under any Environmental Laws or Environmental Permits. Except as disclosed on Schedule 4.14.1:

(a) during the period in which the Company or any of its Subsidiaries was a tenant thereon, and, to the Company’s Knowledge, prior to that period, Constituents of Concern have not been generated, recycled, used, treated, or stored on, transported to or from, or released or disposed on or from, the Company Real Property by the Company or any of its Subsidiaries or, to the Company’s Knowledge, by any third party, except in a manner which would not reasonably be expected to result in any material liability under any Environmental Laws and is otherwise in material compliance with Environmental Laws;

(b) the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Environmental Laws and, are in compliance with, and have applied for all renewals of, all applicable Environmental Permits, all of which Environmental Permits have been provided to Purchaser prior to the date hereof and are listed on Schedule 4.14.1(b);

(c) there are no pending or, to the Company’s Knowledge, threatened Environmental Claims against the Company or any of its Subsidiaries or the Company Real Property;

(d) to the Company’s Knowledge, there are no (i) underground storage tanks or dumps, (ii) landfills, (iii) surface impoundments, (iv) other units for the treatment, storage or disposal of Constituents of Concern, (v) asbestos or (vi) polychlorinated biphenyls at, on, in or under the Company Real Property; and

(e) neither the Company nor any of its Subsidiaries has any liability or obligation, or has entered into an agreement or consent order assuming any liability or obligation, under any Environmental Law (including any obligation to remediate any Environmental Condition whether caused by the Company or any of its Subsidiaries).

4.14.2 The Company has made available to the Purchaser true and complete copies of all environmental investigations, studies, audits, tests, reviews, or other analyses in its possession or control relating to the operations of the Company or the Company Real Property.

4.15 Plans.

4.15.1 Schedule 4.15.1 sets forth a list of all pension, profit-sharing or profits interest, savings, retirement, employment (other than offer letters for “at-will” employment that do not provide for severance or other material payments or benefits and that are substantially similar to the form offer letter provided in the Company’s electronic data room, and other than for service agreements in respect of UK employees who do not form part of management), collective bargaining, consulting, severance, termination, executive compensation, incentive compensation, commission, deferred compensation, bonus, equity purchase, equity option, phantom equity or other equity-based compensation, change-in-control, retention, salary continuation, vacation or sick pay policy, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any of its Subsidiaries is the sponsor, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, loan, educational assistance or material (meaning in this case, a threshold of $15,000 in annual cost to the Company or any of its Subsidiaries) fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, including each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and other material (meaning in this case, a threshold of $15,000 in annual cost to the Company or any of its Subsidiaries) employee benefit plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Combination), in each case, (i) under which any current, former or retired employee, independent contractor or director of the Company or any of its Affiliates has any present or future right to benefits and that is contributed to, sponsored or maintained by the Company or any of its Affiliates; or (ii) with respect to which the Company or any of its Affiliates has any actual or contingent liability, whether direct or indirect (collectively, the “Plans”). Neither the Company nor any of its Subsidiaries has any plan or has made any promise or commitment to create any additional benefit plans which would be considered to be Plans once created or to improve or change the benefits in any material respect provided under any Plan. With respect to each Plan, the Company has delivered to Purchaser true, correct and complete copies of (i) all Plans or, in the case of any unwritten Plan, a description thereof and, in each case, to the extent applicable, all amendments thereto; (ii) other than with respect to Plans primarily for the benefit of non-U.S. employees, the most recent annual report on Form 5500 filed with the IRS with respect to each Plan (if any such report was required); (iii) the most recent summary plan description for each Plan for which such summary plan description is required; (iv) each trust agreement and group annuity contract relating to any Plan; (v) the most recent financial statements and actuarial reports for each Plan (if any); and (vi) all material written communications to any Governmental Authority relating to such Plan made within the last year.

4.15.2 Neither the Company nor any of its ERISA Affiliates has, during the six-year period ending on the date of this Agreement, maintained, contributed to or been required to contribute to any Plan that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code, or Section 4971 of the Code. Neither the Company nor any of its ERISA Affiliates has any unsatisfied liability under Title IV of ERISA and, to the Company’s Knowledge, no condition exists that would cause the Company or any of its ERISA Affiliates to incur a liability under Title IV of ERISA. Neither the Company nor any of its ERISA Affiliates has, or within the six-year period ending on the date of this Agreement has contributed to, been required to contribute to, or has or within the six-year period ending on the date of this Agreement has had any obligation or liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA. None of the Plans (a) is a “multiple employer plan” (within the meaning of Section 4063 or Section 4064 of ERISA), (b) is a plan maintained in connection with a trust described in Section 501(c)(9) of the Code, or (c) provides for or promises retiree medical or life insurance or other health or welfare benefits to any current or former employee of the Company, or any ERISA Affiliate, except to the extent required by Section 4980B of the Code or pursuant to a severance arrangement scheduled on Schedule 4.15.1. There does not now exist nor, to the Company’s Knowledge, do any circumstances exist that are reasonably likely to result in any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Closing.

4.15.3 Each Plan is in compliance in all material respects with, and has for all relevant periods been operated, established, registered, amended, funded, invested, maintained and administered in all material respects in accordance with, its terms and the requirements of all applicable Laws, and the Company has satisfied in all material respects all of its statutory, regulatory, and contractual obligations with respect to each such Plan. No Action is pending or, to the Company’s Knowledge, threatened with respect to any Plan (other than routine claims for benefits in the Ordinary Course), and to the Company’s Knowledge, no fact or circumstance exists that could reasonably be expected to give rise to any such Action.

4.15.4 Each Plan that is intended to be qualified under Section 401(a) and/or Section 501(a) of the Code has either received a favorable determination letter from the IRS that it is so qualified or is established on a pre-approved form of plan document that has received a favorable advisory or opinion letter from the IRS, no such determination letter has been revoked, and to the Company’s Knowledge, nothing has occurred since the date of such determination, advisory, or opinion letter that would reasonably be expected to adversely affect the qualified status of any Plan.

4.15.5 There has been no material breach of fiduciary responsibility or material non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Neither the execution and delivery of this Agreement nor the consummation of the Combination contemplated hereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to (i) not be deductible as a result of Section 280G of the Code (or any corresponding provisions of foreign, state or local law relating to Tax); or (ii) be subject to the excise tax under Section 4999 of the Code. Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code is in compliance in all material respects with Section 409A of the Code. Neither the Company nor any of its Affiliates is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of foreign, state or local law relating to Tax).

4.15.6 All contributions, premiums, or payments required to be made with respect to each Plan have been made on or before their due dates (including any extensions) and within the applicable time required by the Plan and applicable Law in all material respects.

4.15.7 Except as set forth on Schedule 4.15.7, none of the execution and delivery of this Agreement or the consummation of the Combination contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Closing) will (i) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or benefit; (ii) accelerate the time of payment or vesting, or trigger or increase any payment or funding, of any compensation or benefits, or trigger any other obligation, under any Plan; or (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Plan.

4.15.8 Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, all Plans subject to the laws of any jurisdiction outside the United States (i) have been maintained in accordance with all applicable requirements; (ii) that are intended to qualify for special tax treatment, meet all the requirements for such treatment; and (iii) that are intended to be funded or book-reserved, are fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

4.16 Affiliate Transactions. Except as disclosed on Schedule 4.16, neither the Seller nor any current or former Affiliate, officer, manager or director (or the equivalent), equity holder or stockholder of the Company or any of its Subsidiaries or any Affiliate or immediate family member of any of the foregoing is a party to any Contract with the Company or any of its Subsidiaries having a value in excess of $100,000 per year, other than with respect to the payment of compensation to officers, managers or directors (or the equivalent) in the Ordinary Course and at arm’s-length or intercompany transactions among the Company and any of its wholly-owned Subsidiaries. No such Person has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the businesses of the Company and its Subsidiaries having a value in excess of $100,000. No such Person owes any money to or is owed any money by the Company or any of its Subsidiaries in excess of $50,000. No such Person owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer (or manager or other equivalent position) or trustee, director, manager, Affiliate, or employee of, any Person that is a seller to, or supplier, lessor, lessee, licensor, or competitor of the Company or any of its Subsidiaries, including any counterparty to any Material Contract.

4.17 Other Employment Matters.

4.17.1 Neither the Company nor any of its Affiliates is a party to or bound by a Collective Bargaining Agreement, nor is any such agreement being negotiated, and no Collective Bargaining Agreement is applicable to any employees of the Company or any of its Affiliates. To the Company’s Knowledge, as of the date of this Agreement, no labor organization or group of employees of the Company or any of its Affiliates has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s Knowledge, threatened to be brought or filed with or before the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s Knowledge, in the past three (3) years, there have been no organizing activities, union election activity or attempts to bargain collectively. In the past three (3) years, there have been no strikes, work stoppages, slowdowns, picketing, concerted refusal to work overtime, handbilling, demonstrations, leafletting, lockouts, arbitrations or grievances (in each case involving labor matters), or other labor disputes against or involving the Company or any of its Affiliates and none are pending, or, to the Company’s Knowledge, threatened. Neither the Company nor any of its Affiliates is a party to any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees that would prevent or materially restrict or impede the consummation of the transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them).

4.17.2 Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries is, and has for the past three (3) years been in compliance in all respects with all federal, state, local and foreign laws regarding labor, employment and employment practices, including but not limited to all laws relating to (i) the hiring, promotion, assignment, and termination of employees; (ii) discrimination; (iii) harassment; (iv) retaliation; (v) equal employment opportunities; (vi) disability; (vii) labor relations; (viii) wages and hours; (ix) the Fair Labor Standards Act of 1938, and applicable state and local wage and hour laws (collectively, “FLSA”); (x) hours of work; (xi) payment of wages; (xii) immigration; (xiii) workers’ compensation; (xiv) employee benefits; (xv) background and credit checks; (xvi) working conditions; (xvii) occupational safety and health; (xviii) family and medical leave; and (xvix) any bargaining or other obligations under the National Labor Relations Act. To the Company’s Knowledge, each employee, officer and independent contractor of the Company and any of its Subsidiaries has all work permits, immigration permits, visas, or other authorizations required by applicable law for such service provider given the duties and nature of such service provider’s services. A properly completed Form I-9 is on file with respect to each US-based employee of the Company and its Subsidiaries.

4.17.3 Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, there are no pending or, to the Company’s Knowledge, threatened Actions or other legal proceeding against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former officer, employee, independent contractor, leased employee, intern, volunteer or “temp” of the Company or any of its Subsidiaries, or any person alleging to be a current or former employee, or any group or class of the foregoing, or any Governmental Authority, alleging (i) violation of any labor or employment law; (ii) breach of any Collective Bargaining Agreement; (iii) breach of any express or implied contract of employment; (iv) wrongful termination of employment; or (v) any other discriminatory, wrongful or tortious conduct in connection with any employment relationship. Prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any liabilities or obligations under the United States Worker Adjustment and Retraining Notification Act or any similar state or local law that remain unsatisfied..

4.17.4 For the past three (3) years, all individuals who perform or have performed services for the Company or any of its Subsidiaries have been properly classified under applicable law as (i) employees or independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state law), and no such individual has been improperly included or excluded from any Plan, except for non-compliance or exclusions which would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries, taken as a whole, and neither the Company nor any of its Subsidiaries has notice of any pending or, to the knowledge of the Company, threatened inquiry or audit from any Governmental Authority concerning any such classifications.

4.17.5 The Company has made available to Purchaser a list of all persons who are employees of the Company and its Subsidiaries as of the date of this Agreement, which list sets forth for each such individual the following: (i) identification number; (ii) title or position; (iii) whether full or part time; (iv) hire date; (v) current annual base compensation rate; (vi) commission, bonus or other cash incentive-based compensation; (vii) classification as exempt or non-exempt and (viii) location.

4.17.6 No employee of the Company or any of its Subsidiaries with a title of vice president or higher has given notice to the Company or any of its Subsidiaries that such employee intends to terminate his or her employment. To the Company’s Knowledge, no current or former officer or employee is in violation, in any material respect, of any term of any employment contract, non-disclosure agreement or noncompetition agreement between such officer or employee and the Company or any of its Affiliates.

4.18 Customers and Suppliers.

4.18.1 Schedule 4.18.1 sets forth a list of the ten (10) largest customers (the “Top Customers”) and the ten (10) largest suppliers (the “Top Suppliers”) of the Company and its Subsidiaries (taken as a whole), as measured by the dollar amount of payments to or purchases therefrom, during the twelve (12) month period ended December 31, 2016, showing purchases by and payments to the Company or the applicable Subsidiary from and to each such supplier and customer during such periods.

4.18.2 Since December 31, 2016, no customer or supplier listed on Schedule 4.18.1 has terminated its relationship with the Company, and no such customer or supplier has notified the Company in writing (or, to the Company’s Knowledge, orally) that it intends to terminate its relationship with or materially decrease the amount of business done with the Company or materially alter the terms upon which it is willing to do business with the Company.

4.19 Finders’ Fees. Except as disclosed on Schedule 4.19, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective Affiliates, who might be entitled to any fee or commission, or similar compensation payable from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.

4.20 International Trade Matters. Except as disclosed on Schedule 4.20, neither (A) the Company, nor (B) any of its Subsidiaries, nor (C) any of their directors or officers, nor, to the Company’s Knowledge, (D) any employees of the Company or any of its Subsidiaries or any customers or vendors of or agents for or on behalf of the Company or any of its Subsidiaries: (i) is designated on, or is owned or controlled by any party that is designated on, any list of restricted parties maintained by any applicable jurisdiction, including, for example, the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury, Office of Foreign Assets Control or acts on behalf of any such designated party, or (ii) has participated in any transaction involving such designated Person, or any country or territory subject to country-wide or territory-wide restrictions or substantial restrictions on transactions by any applicable jurisdiction.

4.21 Anti-Corruption Matters. Since January 1, 2012, neither the Company, any of its Subsidiaries or any of their directors, officers or employees, nor, to the Company’s Knowledge, any of their Representatives, or any Person acting on their behalf has paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any government official, government employee, political party, political party official, candidate for public office, officer or employee of a public international organization, or any Person for the purpose of influencing any official act or decision or to secure an improper advantage in order to obtain or retain business. Since January 1, 2012, neither the Company, its Subsidiaries or any of their directors, officers or employees, nor, to the Company’s Knowledge, any Representatives or any Person acting on their behalf has violated any applicable anti-corruption law, including the U.S. Foreign Corrupt Practices Act. The Company and its Subsidiaries have implemented and maintain internal controls and accounting procedures reasonably designed to prevent and detect such violations and have at all times maintained accurate books and records materially in compliance with applicable anti-corruption laws. The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable trade restrictions, including those imposed by the Office of Foreign Assets Control, the U.S. State Department or the U.S. Department of Treasury.

4.22 No Money Laundering. During the past four (4) years, the operations of the Company and its Subsidiaries are and have at all times been conducted in material compliance with all applicable financial recordkeeping and reporting requirements, anti-money laundering laws, and rules and regulations thereunder. During the past four (4) years, neither the Company nor any of its Subsidiaries have violated any applicable financial or anti-money laundering laws, nor, to the Company’s Knowledge, has there been any allegation or reason to believe such violation may have occurred. To the Company’s Knowledge, no Action, by or before any court or Governmental Authority involving the Company or its Subsidiaries with respect to such financial and anti-money laundering laws has been or is pending or threatened.

4.23 Data Security.

4.23.1 The Company and each of its Subsidiaries have reasonable safeguards in place designed to protect customer data (including Protected Information). The Company and each of its Subsidiaries have used reasonable care in protecting the confidentiality, integrity, availability, and security of the Company’s IT Assets, networks and data and all customer data (including Protected Information).

4.23.2 The Company and each of its Subsidiaries have developed and implemented policies, procedures, and training programs to help ensure past, current, and ongoing compliance with all applicable Information Privacy and Security Laws. The Company and each of its Subsidiaries have delivered to the Purchaser true, correct and complete copies of their current policies and training materials relating to the Company’s data security and privacy practices.

4.23.3 Except as disclosed on Schedule 4.23.3, to the Company’s Knowledge, there has not been any unauthorized access, acquisition, use or disclosure of any Protected Information controlled by or on behalf of the Company or any of its Subsidiaries, including any unauthorized access, acquisition, use or disclosure of Protected Information that would constitute a security breach for which notification to affected individuals, any Governmental Authority, or any third-party entity or individual is required under any applicable Information Privacy and Security Laws.

4.23.4 No third party with whom the Company or any of its Subsidiaries have shared Protected Information has notified the Company of any unauthorized acquisition, access, use or disclosure of Protected Information received from or on behalf of the Company or any of its Subsidiaries that would trigger a notification or reporting requirement under Information Privacy and Security Laws.

4.23.5 There are no actions pending, or to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries relating to the security, collection or use of Protected Information, or the adequacy of, and compliance with, the Company’s internal data security and privacy policies and procedures.

4.23.6 The Company uses reasonable care in maintaining physical and data security, disaster recovery, and business continuity plans and procedures. The Company acts in compliance with such plans and procedures and has taken reasonable care to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.

4.23.7 The IT Assets, including the software, hardware, networks, servers, workstations, switches, data communication lines, hubs, platforms and related systems, owned, leased or licensed by the Company and its Subsidiaries in the conduct of their business are sufficient in all material respects for the immediate and currently anticipated future needs of the Company and its Subsidiaries, including as to capacity, scalability and ability to process currently anticipated peak volumes. In the last twenty-four (24) months, there have been no failures, breakdowns, continued substandard performance, known non-trivial vulnerabilities, or other adverse events affecting any such IT Assets that have caused any material disruption or interruption in or to the use of such IT Assets.

4.24 Privacy.

4.24.1 The Company’s and each of its Subsidiaries’ collection, maintenance, transmission, transfer, use, disclosure, storage, disposal and security of Protected Information complies in all material respects, with (i) applicable Information Privacy and Security Laws, (ii) applicable PCI DSS requirements, (iii) Contracts to which the Company or any of its Subsidiaries is a party that govern that Protected Information, and (iv) applicable publicly posted Company website privacy policies.

4.24.2 The Company and its Subsidiaries have not received written notice of any allegation that there has been a material breach of any Business Associate Agreement (i.e., a “business associate contract” as described under HIPAA at 45 C.F.R. § 164.504(e)) to which the Company or any of its Subsidiaries is a party. To the Company’s Knowledge, the Company and its Subsidiaries are not under investigation by any Governmental Authority for a violation of HIPAA or other applicable Information Privacy and Security Law, nor has the Company or any of its Subsidiaries received any notices from the United States Department of Health and Human Services, Office of Civil Rights alleging any such violations.

4.25 Government Contracts.

4.25.1 Set forth in Schedule 4.25.1(a) is a list of each Government Contract, the period of performance for which has not expired and which remains in effect (i.e., each Government Contract for which the Company has not completed performance and submitted a final invoice) (each, a “Current Government Contract”) as of the date of this Agreement. Set forth in Schedule 4.25.1(b) is a list of each Government Bid submitted by the Company that remains outstanding as of the date of this Agreement.

4.25.2 Except as set forth in Schedule 4.25.2, there exists no Government Contract that was awarded to the Company pursuant to a procurement that was restricted to bidders qualified as a “small business,” “small disadvantaged business,” or otherwise possessing protégé status, veteran owned small business or other preferential status, or a “minority set aside” or other “set aside” status.

4.25.3 Except as set forth in Schedule 4.25.3, with respect to each Current Government Contract to which the Company is a party and each pending Government Bid submitted by the Company:

(a) each such Current Government Contract was legally awarded, is binding on the Company, is in full force and effect, and was awarded in compliance with applicable Law; and no Current Government Contract or Government Bid is currently the subject of bid protest proceedings;

(b) the Company has complied with all material terms and conditions of such Current Government Contract or Government Bid, including all material clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein;

(c) the Company has complied in all material respects with all Laws pertaining to such Current Government Contract or Government Bid;

(d) all representations, certifications, disclosures and warranties of the Company executed, acknowledged or set forth in or pertaining to such Current Government Contract or Government Bid were complete and correct in all material respects as of the dates they were made (or deemed made), and the Company has complied in all material respects with all such representations, certifications, disclosures and warranties;

(e) all information submitted by the Company in support of the negotiation of Current Government Contracts or Government Bids, or modifications thereto, or in support of requests for payments thereunder, was, as of the date of price agreement or payment submission current, accurate and complete in all material respects;

(f) no Governmental Authority or other Person has notified the Company in writing that it has, or may have, breached or violated in any material respect any, certification, representation, disclosure, provision, requirement, applicable Law, regulation or administrative order pertaining to such Current Government Contract or Government Bid;

(g) no Governmental Authority, any prime contractor, subcontractor or any other Person has notified the Company in writing that any Current Government Contract has been terminated for any reason and no cure notice or show cause notice or stop work order is currently in effect pertaining to any such Government Contract or Government Bid; and

(h) since January 1, 2014, no money due to the Company pertaining to a Current Government Contract or Government Bid has been withheld or offset in a material amount nor has any claim been made to withhold or set-off payment.

4.25.4 Except as set forth in Schedule 4.25.4, neither the Company, nor, to the Company’s Knowledge, any of its directors, officers or employees, is or at any time since January 1, 2014 has been:

(a) under audit or administrative, civil or criminal investigation, or the subject of any information or indictment by any Governmental Authority, other than routine audits in the ordinary course of business, or the subject of any actual “whistleblower” or “qui tam” lawsuit;

(b) the subject of any internal investigation conducted or initiated by the Company, or a voluntary disclosure or mandatory disclosure to any Governmental Authority, in each case with respect to any alleged act or omission arising under or relating to any Government Contract or Government Bid; or

(c) debarred or suspended or proposed for debarment, or received written notice of actual or proposed debarment or suspension, from participation in the award of any Government Contracts by any Governmental Authority, or, to the Company’s Knowledge, is or was the subject of a finding of non-responsibility or ineligibility for Government Contracts (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements). To the Company’s Knowledge, no facts or circumstances exist that would warrant the institution of suspension or debarment proceedings or the finding of non-responsibility or ineligibility on the part of the Company or its directors or officers.

4.25.5 Except as set forth in Schedule 4.25.5, there exist:

(a) no outstanding material claims or disputes, either by any Governmental Authority or by any prime contractor, subcontractor, vendor or other third party, against the Company, arising under or relating to any Government Contract to which the Company is a party or any Government Bid involving the Company; and

(b) no outstanding material claims or disputes by the Company against any Governmental Authority under the Contract Disputes Act of 1978 or any other applicable Law, or any prime contractor, subcontractor or vendor, in each case arising under or relating to any Government Contract to which the Company is a party. The Company has no interest in any pending claim or request for equitable adjustment against any Governmental Authority or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract to which the Company is a party or any Government Bid involving the Company.

4.25.6 As of the date of this Agreement, to the Company’s Knowledge, since January 1, 2014, there have been no reports resulting from audits or other administrative, civil or criminal investigations by Governmental Authority officials of any of the Government Contracts (past or present) that conclude that the Company engaged in overcharging or other defective pricing practices or in other practices in violation of applicable Law, and no Governmental Authority has made any allegations in writing, or to the Company’s Knowledge orally, under or relating to the U.S. civil or criminal False Claims Act or similar state laws, the Anti-Kickback Act or the Procurement Integrity Act or any comparable state or foreign Law, in each case with respect to any Government Contract or Government Bid involving the Company. As of the date of this Agreement, to the Company’s Knowledge, there are no audits or other administrative, civil or criminal investigations by Governmental Authority officials of any Government Contracts (past or present) which are either on-going or have been completed but the report of which has not yet been issued (and is expected to be issued) and which are expected to recommend fines, penalties or other sanctions.

4.25.7 All sales, pricing and discount information submitted by the Company in support of a proposal for any General Service Administration Federal Supply Schedule contract was current, accurate and complete when submitted, and the Company has complied with the requirements of the Price Reductions clause, and has timely reported sales and paid all required Industrial Funding Fees for any Federal Supply Schedule contract.

4.25.8 Except as set forth in Schedule 4.25.8, the Company has not received a past performance evaluation with a rating lower than satisfactory in connection with any Government Contract within the past three (3) years.

4.25.9 To the Company’s Knowledge, the Company is in compliance in all material respects with all security obligations incorporated in any Government Contract and all national security obligations applicable to the Company, including without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 28, 2006). The facility and personnel security clearances listed in Schedule 4.25.9 are all of the clearances necessary to conduct the business of the Company as of the date of this Agreement.

4.25.10 Except as set forth in Schedule 4.25.10, to the Company’s Knowledge, there is no work or future business opportunities from which the Company is currently limited, prohibited or otherwise restricted from performing or bidding, due to express “organizational conflicts of interest” (as defined by FAR Subpart 9.5), Contract terms or provisions, or organizational conflicts of interest mitigation plans submitted by the Company in connection with any Government Contract.

4.25.11 All Intellectual Property Rights (if any) delivered or used by the Company in performance of any Government Contract, including technical data, computer software and computer software documentation, other than third party computer software, has included the proper restrictive legends, such as “Restricted Rights,” “Government Purpose Rights,” “Limited Rights” or “Special License Rights,” within the meaning of the FAR and the Department of Defense FAR Supplement.

4.25.12 The Company is in compliance in all material respects with all applicable statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. § 2278), the International Traffic in Arms Regulations (ITAR) (22 CFR Part 120 et seq.), the Export Administration Regulations (15 CFR Part 730 et seq.) and associated executive orders, the laws, restrictions and sanctions implemented by the Office of Foreign Assets Controls, U. S. Department of Treasury, and any other applicable U.S. export control and economic sanctions laws and regulations (collectively, the “Export Control Laws”). The Company has not received any communication in writing from any Governmental Authority or any other Person of any actual or alleged violation, breach of noncompliance with the Export Control Laws.

4.25.13 Neither the Company, nor, to the Company’s Knowledge, any director, manager, or officer thereof, nor any employee or Person acting for or on behalf of any of the foregoing, has (A) used any funds for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses related to political activity, or (B) made any other payment in violation of Law to any official of any Governmental Authority, including but not limited to, bribes, gratuities, kickbacks, lobbying expenditures, political contributions or contingent fee payments.

4.26 Exclusivity of Representations and Warranties.

4.26.1 NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PURCHASER OR ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS, CONFIDENTIAL INFORMATION MEMORANDA, MANAGEMENT PRESENTATIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV AND ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE COMPANY PURSUANT TO THIS AGREEMENT, THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE EQUITY SECURITIES OR BUSINESSES OR ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, OR THE ACCURACY OR COMPLETENESS OF ANY SUCH DOCUMENTATION OR OTHER INFORMATION SO PROVIDED, OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, IT BEING UNDERSTOOD THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV AND ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE COMPANY PURSUANT TO THIS AGREEMENT, PURCHASER IS RELYING ONLY ON THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN THIS ARTICLE IV AND ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE COMPANY PURSUANT HERETO; PROVIDED THAT THE FOREGOING SHALL NOT LIMIT PURCHASER’S REMEDIES WITH RESPECT TO FRAUD OR CONSTITUTE A DISCLAIMER OF ANY DOCUMENTATION OR INFORMATION FURNISHED OR MADE AVAILABLE WITH THE INTENT TO DEFRAUD.

V. REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants, as of the date hereof and as of the Closing Date, as follows:

5.1 Organization. Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of Delaware. Seller is not in violation of any material provision of its Organizational Documents. Neither the manager, managing member, member, board of directors or other governing body of Seller has approved or proposed, and no equity holder of Seller has approved or adopted, as of the date hereof any amendment to any of the Organizational Documents of Seller.

5.2 Authorization; Enforceability. Seller’s execution, delivery, and performance of this Agreement and each Ancillary Agreement to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, are within Seller’s capacity, power and authority and have been duly authorized by all necessary third party action. Seller has all requisite capacity, power and authority to become a party to, and to consummate the transactions contemplated by, this Agreement and each Ancillary Agreement to which Seller is or will be a party. This Agreement and each Ancillary Agreement to which Seller is or will be a party has been or will be duly executed and delivered by Seller, and once executed, will constitute, a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with their respective terms subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

5.3 Title to Interests. The Seller is the sole record and beneficial owner of, and has good and valid title to, the Shares, free and clear of any Liens, except as are imposed by applicable securities or other Laws.

5.4 Non-Contravention; Consents.

5.4.1 The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which it is or will be a party does not and will not (a) violate the Organizational Documents of Seller or (b) violate any applicable Law or Order.

5.4.2 Seller is not subject to, or a party to, any provision of any Organizational Document, mortgage, Lien, lease, Permit, instrument, Law, Order, or any other restriction of any kind or character, that would prevent or delay the timely consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

5.4.3 Except for compliance with the notification, reporting, and waiting period requirements of the HSR Act, the execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements to which it is, as contemplated by this Agreement, to become a party, does not and will not require any filing or notification with, or any clearance, authorization, Approval, waiver, or consent from, any Governmental Authority.

5.5 Litigation. Except as disclosed on Schedule 5.5, there is no Action pending or threatened in writing or, to Seller’s Knowledge, threatened orally against or affecting Seller that, (a) if determined adversely to the Seller, or any of their respective properties or assets, would reasonably be expected to be materially adverse to the Seller, or (b) seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. Seller is not subject to any Order that seeks to delay or prevent the transactions contemplated by this Agreement or any Ancillary Agreement.

5.6 Finders’ Fees. Except as disclosed on Schedule 5.6, there is no investment banker, broker, finder, or other intermediary that has been retained by or is authorized to act on behalf of Seller or any of its Affiliates, who might be entitled to any fee or commission, or similar compensation payable from Seller or its Affiliates in connection with the transactions contemplated by this Agreement or any Ancillary Agreement. All amounts disclosed on Schedule 5.6 or required to be paid to the investment banker, broker, finder, or other intermediary set forth thereon shall be paid by Seller.

5.7 Capitalization. Schedule 5.7 sets forth a true and complete list of all the authorized, issued and outstanding equity interests (listed by class or series, and by each holder thereof) of Seller and the Preferred Amount as of the date hereof, and whether an 83(b) election under the Code was made with respect to such equity interests. All of the issued and outstanding equity interests of Seller are duly authorized, validly issued and were not issued in violation of any purchase or call option, right of first refusal or offer, subscription right, preemptive right or any similar rights. Except for this Agreement and the Ancillary Agreements and as set forth in Schedule 5.7, there are no outstanding rights, options, warrants, convertible or exchangeable securities, subscription rights, preemptive rights, conversion rights, exchange rights or other agreements that require Seller to issue, exchange, redeem or acquire any equity interests or any other securities of Seller. There are no (a) outstanding or authorized equity appreciation, phantom stock, profit participation or similar rights with respect to any equity interests of Seller, (b) agreements, voting trusts or proxies with respect to the voting, disposition, acquisition or registration under the Securities Act, of any equity interests of Seller or (c) bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of Seller on any matter.

5.8 ABRY Stockholder Payments. Neither any ABRY Stockholder nor any of their Affiliates (other than the Seller and its Subsidiaries) will receive any portion of any cash payment made, or caused to be made, by the Purchaser to or on behalf of the Seller or any of its Subsidiaries at the Closing or pursuant to the Promissory Note.

5.9 Exclusivity of Representations.

5.9.1 NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PURCHASER OR ITS RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V AND ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY SELLER PURSUANT TO THIS AGREEMENT, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, OR THE ACCURACY OR COMPLETENESS OF ANY SUCH DOCUMENTATION OR OTHER INFORMATION SO PROVIDED, OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, IT BEING UNDERSTOOD THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V AND ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY SELLER PURSUANT TO THIS AGREEMENT, PURCHASER IS RELYING ONLY ON THE REPRESENTATIONS AND WARRANTIES OF THE SELLER SET FORTH IN THIS ARTICLE V AND ANY CERTIFICATE OR OTHER INSTRUMENT DELIVERED BY THE SELLER PURSUANT HERETO; PROVIDED THAT THE FOREGOING SHALL NOT LIMIT PURCHASER’S REMEDIES WITH RESPECT TO FRAUD OR CONSTITUTE A DISCLAIMER OF ANY DOCUMENTATION OR INFORMATION FURNISHED OR MADE AVAILABLE WITH THE INTENT TO DEFRAUD.

5.10 Seller’s Investigation and Reliance. The Seller is a sophisticated party and has made its own investigation, review and analysis regarding the Purchaser and its Subsidiaries and the transactions contemplated hereby, together with the Representatives that they have engaged for such purpose. The Seller and its Representatives have been provided with full and complete access to the Representatives, properties, offices and other facilities, books and records of the Purchaser and its Subsidiaries and other necessary information that they have requested in connection with their investigation of the Purchaser and its Subsidiaries and the transactions contemplated hereby. The Seller is not relying, and has not relied, upon any statement, representation or warranty, oral or written, express or implied, made by the Purchaser or its Affiliates or Representatives, except as expressly set forth in Article VI and the Disclosure Schedules. Neither the Purchaser nor any of their Affiliates or Representatives shall have any liability to the Seller or any of its Affiliates or Representatives resulting from the use of any information, documents, or materials made available to the Seller, whether orally or in writing, in any confidential information memoranda, “data rooms”, “virtual data rooms”, management presentations, due diligence discussions or presentations or in any other form in expectation of the transactions contemplated by this Agreement. Neither the Purchaser nor any of their Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Purchaser and its Subsidiaries, including as contained in any information memorandum. The Seller acknowledges and agrees that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections or forecasts). Nothing in this Section 5.10 is intended to modify or limit any of the representations or warranties of the Purchaser set forth in Article VI. Notwithstanding anything to the contrary, nothing in this provision will limit the Seller’s remedies with respect to fraud.

VI. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER ENTITIES

Purchaser, Merger Sub 1, Merger Sub 2, Inception Intermediate, Inception Parent and Borrower (collectively, the “Purchaser Entities”) represent and warrant to the Seller and the Company, as of the date hereof and as of the Closing Date, as follows:

6.1 Existence and Qualification. The Purchaser is duly formed, validly existing, and in good standing as a corporation under the Laws of the State of Delaware, the jurisdiction of its incorporation. Merger Sub 1 is duly formed, validly existing, and in good standing as a corporation under the Laws of the State of Delaware, the jurisdiction of its incorporation. Merger Sub 2 is duly formed, validly existing, and in good standing as a limited liability company under the Laws of the State of Delaware, the jurisdiction of its formation. Inception Intermediate is duly formed, validly existing, and in good standing as a corporation under the Laws of the State of Delaware, the jurisdiction of its incorporation. Inception Parent is duly formed, validly existing, and in good standing as a corporation under the Laws of the State of Delaware, the jurisdiction of its incorporation. Each Purchaser Entity and its respective Subsidiaries has the requisite power and authority required to carry on its respective businesses in all material respects as presently conducted. Except as disclosed on Schedule 6.1, each Purchaser Entity and its respective Subsidiaries is duly licensed or qualified to conduct business as a foreign entity and is in good standing in each jurisdiction where such qualification is required, other than any failure to be qualified, licensed or in good standing which has not had, and would not reasonably be expected to have a Material Adverse Effect on any Purchaser Entity. Purchaser has made available to Seller true and complete copies of the Organizational Documents of each Purchaser Entity. No Purchaser Entity is in violation of any material provision of its Organizational Documents. Except as provided herein, neither the manager, managing member, member, board of directors or other governing body of any Purchaser Entity has approved or proposed as of the date hereof any amendment to any of the Organizational Documents of any Purchaser Entity.

6.2 Authorization; Enforceability. The Purchaser Entities’ execution, delivery, and performance of this Agreement and each Ancillary Agreement to which it is or will be a party and the consummation of the transactions contemplated hereby and thereby, are within the Purchaser Entities’ respective capacity, power and authority and have been duly authorized by all necessary third-party action. This Agreement and each Ancillary Agreement to which each Purchaser Entity is or will be a party has been or will be duly authorized, executed and delivered by such Purchaser Entity, and once executed, will constitute a legal, valid and binding agreement of each Purchaser Entity, enforceable against each Purchaser Entity in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to the effect of general principles of equity (regardless of whether enforcement is considered in an Action at law or in equity).

6.3 Non-Contravention; Consents.

6.3.1 Except as disclosed on Schedule 6.3.1, the execution, delivery and performance by each Purchaser Entity of this Agreement and each of the Ancillary Agreements to which they are, as contemplated by this Agreement, to become a party does not and will not (a) violate the Organizational Documents of any Purchaser Entity, (b) violate any Laws applicable to any Purchaser Entity, or by which any of their assets and properties are bound, (c) conflict with or result in a violation of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify any licenses and Permits or Approvals, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any Purchaser Entity, other than, in the case of clauses (b), (c), and (d), such violations, breaches, conflicts or defaults that would not reasonably be expected to be material to the Purchaser Entities, taken as a whole.

6.3.2 Except as disclosed on Schedule 6.3.2, no Purchaser Entity is subject to, or a party to, any charter, bylaw, mortgage, Lien, lease, Permit, instrument, Law, Order, or any other restriction of any kind or character, that would prevent the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

6.3.3 Except for compliance with the notification, reporting, and waiting period requirements of the HSR Act, the execution, delivery and performance by each Purchaser Entity of this Agreement and each of the Ancillary Agreements to which they are, as contemplated by this Agreement, to become a party, does not and will not require any filing or notification with, or any clearance, authorization, Approval, waiver, or consent from, any Governmental Authority.

6.4 Litigation. There is no Action pending or threatened in writing or, to Purchaser’s Knowledge, threatened orally against or affecting any Purchaser Entity or Subsidiary that, (a) if determined adversely to such Purchaser Entity or Subsidiary, or any of their respective properties or assets, would reasonably be expected to be materially adverse to the Purchaser Entities, taken as a whole, or (b) seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement. No Purchaser Entity is subject to any Order that seeks to delay or prevent the transactions contemplated by this Agreement or any Ancillary Agreement.

6.5 Finders’ Fees. Except as disclosed on Schedule 6.5, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any Purchaser Entity, or any of their respective Affiliates, who might be entitled to any fee or commission, or similar compensation payable from any Purchaser Entity in connection with the transactions contemplated by this Agreement or any Ancillary Agreement. All amounts disclosed on Schedule 6.5 or required to be paid to the investment banker, broker, finder or other intermediary set forth thereon shall be paid by the Purchaser.

6.6 Capitalization.

6.6.1 Schedule 6.6.1 sets forth, as of the date hereof, the entire authorized, issued and outstanding equity interests of Purchaser and its holders of record. Except as provided in such Schedule and as otherwise provided in this Agreement, as of the date hereof there are no (a) equity interests or other securities of the Purchaser, (b) securities of the Purchaser convertible into, exchangeable or exercisable for equity interests, or other securities of the Purchaser, (c) subscription, calls, commitments, Contracts, options, warrants, or other rights to purchase or acquire, or obligations of the Purchaser to issue, any equity interests, or other securities, including securities convertible into, exchangeable or exercisable for equity interests, or other securities of the Purchaser, or (d) bonds, debentures, notes, or other indebtedness that entitle the holders to vote (or are convertible into, exchangeable or exercisable for, securities that entitle the holders to vote) with holders of equity interests, or other securities of the Purchaser on any matter, nor are there any obligations of the Purchaser to repurchase, redeem, or otherwise acquire any of the foregoing.

6.6.2 Except as set forth on Schedule 6.6.2, the equity interests of the Purchaser issued and outstanding as of the date hereof have been duly authorized and validly issued pursuant to the Organizational Documents of the Purchaser and applicable Law. Upon issuance, the Closing Equity Consideration and the MOIC Equity Consideration will be duly authorized, validly issued, fully-paid and non-assessable, and shall not be issued in violation of any purchase or call option, right of first refusal or offer, subscription right, preemptive right or any similar rights.

6.7 Absence of Certain Changes. Since the Balance Sheet Date, no Purchaser Material Adverse Effect has occurred or is occurring.

6.8 Financing.6.8.1 As of the date of this Agreement, Purchaser has delivered to the Company a true, correct and complete copy of an executed commitment letter, dated as of the date of this Agreement, among Borrower and the lenders party thereto (the “Debt Commitment Letter”) pursuant to which the lenders party thereto have committed, subject to the terms and conditions thereof, to lend the amount set forth therein for the purpose of funding a portion of the Transaction Consideration (the “Debt Financing”). Purchaser has also delivered to the Company a true, correct and complete copy of the related fee letter (which may be delivered with the fee amounts, “flex” terms and other economic terms redacted in a customary manner so long as no redaction covers terms that would adversely affect the conditionality, availability or termination of the Debt Financing or reduce the amount of the Debt Financing below the Required Amount (after taking into account available cash of Purchaser and its Subsidiaries, the borrowings available under the Borrower’s existing revolving credit facility and available cash of the Company and its Subsidiaries)) (such letter, the “Fee Letter”).

6.8.2 As of the date of this Agreement, (i) the Debt Commitment Letter has not been amended or modified; (ii) no such amendment or modification is contemplated by Purchaser or Borrower or, to the Purchaser’s Knowledge, by the other parties thereto (other than to add lenders, lead arrangers, bookrunners, syndication agents or other similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement); and (iii) to the Purchaser’s Knowledge, the respective commitments contained therein have not been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified in any respect. There are no other Contracts, agreements, side letters or arrangements to which Purchaser or Borrower is a party relating to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter and the Fee Letter.

6.8.3 Assuming (x) the Debt Financing is funded in accordance with the Debt Commitment Letter and the Fee Letter (including the “flex” terms thereof), (y) the accuracy in all material respects of the representations and warranties set forth in Articles IV and V hereof and (z) the performance by Seller, the Company and its Subsidiaries of the covenants and agreements contained in this Agreement, the Debt Financing, together with available cash of Purchaser and its Subsidiaries, borrowings available under the Borrower’s existing revolving credit facility and available cash of the Company and its Subsidiaries is sufficient to (a) pay the amounts evidenced by the Promissory Notes in cash, (b) pay the Cash Consideration (if any), (c) pay any and all fees and expenses required to be paid at Closing by Purchaser in connection with the transactions contemplated by this Agreement and (d) satisfy all other payment obligations of Purchaser contemplated hereunder to be paid on the Closing Date (the “Required Amount”).

6.8.4 As of the date of this Agreement, the Debt Commitment Letter (in the form delivered by Purchaser to the Company) is in full force and effect and constitutes the legal, valid and binding obligations of Borrower and, to the Purchaser’s Knowledge, the other parties thereto, as applicable, enforceable against Borrower and, to the Purchaser’s Knowledge, the other parties thereto, as applicable, in accordance with its terms and conditions, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and, as to enforceability, by general principles of equity. Other than as expressly set forth in the Debt Commitment Letter and the Fee Letter, there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing pursuant to any agreement relating to the Debt Financing to which Purchaser or Borrower is a party.

6.9 Purchaser’s Investigation and Reliance. Purchaser is a sophisticated purchaser and has made its own investigation, review and analysis regarding the Company and its Subsidiaries, Seller and the transactions contemplated hereby, together with the Representatives that they have engaged for such purpose. Purchaser and its Representatives have been provided with full and complete access to the Representatives, properties, offices and other facilities, books and records of the Company and its Subsidiaries and other necessary information that they have requested in connection with their investigation of the Company and its Subsidiaries and the transactions contemplated hereby. Purchaser is not relying, and has not relied, upon any statement, representation or warranty, oral or written, express or implied, made by the Company or its Affiliates or Representatives, except as expressly set forth in Article IV and Article V and the Disclosure Schedules. Neither Seller nor the Company nor any of their Affiliates or Representatives shall have any liability to the Purchaser or any of its Affiliates or Representatives resulting from the use of any information, documents, or materials made available to Purchaser, whether orally or in writing, in any confidential information memoranda, “data rooms”, “virtual data rooms”, management presentations, due diligence discussions or presentations or in any other form in expectation of the transactions contemplated by this Agreement. Neither Seller nor the Company (nor any of their Affiliates or Representatives) is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and its Subsidiaries, including as contained in any information memorandum and the Confidential Information Presentation. Purchaser acknowledges and agrees that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections or forecasts). Nothing in this Section 6.9 is intended to modify or limit any of the representations or warranties of the Company set forth in Article IV or Seller set forth in Article V. Notwithstanding anything to the contrary, nothing in this provision will limit Purchaser’s remedies with respect to fraud.

6.10 Financial Statements and Related Matters. Purchaser has made available to Seller true and complete copies of the Financial Statements and the Interim Financial Statements. The Financial Statements and the Interim Financial Statements (i) present fairly in all material respects the financial position of Purchaser and the results of operations of Purchaser as of the respective dates thereof and for the periods covered thereby and (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, subject, in the case of the Interim Financial Statements, to changes resulting from normal immaterial (in the aggregate) year-end adjustments and the absence of footnote disclosures and other presentation items, in each case the effect of which if they were prepared would not be material to Purchaser. Except as set forth in Schedule 6.10, Purchaser has no liabilities of a type required by GAAP to be set forth on a balance sheet of Purchaser, except for (x) liabilities reflected or adequately reserved against in the Interim Financial Statements and (y) liabilities incurred in the Ordinary Course since the Balance Sheet Date (excluding any liability for breach of Contract, breach of warranty, tort, infringement or violation of Laws by Purchaser or any of its Subsidiaries). The accounting controls of Purchaser have been and are sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization and (2) all material transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP and the accounting principles, methods and practices used in preparing the Financial Statements and the Interim Financial Statements and to maintain proper accountability for items.

6.11 Tax Matters. With respect to Tax matters, this Section 6.11 contains the sole and exclusive representations and warranties made by the Purchaser Entities relating to the same. Except as would not have a Material Adverse Effect or as disclosed on Schedule 6.11:

6.11.1 Each of the Purchaser and Merger Sub I and each of their Subsidiaries that are U.S. persons treated as corporations (as determined for U.S. federal income tax purposes) are all members of the same “qualified group” as defined in Treasury Regulations Section 1.368-1(d)(4)(ii).

6.11.2 All Tax Returns required to be filed by or with respect to the Purchaser Entities and each of their Subsidiaries have been properly prepared and duly and timely filed (taking into account any valid extensions) and all such Tax Returns (including information provided therewith or with respect thereto) are true, correct, and complete in all respects. The Purchaser Entities and each of their Subsidiaries have fully and timely paid all Taxes due (whether or not shown as due and owing on any such Tax Returns) as of the Closing. Since the Balance Sheet Date, neither the Purchaser Entities nor any of their Subsidiaries have incurred any Tax liabilities other than Tax liabilities incurred in the Ordinary Course.

6.11.3 There are no Tax claims, audits or any other proceedings pending or, to Purchaser’s Knowledge, threatened against the Purchaser Entities or any of their Subsidiaries, and all deficiencies for Taxes asserted or assessed against the Purchaser Entities or any of their Subsidiaries have been fully and timely paid, settled or properly reflected in the applicable Financial Statements. There are no rulings, subpoenas or requests for information pending with respect to the Purchaser Entities or any of their Subsidiaries with any Governmental Authority. No Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Purchaser Entities or any of their Subsidiaries, and no written claim has been made by any Governmental Authority in a jurisdiction where the Purchaser Entities and each of their Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

6.11.4 There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Purchaser Entities or any of their Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

6.11.5 The Purchaser Entities and each of their Subsidiaries have properly withheld and/or timely paid to the appropriate Governmental Authority all Taxes required to have been withheld and/or paid in connection with amounts paid or owing to the Purchaser Entities or any employee, creditor, independent contractor, or other third party for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and have each complied in all respects with all Tax information reporting provisions of all applicable Laws.

6.11.6 Neither the Purchaser Entities nor any of their Subsidiaries are a party to or bound by any Tax Sharing Agreement. The Purchaser has not incurred any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6, Treasury Regulations Section 1.1502-78, or any similar provision of state, local, or foreign Law, as a transferee or successor, by contract, or otherwise.

6.11.7 Neither the Purchaser Entities nor any of their Subsidiaries have (A) participated in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Tax Law) or (B) taken any reporting position on a Tax Return, which reporting position (i) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local, or foreign Tax Law) and (ii) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of state, local, or foreign Tax Law).

6.11.8 Neither the Purchaser Entities nor any of their Subsidiaries have constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this acquisition.

6.11.9 Neither the Purchaser Entities or any of their Subsidiaries will be required to include in a taxable period ending after the Closing Date, taxable income attributable to income that accrued in a taxable period prior to the Closing Date, but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax Law.

6.11.10 Any adjustment of Taxes of the Purchaser Entities or any of their Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Governmental Authorities, has been so reported.

6.11.11 Neither the Purchaser Entities nor any of their Subsidiaries have executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Law, and the Purchaser is not subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Authority.

6.11.12 On or prior to the Closing, the Purchaser Entities and each of their Subsidiaries will have properly and in a timely manner documented its transfer pricing methodology in compliance with Code Sections 482 and 6662 (and any related sections), the Treasury Regulations promulgated thereunder and any comparable provisions of state, local or foreign Tax Law.

6.11.13 There are no Liens with respect to Taxes upon any of the assets or properties of the Purchaser Entities or any of their Subsidiaries, other than Permitted Liens.

6.12 Compliance with Applicable Laws; Permits. Neither the Purchaser Entities nor any of their Subsidiaries are in material violation of any applicable Law or Order, nor do the Purchaser Entities have Knowledge of the issuance or proposed issuance of any notice by any Governmental Authority of any actual violation or any alleged material violation of any Law or Order, except where any violation or failure to comply with such Laws or Orders would not have a Material Adverse Effect. No Order has been issued by any Governmental Authority which is applicable to, or otherwise affects, the Purchaser Entities or their Subsidiaries or their business or assets, properties or rights that would reasonably be expected to have a Material Adverse Effect. Neither the Purchaser Entities nor any of their Subsidiaries are in default under any Permit held by the Purchaser Entities or any of their Subsidiaries, except where any such default would not have a Material Adverse Effect.

6.13 Affiliate Transactions. Except as disclosed on Schedule 6.13, neither the Purchaser nor any current or former Affiliate, officer or director (or the equivalent), equity holder or stockholder of a Purchaser Entity or any of their Subsidiaries or any Affiliate or immediate family member of any of the foregoing is a party to any Contract with the Purchaser Entities or any of their Subsidiaries having a value in excess of $100,000 per year, other than with respect to the payment of compensation to officers or directors (or the equivalent) in the Ordinary Course and at arm’s-length and intercompany transactions among the Purchaser Entities or any of their wholly-owned Subsidiaries. No such Person has any interest in any material property, real or personal or mixed, tangible or intangible, used in or pertaining to the businesses of the Purchaser Entities and their Subsidiaries having a value in excess of $100,000. No such Person owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer (or manager or other equivalent position) or trustee, director, manager, Affiliate, or employee of, any Person that is a seller to, or supplier, lessor, lessee, licensor, or competitor of the Purchaser Entities or any of their Subsidiaries, including any counterparty to any Material Contract.

VII. CERTAIN COVENANTS

7.1 Further Assurances. From time to time, as and when requested by any Party to this Agreement, the other Parties will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions, as the requesting Party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, in any such case, at the requesting Party’s sole cost and expense.

7.2 Indemnification of Directors and Officers. From the Closing through the sixth (6th) anniversary of the Closing, the Purchaser shall cause the Surviving Company to, and the Surviving Company and its Subsidiaries shall, indemnify, defend and hold harmless, to the fullest extent permitted under the Laws governing the Company and its Subsidiaries, each person who was or is made a party or threatened to be made a party to or is involved in any proceeding by reason of the fact that such person is or was at any time prior to the Closing, a director or officer of the Company (each, a “Company Indemnified Person”), against all Damages reasonably incurred or suffered by such Company Indemnified Person in connection therewith, whether claimed prior to, at or after the Closing. The right to indemnification conferred in this Section 7.2 shall include the right to be paid by each of the Surviving Company and its Subsidiaries actual and reasonable expenses incurred in defending any such proceeding in advance of its final disposition, promptly after receipt of a written claim therefor accompanied by reasonable supporting documentation. Notwithstanding anything to the contrary set forth herein, any advancement of expenses to a Company Indemnified Person hereby shall be conditioned upon receipt from such Company Indemnified Person of an undertaking to repay such amounts if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Company Indemnified Person is not entitled to be indemnified under applicable Law. The limited liability company agreement of the Surviving Company shall contain, and Purchaser shall cause the limited liability company agreement of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors of the Company than are set forth in the certificate of incorporation and bylaws of the Company as of the date of this Agreement. If the Surviving Company or any of its successors or assigns (a) consolidates with or merges with or into any other Person and shall not be the continuing or surviving entity, partnership or other entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this Section 7.2. The Company shall purchase prior to the Effective Time a prepaid “tail policy” of at least a six year duration on, or with coverage generally equivalent to, its current directors and officers liability insurance coverage (D&O and FLI Coverage Sections only) at a net cost up to but not exceeding $150,000. Parent and the Surviving Company shall use reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder. Following the Effective Time, the provisions of this Section 7.2 are intended to be for the benefit of, and enforceable by, each Company Indemnified Person and such Company Indemnified Person’s estate, heirs and representatives, and nothing herein shall affect any indemnification rights that any Company Indemnified Person or such Company Indemnified Person’s estate, heirs and representatives may have under the Organizational Documents of the Company or any Law, any Contract or otherwise.

7.3 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement or (b) with the prior written consent of Purchaser (which consent shall be given, conditioned or withheld in Purchaser’s sole discretion), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (1) termination of this Agreement pursuant to Section 11.1 and (2) the Effective Time, the Company and each of its Subsidiaries will, and Seller will use its reasonable best efforts to cause the Company and each of its Subsidiaries to, (i) use its respective reasonable best efforts to maintain its existence in good standing pursuant to applicable Law; (ii) subject to the restrictions and exceptions set forth in Section 7.4 or elsewhere in this Agreement, conduct its business and operations in the Ordinary Course, including the management of its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory); and (iii) use its reasonable best efforts to (A) preserve intact its material assets, properties, Contracts or other legally binding understandings, licenses and business organizations; (B) keep available the services of its current officers and key employees; and (C) preserve the current and prospective relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors, Governmental Authorities and other Persons with which the Company or any of its Subsidiaries has business relations.

7.4 Forbearance Covenants. Except (A) as set forth in Schedule 7.4; (B) with the prior written consent of Purchaser (which consent shall not be unreasonably delayed, conditioned or withheld, other than with respect to Sections 7.4.1, 7.4.2, 7.4.3, 7.4.5, 7.4.7, 7.4.8, 7.4.11, 7.4.12, 7.4.16, 7.4.17(A), 7.4.17(C), 7.4.17(D), and with respect to any of the foregoing, Section 7.4.18, with respect to which Purchaser’s consent shall be given in its sole discretion); or (C) as expressly contemplated by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the (1) termination of this Agreement pursuant to Section 11.1 and (2) Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

7.4.1 amend, adopt any amendment or otherwise modify, alter, change or supplement, or waive any right or protection under (whether by merger, consolidation or otherwise) the Organizational Documents or any similar organizational document;

7.4.2 propose or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

7.4.3 issue, sell, deliver, grant, dispose, authorize or agree or commit to issue, sell, deliver, grant, dispose or authorize, any Company Securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise);

7.4.4 directly or indirectly acquire, repurchase or redeem any securities;

7.4.5 acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any other Person or any material equity interest therein;

7.4.6 acquire, or agree to acquire, fee ownership (or its jurisdictional equivalent) of any real property;

7.4.7 enter into any understanding, arrangement or Contract with respect to the voting or registration of the shares of the Company Securities or Subsidiary Securities;

7.4.8 enter any new line of business outside of its existing business as of the date hereof;

7.4.9 sell, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise), or grant any license to (other than non-exclusive licenses in the ordinary course of business and old inventory in the Ordinary Course), any corporation, partnership or other business organization or division thereof or any property or assets (including any material Intellectual Property Right, except non-exclusive licenses granted in the Ordinary Course) of the Company or its Subsidiaries;

7.4.10 omit to take any commercially reasonable action necessary to maintain or renew, as applicable, any material Intellectual Property Right of the Company or its Subsidiaries;

7.4.11 (A) adjust, split, reverse split, consolidate, subdivide, combine or reclassify any Company Securities or Subsidiary Securities (or any warrants, options or other rights to acquire the foregoing), or issue or authorize or propose the issuance of any other Company Securities or Subsidiary Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (B) declare, set aside, establish a record date for, authorize or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

7.4.12 (A) incur, assume, suffer or modify the terms of any Indebtedness or issue any debt securities, except (1) for trade payables incurred in the Ordinary Course; (2) for loans or advances to direct or indirect wholly owned Subsidiaries of the Company; (3) pursuant to the First Lien Credit Agreement in an amount that does not exceed $10,000,000; and (4) new capital leases in the Ordinary Course to the extent that the total amount of outstanding capital leases does not exceed $55,000,000; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of wholly owned Subsidiaries of the Company; (C) make any loans, advances or capital contributions to, or investments in, any other Person, except for extensions of credit to customers in an amount that does not exceed $1,000,000 individually or $2,500,000 in the aggregate; or (D) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create or suffer to exist any Lien thereon (other than Permitted Liens) in an amount that does not exceed $1,000,000 individually or $2,500,000 in the aggregate;

7.4.13 except as required by applicable Law or the terms of any Plan disclosed on Schedule 7.4.13 in effect on the date hereof, (i) increase in any manner or accelerate the vesting, payment or funding of any compensation to any current or former employees, directors, or independent contractors of the Company or its Affiliates except for increases to base salary in the Ordinary Course of Business for employees below the level of director which do not exceed six percent (6%) and which occur in the same month as such employees have historically received annual salary increases, or modify any bonus arrangement or bonus target; (ii) adopt, enter into, waive any rights with respect to, amend or terminate any Plan or agreement or arrangement that would be a Plan if adopted; (iii) grant, accelerate, increase, extend participation or amend any equity or equity-based award, severance, change in control, retention or similar payments or benefits; or (iv) adopt, enter into, amend or terminate any Collective Bargaining Agreement, or (v) announce or commit to do any of the actions contemplated in the preceding clauses (i) through (iv);

7.4.14 settle, release, assign, waive or compromise any pending or threatened Action for an amount exceeding $250,000, except for the settlement of any Action that is reflected or reserved against in the Financial Statements or the Interim Financial Statements;

7.4.15 except as required by applicable Law or GAAP, (A) other than in the Ordinary Course, revalue in any material respect any of its properties or assets, including writing-off notes, accounts receivable or other material asset of the Company or its Subsidiaries; (B) make any change in any of its accounting principles or practices; or (C) alter the customary time periods for collection of accounts receivable or payments of accounts payable;

7.4.16 except as required by applicable Law (A) adopt or make any change to any method of Tax accounting or annual Tax accounting period; (B) make, change or revoke any material Tax election; (C) settle or compromise any material Action, Tax matter, claim or assessment relating to a material amount of Taxes; (D) consent to any extension or waiver of any limitation period with respect to any Tax matter, claim or assessment without the Purchaser’s consent, such consent not to be unreasonably withheld, conditioned or delayed; (E) file any material amended Tax Return; (F) enter into any closing agreement relating to any material Tax; (G) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; or (H) fail to file any material Tax Return or pay any material Taxes as they become due and payable;

7.4.17 (A) incur, authorize or commit to incur any capital expenditures other than consistent with the capital expenditure budget set forth in Schedule 7.4.17, other than such capital expenditures that do not exceed such budget by more than $2,000,000 in the aggregate; (B) enter into, modify, amend, extend, fail to perform the terms of or terminate any (1) Contract that if so entered into, modified, amended, extended, failed to be performed or terminated would not have a Material Adverse Effect on the Company; (2) Contract which if entered into prior to the date hereof would be a Material Contract if it had been in effect as of the date hereof, except a customer contract entered into in the Ordinary Course with pricing and other material terms generally consistent with past practice; (3) Material Contract or Real Property Lease; (C) unless commercially reasonable to do so, maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (D) effectuate a “plant closing,” “mass layoff” (each as defined in WARN) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee; (E) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business; or (F) waive, release, grant, encumber or transfer any right of material value other than in the ordinary course of business; or

7.4.18 agree, resolve, authorize or commit, in writing or otherwise, to do or take any of the actions prohibited by this Section 7.4.

7.5 Exclusive Dealing.

7.5.1 During the period from the date of this Agreement to the earlier of the Closing or the valid termination of this Agreement in accordance with its terms, the Company, Seller and their Affiliates and the respective Representatives of the foregoing will not, nor shall the Seller or the Company permit their Subsidiaries to, take any action to, directly or indirectly, encourage, initiate, solicit, or engage in discussions or negotiations with, or provide any information to any Person, other than the Purchaser (and its Affiliates and Representatives), concerning any purchase of any interests or investment in or any merger, consolidation, asset sale, contribution, recapitalization, or similar transaction involving, the Company (any inquiry, offer, proposal, indication of interest or Contract in relation thereto, other than the Combination and the transactions contemplated hereby, an “Acquisition Proposal”). Seller and the Company shall immediately cease and cause to be terminated, and shall cause their Affiliates and all of their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives.

7.5.2 In addition to the other obligations under this Section 7.5, the Seller and the Company shall, and shall cause their Affiliates to, promptly (and in any event within twenty-four (24) hours after receipt thereof by the Seller, the Company or their Affiliates or any of their respective Representatives) advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal and shall provide Purchaser with a copy of such inquiry, proposal or offer.

7.5.3 Each of Seller and the Company agrees that the rights and remedies for noncompliance with this Section 7.5 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser. Each of Seller and the Company further agrees that any breach of this Section 7.5 shall be a material breach of the Agreement. Each of Seller and the Company shall be liable and responsible for any breach of this Section 7.5 by its Affiliates and Representatives.

7.6 Access to Information.

7.6.1 From the date hereof until the Closing or until this Agreement is terminated in accordance with its terms, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, (i) if reasonably requested by Purchaser and upon reasonable prior notice to the Company, afford the Purchaser and its Representatives full and free access to and the right to inspect all of the real property, properties, assets, premises, books and records, Contracts and other documents and data related to the Company and its Subsidiaries (including all access necessary to consummate the Debt Financing); (ii) furnish the Purchaser and its Representatives with such financial, operating and other data and information related to the Company and its Subsidiaries as may be reasonably requested; and (iii) instruct the Representatives of the Company to cooperate with Purchaser in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 7.6.1 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company.

7.6.2 From the date hereof until the Closing or until this Agreement is terminated in accordance with its terms, the Purchaser shall furnish the Seller and its Representatives with such quarterly (but not annual) reports as are provided to bondholders of the Borrower.

7.6.3 The parties agree and acknowledge that the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms set forth therein.

7.7 Notice of Certain Events. From the date hereof until the Closing, the Purchaser, the Company and Seller shall promptly notify the other parties in writing of:

7.7.1 any fact, circumstance, event or action the existence, occurrence or taking of which (i) has had a Material Adverse Effect on the Company, the Seller or the Purchaser, (ii) has resulted in, or could reasonably be expected to result in, any representation or warranty made by the Company, the Seller or any Purchaser Entity hereunder not being true and correct or (iii) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Article IX to be satisfied;

7.7.2 any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or the Ancillary Agreements;

7.7.3 any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or the Ancillary Agreements; and

7.7.4 any Actions commenced or, to the Company’s Knowledge or the Purchaser’s Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any Purchaser Entity that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.10 or that relates to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

For the avoidance of doubt, the provision of any notice pursuant to this Section 7.7 and the contents thereof shall have no effect on Seller’s or Purchaser’s and their respective Affiliates’ rights and remedies pursuant to this Agreement including, but not limited to, Article X.

7.8 Regulatory Filings.

7.8.1 Subject to the terms and conditions of this Agreement, from the date of this Agreement to the Closing, or the earlier termination of this Agreement pursuant to Section 11.1, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, to give or cause to be given all notices under applicable Laws, to obtain or cause to be obtained all authorizations, consents, waivers, approvals, permits or orders under applicable Laws or from other Persons, and to do or cause to be done all other things necessary, proper or advisable, in order to consummate and make effective as promptly as possible the transactions contemplated by this Agreement. In addition, subject to the terms and conditions herein, no Party (nor any of their respective Affiliates) shall take any action after the date hereof without the consent of the other Parties that could reasonably be expected to delay the obtaining of, or result in not obtaining, any authorization, consent, waiver, approval, permit or order from any Governmental Authority or other Person required to be obtained prior to the Closing.

7.8.2 Without limiting the generality of the foregoing, each of the Parties shall cause to be filed with the Federal Trade Commission and the Department of Justice, no later than five (5) Business Days following the date hereof, all applicable notification and report forms and accompanying materials required from each Party under the HSR Act (“HSR Filings”) with respect to the transactions contemplated hereby and shall request early termination of the waiting period. Subject to applicable Law and reasonable confidentiality considerations, the Parties shall cooperate with each other in the preparation and submission of their respective HSR Filings. Purchaser, or one of its Affiliates, shall pay all administrative filing fees associated with the HSR Filings.

7.8.3 The Parties shall respond as promptly as practicable to any inquiries or requests received from a Governmental Authority for additional information or documentary material relating to the HSR Filings. Each Party shall, subject to the applicable Laws relating to the sharing of information, (a) promptly inform the other party of any communication to or from any Governmental Authority regarding the HSR Filings or the transactions contemplated hereby, (b) give the other party prompt notice of the commencement of any investigation or legal proceeding by or before any Governmental Authority with respect to the HSR Filings or any of the transactions contemplated hereby, and (c) keep the other party informed as to the status of any such investigation or legal proceeding. Each Party shall provide to the other Parties in advance, with a reasonable opportunity for review and comment, drafts of communications to be submitted to a Governmental Authority in connection with the HSR Filings or relating to the transactions contemplated hereby (other than notification and report forms and Item 4(c) and 4(d) documents), and shall consider in good faith each other’s comments on those drafts; provided, that each Party may, as they deem advisable and necessary, (i) reasonably designate any competitively sensitive material that is provided to the other as “outside counsel only” with any such competitively sensitive material given only to the outside legal counsel of the recipient and not disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the providing party, or (ii) redact any information that is not customarily exchanged between parties in connection with HSR Filings. Each Party shall give the other Parties advance notice of any meeting or conference with a Governmental Authority relating to the HSR Filings or the transactions contemplated hereby and, except as may be prohibited by a Governmental Authority, shall permit authorized representatives of the other Party to be present at those meetings or conferences.

7.8.4 Without limiting the generality of the foregoing, the Company agrees to file a FedRAMP Significant Change Form (using the Significant Change Form Template available at www.fedramp.gov) , and any necessary supporting information and documentation, with the Company’s assigned FedRAMP Joint Authorization Board (JAB) members, the Company’s assigned FedRAMP Information System Security Officer (ISSO), and the Defense Information Systems Agency Authorizing Official within five (5) Business Days following the date of execution of this Agreement. The Company will consult with the Purchaser regarding the content of the filings, including providing a copy thereof, before filing the forms. The Company will advise the Purchaser of any questions or comments from the JAB and the Defense Information Systems Agency, and consult with the Purchaser with respect to any responses thereto. With respect to each federal agency where the Company has a Government Contract to provide cloud services, the Company will also notify (a) when the Company is a subcontractor, the applicable prime contractor or (b) when the Company is a prime contractor, the appropriate agency contracting officer and any agency FedRAMP authority to operate official, and advise the Purchaser of any questions or comments from any prime contractor or agency.

7.8.5 Each Party shall use reasonable best efforts to take, or cause to be taken, all actions necessary to effectuate as promptly as practicable the Closing and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party shall use its reasonable best efforts (a) to obtain all consents, authorizations, approvals, waivers, or clearances required from a Governmental Authority in connection with the transactions contemplated by this Agreement; and (b) to prevent, avoid or lift, by litigation or otherwise, any restraint, prohibition, injunction, delay, limitation, or other legal bar to the Closing and the other transactions contemplated by this Agreement; provided, however, that Purchaser shall not have to agree to any structural or conduct remedy or to litigate.

7.9 Employees and Employee Benefit Plans.

7.9.1 For one (1) year following the Closing Date, Purchaser shall provide or cause to be provided to all employees as of the Closing Date who continue to be employed (the “Continuing Employees”) (i) a rate of base salary, wages, and bonus or commission opportunity (and for the avoidance of doubt, excluding any equity or equity-based compensation) that is not less favorable in the aggregate than the rate of base salary, wages, and bonus or commission opportunity paid by the Company or its Affiliates immediately prior to the Closing Date, and (ii) health and welfare benefits that are either substantially similar in the aggregate to the health and welfare benefits provided by the Company or its Affiliates immediately prior to the Closing Date or substantially similar in the aggregate to the health and welfare benefits provided by Purchaser and its Affiliates to their employees generally who are similarly situated to such Continuing Employees, in the sole discretion of Purchaser.

7.9.2 Following the Closing Date, Purchaser shall, or shall cause its applicable Affiliate to, undertake commercially reasonable efforts to provide that (i) no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries under any welfare benefit plans in which such Continuing Employees or their dependents or beneficiaries may be eligible to participate and (ii) any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing Date shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans for the year in which the Closing Date occurs.

7.9.3 With respect to each employee benefit plan, policy or practice, including severance, vacation and paid time off plans, policies or practices, sponsored or maintained by Purchaser or its Affiliates (including the Company following the Closing) (each, a “Surviving Company Plan”), only to the extent such Surviving Company Plan is made available to a Continuing Employee at or after the Closing Date, Purchaser shall grant, or cause to be granted to, all Continuing Employees from and after the Closing Date credit for all service with the Company and its predecessors prior to the Closing Date for purposes of eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual and severance, but excluding benefit accrual under any defined benefit pension plan and any such credit that would result in a duplication of benefits.

7.9.4 Notwithstanding anything to the contrary set forth in this Agreement, this Section 7.9 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Purchaser, the Surviving Company or any of their respective Affiliates to terminate any Continuing Employee for any reason; (ii) require Purchaser, the Surviving Company or any of their respective Affiliates to continue any Plan or any employee benefit plan of Purchaser, the Surviving Company or any of their respective Affiliates or prevent the amendment, modification or termination thereof after the Closing; (iii) be deemed or construed to be an amendment or other modification of any Plan or Surviving Company Plan or be deemed or construed to establish any Plan or Surviving Company Plan; or (iv) create any third party beneficiary rights in any Person.

7.10 Code Section 280G Approval. The Company and its applicable Affiliates shall, no later than three (3) days prior to the Closing Date, (a) use their best efforts to secure from each Person who has a right to any payments and/or benefits or potential right to any payments and/or benefits (including, without limitation, under any Plan) that could be deemed to constitute “parachute payments” (within the meaning of Code Section 280G) a waiver, subject to the approval described in clause (b), of such Person’s rights to all of such parachute payments that are in excess of three times such Person’s “base amount” (within the meaning of Code Section 280G) less one dollar (the “Waived 280G Benefits”) and (b) solicit the approval of the equityholders of the Company or its Affiliates, as applicable, to the extent and in the manner required under Code Section 280G(b)(5)(B) and the regulations promulgated thereunder, of any Waived 280G Benefits. Any of the Waived 280G Benefits which fail to be approved by the equityholders of the Company or its Affiliates, as applicable, as contemplated above shall not be made or provided. Prior to the Closing Date, the Company shall deliver to Purchaser (and Purchaser’s legal counsel) evidence that votes of the Seller, as the Company’s sole stockholder, or the equityholders of its applicable Affiliates, were solicited in accordance with the foregoing provisions of this Section 7.10 and that either (i) the requisite vote was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) that the 280G Approval was not obtained and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided. No less than three (3) days prior to distributing any material relating to such vote (including any waivers, consents or disclosure statements), the Company shall provide Purchaser with drafts of such materials (which shall be subject to Purchaser’s reasonable review and comment) along with its Code Section 280G analysis. Nothing in this Section 7.10 shall be construed as requiring any specific outcome to the vote described herein.

7.11 Financing.

7.11.1 Subject to the terms and conditions of this Agreement, Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Debt Commitment Letter (or the related fee letter) if such amendment, modification or waiver would reasonably be expected to (i) reduce the aggregate amount available under the Debt Commitment Letter; (ii) impose new or additional conditions precedent to the availability of the Debt Financing or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing or any other terms to the Debt Financing in a manner that would reasonably be expected to (A) materially delay or prevent the Closing; or (B) materially delay or prevent the funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing; or (iii) materially adversely impact the ability of Borrower to enforce its rights against the other parties to the Debt Commitment Letter (it being understood that Borrower may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or other similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement). Any reference in this Agreement to (1) the “Debt Financing” will include the financing contemplated by the Debt Commitment Letter as amended or modified in compliance with this Section 7.11.1; and (2) “Debt Commitment Letter” will include such document as amended or modified in compliance with this Section 7.11.1.

7.11.2 Subject to the terms and conditions of this Agreement, Purchaser will use its reasonable best efforts to take (or cause to be taken) all actions and to do (or cause to be done) all things necessary, proper and advisable to arrange and obtain the Debt Financing on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions) described in the Debt Commitment Letter and the Fee Letter (or on other terms that, with respect to conditionality, are not less favorable to Borrower than the terms and conditions (including any “flex” provisions) set forth in the Debt Commitment Letter and the Fee Letter), including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof; (ii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (which may include the “flex” provisions) contemplated by the Debt Commitment Letter and the related Fee Letter (or on other terms that, with respect to conditionality, are not less favorable to Borrower than the terms and conditions (including any “flex” provisions) set forth in the Debt Commitment Letter); (iii) satisfy on a timely basis all conditions to funding that are applicable to Borrower in the Debt Commitment Letter that are within Borrower’s control (or, if deemed advisable by Borrower, seek the waiver of conditions applicable to Borrower contained in the Debt Commitment Letter); (iv) consummate the Debt Financing at or prior to the Closing, including using its reasonable best efforts to cause the Financing Sources to fund the Debt Financing at the Closing; (v) comply with Borrower’s obligations pursuant to the Debt Commitment Letter; and (vi) enforce Borrower’s rights pursuant to the Debt Commitment Letter. Borrower will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due.

7.11.3 If at any time any portion of the Debt Financing terminates or otherwise becomes unavailable, Purchaser shall use commercially reasonable efforts to arrange for and to obtain as promptly as practicable following any such event alternative financing (“Alternative Financing”) on similar terms and conditions as those contained in the Debt Commitment Letter and the Fee Letter in an amount sufficient, when added to the portion of the Debt Financing that is available, together with available cash of Purchaser and its Subsidiaries, the borrowings available under the Borrower’s existing revolving credit facility and available cash of the Company and its Subsidiaries, to pay the Required Amount and, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such Alternative Financing, all references to the Debt Commitment Letter shall include the applicable documents for the Alternative Financing and all references to the lenders shall include the Persons providing or arranging the Alternative Financing; it being understood that if Purchaser enters into a commitment letter with respect to any Alternative Financing, Purchaser shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Debt Financing.

7.11.4 Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.11 will require, and in no event will the reasonable best efforts of Purchaser be deemed or construed to require, Purchaser or Borrower to pay any material fees in excess of those contemplated by the Debt Commitment Letter and the Fee Letter (including the “flex” terms thereof).

7.12 Cooperation.

7.12.1 Prior to the Effective Time, each of Seller and the Company will use its reasonable best efforts, and will cause each of the Company’s Subsidiaries to use its respective reasonable best efforts, to provide Purchaser and Borrower with all cooperation reasonably requested by Purchaser or Borrower to assist them in causing the conditions in the Debt Commitment Letter to be satisfied or as is otherwise reasonably requested by Purchaser or Borrower in connection with obtaining the Debt Financing, including:

(a) prior to and during the Marketing Period, participating (and causing senior management and Representatives of the Company to participate) in a reasonable number of meetings, calls, presentations, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies, otherwise cooperating with the marketing efforts for any of the Debt Financing and assisting Purchaser and Borrower in obtaining updated ratings as contemplated by the Debt Commitment Letter;

(b) assisting Purchaser, Borrower and the Financing Sources with the timely preparation of customary rating agency presentations, bank information memoranda, lender presentations and similar documents required in connection with the Debt Financing;

(c) solely with respect to financial information and data derived from the Company’s historical books and records, assisting Purchaser and Borrower with the preparation of pro forma financial information and pro forma financial statements to the extent necessary or reasonably required by Purchaser, Borrower or the Financing Sources, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Purchaser or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Purchaser;

(d) executing and delivering (but not prior to the Closing) any pledge and security documents, guarantees, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Purchaser, Borrower or the Financing Sources and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(e) (A) furnishing Purchaser, Borrower, the Financing Sources and their respective Representatives with the Required Financing Information and (B) informing Purchaser and Borrower if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company Board shall have knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is probable;

(f) upon reasonable request of Purchaser or Borrower, assisting Purchaser and Borrower to obtain updated customary and reasonable corporate and facilities ratings (but no specific rating), consents, landlord waivers and estoppels, non-disturbance agreements, environmental assessments, that do not unreasonably interfere with the Company’s business and operations, customary legal opinions, surveys and title insurance;

(g) (A) deliver notices of prepayment (which may be delivered at Purchaser’s request in advance of the Closing Date so long as they are contingent upon the occurrence of the Closing) within the time periods reasonably requested by Purchaser, in its discretion, as permitted by the First Lien Credit Agreement and the Second Lien Credit Agreement, as applicable, and take any actions at or prior to the Effective Time reasonably requested by Purchaser or Borrower to facilitate any such prepayment (it being understood and agreed that any prepayment is (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or its subsidiaries to complete such prepayment prior to the occurrence of the Closing); and (B) arrange for customary payoff letters, lien terminations and instruments and acknowledgements of discharge (the “Debt Payoff Letters”) to be delivered to Purchaser prior to the Closing Date (it being understood and agreed that reasonable best efforts will be used to deliver such documents to Purchaser no later than two (2) Business Days prior to the Closing Date) (with drafts being delivered in advance as reasonably requested by Purchaser), and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all amounts outstanding under the First Lien Credit Agreement and Second Lien Credit Agreement contemplated by Purchaser to be repaid at the Closing;

(h) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a customary representation to the Financing Sources contemplated by the Debt Commitment Letter, including that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their respective securities and the accuracy of the information regarding the Company or its Subsidiaries contained in the disclosure and marketing materials related to the Debt Financing; provided that such authorization letters shall exclude those items which the Company is not required to provide any information or assistance relating to pursuant to clause (c) above;

(i) cause its independent auditors to provide (i) consents for use of their reports in any material relating to the Debt Financing as reasonably requested by Purchaser, Borrower or the Financing Sources, to the extent such consent is required, and (ii) reasonable assistance to Purchaser and Borrower in connection with the Borrower’s preparation of pro forma financial statements and information;

(j) taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Purchaser and Borrower to permit the consummation of the Debt Financing; and

(k) promptly furnishing Purchaser, Borrower and the Financing Sources within two (2) Business Days of any requests with all documentation and other information about the Company and its Subsidiaries as is reasonably requested by Purchaser relating to applicable “know your customer” and anti-money laundering rules and regulations.

7.12.2 Prior to the Closing Date, the Company will use its reasonable best efforts, and will cause each of its Subsidiaries and Representatives to use their reasonable best efforts (although Purchaser explicitly acknowledges that even with such reasonable best efforts, the actions contemplated by clause (iii) of this Section 7.12.2 may not be complete as of the Closing), (i) to have the Interim Financial Statements reviewed by the Company’s independent auditors as provided in SAS 100 (a/k/a AICPA AU-C 930), (ii) to furnish to Purchaser within 45 days after the end of any fiscal quarter ended after the date of this Agreement that is not a fiscal year end, the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited consolidated statements of income, cash flows and changes in stockholders equity for such quarter and the then-elapsed portion of the fiscal year and the same periods for the prior fiscal year (which will have been reviewed by the Company’s independent auditors as provided in SAS 100 (a/k/a AICPA AU-C 930) and (iii) in addition, at the sole expense of the Purchaser as contemplated by Section 7.12.6 below, (A) to have the Financial Statements prepared in accordance with SEC Regulation S-X and to have such Financial Statements be re-audited by the Company’s independent auditors in accordance with AICPA Professional Standards and (B) to have the Interim Financial Statements and the financial statements for any fiscal quarter ended after the date of this Agreement that is not fiscal year end (which shall include a consolidated balance sheet, and consolidated statements of income, cash flows and changes in stockholders equity for such quarter and the then-elapsed portion of the fiscal year and the same periods for the prior fiscal year) prepared in accordance with SEC Regulation S-X and to have such Interim Financial Statements and such other financial statements reviewed by the Company’s independent auditors as provided in SAS 100 (a/k/a AICPA AU-C 930).

7.12.3 Nothing in this Section 7.12 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or expenses prior to the Effective Time for which it will not receive reimbursement or is not otherwise indemnified by or on behalf of Purchaser; (ii) enter into any definitive agreement that is not contingent on the occurrence of the Effective Time; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time; or (iv) take any action that, in the good faith determination of the Company, (a) would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or (b) create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary representation letters and authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing)) will be effective until the Effective Time.

7.12.4 The Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to update any Required Financing Information provided to Purchaser, Borrower or the Financing Sources as may be necessary so that such Required Financing Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Financing Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease pursuant to the definition of “Marketing Period.” For the avoidance of doubt, Purchaser or Borrower may, to most effectively access the financing markets, require the cooperation of the Company and its Subsidiaries under this Section 7.12 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date; provided, that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets. In addition, if, in connection with marketing effort contemplated by the Debt Commitment Letter, Purchaser or Borrower reasonably requests the Company to make available to its security holders and lenders material non-public information with respect to the Company and its Subsidiaries, which Purchaser reasonably determines to include in marketing materials for the Debt Financing, then, upon the Company’s review of and reasonable satisfaction with such information, the Company shall make such information available to its security holders and lenders.

7.12.5 The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used (i) solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; (ii) solely in connection with a description of the Company, its business and products or the Merger; and (iii) in a manner consistent with the other terms and conditions that the Company reasonably imposes.

7.12.6 Promptly upon request by the Company, Purchaser will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 7.12.

7.12.7 The Company, its Subsidiaries and its and their respective Representatives will be indemnified and held harmless by Purchaser from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith (other than to the extent any of the foregoing was suffered or incurred as a result of the material breach of this Agreement by, or the bad faith, gross negligence, willful misconduct of, the Company or its Subsidiaries or, in each case, their respective Representatives).

7.13 Non-Solicitation; Release.

7.13.1 During the period beginning on the date hereof and ending on the two (2) year anniversary of the Closing Date, Seller and each of the Key Stockholders agrees, on behalf of themselves and their respective Affiliates (which for purposes hereunder shall not include any direct or indirect portfolio companies of any Key Stockholder or any of their Affiliates; provided, that such portfolio companies or Affiliates are not taking actions of the type prohibited hereunder at the direction of, or on behalf of, such Key Stockholder) (each a “Restricted Person,” and collectively the “Seller Group”) that it shall not, without the prior written consent of the Purchaser, either alone or in conjunction with their respective Affiliates or Representatives, directly or indirectly (i) induce or attempt to induce any employee, officer, director, manager or other fiduciary of the Company, the Purchaser or their Subsidiaries to leave the employ or service of the Company, the Purchaser or any of their Subsidiaries, or (ii) hire any Person who was an employee, officer, director, manager or other fiduciary of the Purchaser or any of its Subsidiaries at any time during the six (6) month period prior to the Closing Date; provided, that the foregoing clauses (i) and (ii) shall not prohibit general solicitation (but shall continue to prohibit the hiring of Persons who respond to such solicitations) by any member of the Seller Group through ads in newspapers, trade periodicals, online sites relating to employment matters or any other similar solicitation (or other solicitations directed at the public, or segments of the public, in general), or (iii) induce or attempt to induce any customer, supplier, vendor, service provider, licensee, licensor, lessor, or other business relation of the Purchaser or any of its Subsidiaries or the Restricted Business to cease doing business with the Company or any of its Subsidiaries, or in any way materially and adversely interfere with the relationship between any such customer, supplier, vendor, service provider, licensee, licensor, lessor, franchisee or other business relation and the Purchaser or any of its Subsidiaries (including making any negative statements or communications about the Purchaser or any of its Subsidiaries or the Restricted Business); provided, that the restrictions in this clause (iii) shall not prohibit the ordinary course solicitation of any of the foregoing for purposes of a business that is not a Restricted Business, so long as such solicitation is not designed or intended to interfere with the Restricted Business.

7.13.2 Each member of the Seller Group recognizes and acknowledges that the territorial, time, line of business and other scope provisions set forth in this Section 7.13 are reasonable and are properly required for the protection of the Purchaser’s legitimate interest in client relationships, goodwill and trade secrets of the business being acquired by the Purchaser in connection with the transactions contemplated herein. In the event that any such territorial, time, line of business or scope provision is deemed to be unreasonable, against public policy or otherwise unenforceable as written by a court of competent jurisdiction, the Purchaser and each member of the Seller Group agree, and each submits, to such court’s alteration, amendment or reduction of any or all of said territorial, time or scope limitations so as to make such provisions be valid and enforceable to the maximum extent compatible with the Law of such jurisdiction (giving maximum effect to this Section 7.13 as drafted to the extent compatible with such Law), such amendment only to apply with respect to the operation of such provision in the applicable jurisdiction in which such adjudication is made. If such partial enforcement is not possible, the provision shall be deemed severed, and the remaining provisions of this Agreement shall remain in full force and effect.

7.13.3 Each member of the Seller Group hereby unconditionally and irrevocably waives and discharges any and all Actions that such Person has or may have in the future against the Purchaser, its Subsidiaries and their respective Affiliates relating to any period on or prior to the Closing and releases, on its own behalf and on behalf of its successors and assigns, the Purchaser, its Subsidiaries and their respective Affiliates, directors, managers, officers, other fiduciaries, employees, agents, attorneys, heirs, assigns, executors and administrators, with respect thereto; provided, that such release and discharge does not include Actions arising under this Agreement or any Ancillary Agreement.

7.14 Change of Name. Within five (5) Business Days after the Closing Date, Seller will change its name to “DPH 123, LLC”, or another name that cannot reasonably be confused with Purchaser’s or Subsidiaries’ names, by filing a certificate of amendment with the Secretary of State of the State of Delaware and by taking all other action necessary to effect such change, including, without limitation, amending its other Organizational Documents. Immediately following the Closing, Seller and its Affiliates shall cease the use of any products, materials or names bearing or incorporating the names “Datapipe”. In no event shall Seller use any name after the Closing in a manner likely to cause confusion, or to cause mistake or to deceive as to the affiliation, connection or association of Seller.

7.15 Consents. Subject to the terms and conditions of this Agreement, from the date of this Agreement to the Closing, or the earlier termination of this Agreement pursuant to Section 11.1, the Company and its Subsidiaries shall use commercially reasonable efforts to obtain, and Seller shall use commercially reasonable efforts to obtain evidence, in form and substance reasonably satisfactory to Purchaser, that the Company or the applicable Subsidiary has obtained the consent of each counterparty to a Material Contract set forth on Schedule 7.15. Without limiting the foregoing, Purchaser agrees to use commercially reasonable efforts to cooperate with the Company and its Subsidiaries in obtaining the consent of each counterparty to a Capital Lease Obligation which requires a consent on or prior to the Closing in connection with the transactions contemplated hereby.

7.16 Management Consulting Agreement. Prior to the Closing, Purchaser and Seller agree to negotiate in good faith a mutually satisfactory agreement for management consulting services that will be provided to Purchaser or its Affiliates in exchange for fees to be agreed; provided, that neither Purchaser nor any of its Affiliates shall have any obligation to enter into any such agreement if the prospective parties to such agreement fail to reach mutually agreeable terms.

VIII. TAX MATTERS

8.1 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added, excise, real property transfer or gains, and other such similar Taxes (including any penalties and interest) incurred as a result of the transactions contemplated in this Agreement (collectively, “Transfer Taxes”), will be borne and paid fifty percent (50%) by the Purchaser and fifty percent (50%) by the Seller. Each of the Parties hereto shall fully cooperate with each other Party to determine prior to Closing the amount of transfer Taxes (if any), and with respect to the preparation and filing of any such Tax Returns and other filings relating to any such Transfer Taxes as may be required.

8.2 Tax Reporting. For U.S. federal income tax purposes, the Merger and the Subsequent Merger, taken together as an integrated transaction, are intended to constitute a reorganization within the meaning of Section 368(a) of the Code, and none of the Parties shall take any position inconsistent with such treatment except as otherwise required by Law or a good faith resolution of an Action. Each of the Parties shall reasonably cooperate, and take all reasonable actions, or reasonably refrain from taking any action, as applicable, to ensure that the Merger and the Subsequent Merger, taken together as an integrated transaction, constitute a reorganization within the meaning of Section 368(a) of the Code. For the avoidance of doubt, an action or the refraining from taking an action shall not be considered reasonable to the extent it would (i) reasonably be expected to result in a material cost to or otherwise adversely affect the Purchaser or any of its Affiliates or Subsidiaries (including the Company), (ii) alter or change the amount or kind of the consideration ultimately to be issued to the Seller or (iii) have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals or the Debt Financing required hereby or the Closing. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

IX. CONDITIONS TO CLOSING

9.1 Conditions to Obligations of Purchaser Entities at the Closing. The obligations of the Purchaser Entities to consummate the Closing are subject to the satisfaction of the following conditions. Any condition specified in this Section 9.1 may be waived if consented to in writing by Purchaser.

9.1.1 Representations, Warranties and Covenants of the Company and Seller. (a) Each of the Seller Fundamental Representations and the representation set forth in Section 4.7(b) shall be true and correct in all respects at and as of the Closing (as if made on and as of the Closing), (b) the representations set forth in the second sentence of Section 4.5 shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to “materiality” or “Material Adverse Effect”), and (c) each of the representations and warranties of the Company and Seller made in this Agreement other than those set forth in clauses (a) and (b) of this Section 9.1.1 shall be true and correct as of the Closing (as if made on and as of the Closing), except to the extent that the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company or Seller (disregarding any qualification in the text of the relevant representation or warranty as to “materiality” or “Material Adverse Effect”); (d) the Seller shall, and shall have caused the Company to, have performed and complied in all material respects with all terms, agreements and covenants contained in this Agreement required to be performed or complied with by the Seller or the Company on or before the Closing Date; and (e) the Seller shall have delivered to the Purchaser a certificate dated the Closing Date, confirming the satisfaction of the conditions contained in Sections 9.1.1 (Representations, Warranties and Covenants of the Company and the Seller) and 9.1.6 (Material Adverse Effect).

9.1.2 No Injunction, Etc. No provision of any applicable Law, any Order or Action shall be in effect that prohibits or restricts the consummation of the Closing or would declare all or any part of the transactions contemplated herein unlawful or would cause any part of such transactions to be rescinded.

9.1.3 No Actions. No Actions challenging this Agreement, the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements or seeking to prohibit the Closing, shall have been instituted by any Governmental Authority and be pending. Notwithstanding anything in this Agreement to the contrary, solely for purposes of this Section 9.1.3, an objection, communication or other response by a Governmental Authority in response to or resulting from the filing of the FedRAMP Significant Change Form shall not constitute an Action.

9.1.4 Ancillary Agreements. Each of the Ancillary Agreements shall have been executed and delivered by the Company and Seller, if applicable.

9.1.5 Governmental Approvals. All waiting periods (including any extensions thereof) applicable under the HSR Act shall have expired or been terminated, and thirty (30) days shall have elapsed since the Company delivered the FedRAMP Notice to the applicable Governmental Authority.

9.1.6 Material Adverse Effect. Since the date hereof, there shall not have occurred, nor shall there be occurring, any Material Adverse Effect on the Company or Seller.

9.1.7 FIRPTA Certificate. The Seller shall have delivered to Purchaser at the Closing a certificate or certificates, in compliance with Treasury Regulations Section 1.1445-2, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

9.1.8 Management Consents. Seller, as sole stockholder of the Company, shall have executed and delivered (and not withdrawn or revoked) the consent to the adoption of this Agreement and approval of the transaction contemplated herein in accordance with the DGCL and the Company’s Organizational Documents.

9.2 Conditions to Obligations of Seller at the Closing. The obligations of Seller to consummate the Closing are subject to the satisfaction of the following conditions. Any condition specified in this Section 9.2 may be waived if consented to in writing by Seller.

9.2.1 Representations, Warranties, and Covenants of Purchaser Entities. (a) Each of the Purchaser Fundamental Representations and the representation set forth in Section 6.7 shall be true and correct in all respects at and as of the Closing (as if made on and as of the Closing), (b) the representations set forth in the second sentence of Section 6.10 shall be true and correct in all material respects (disregarding any qualification in the text of the relevant representation or warranty as to “materiality” or “Material Adverse Effect”), and (c) each of the representations and warranties of the Purchaser Entities made in this Agreement other than those set forth in clauses (a) and (b) of this Section 9.2.1 shall be true and correct as of the Closing (as if made on and as of the Closing), except to the extent that the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect (disregarding any qualification in the text of the relevant representation or warranty as to “materiality” or “Material Adverse Effect”); (d) Purchaser shall have performed and complied in all material respects with all terms, agreements and covenants contained in this Agreement required to be performed or complied with by Purchaser on or before the Closing Date; and (e) the Purchaser shall have delivered to the Seller a certificate dated the Closing Date, confirming the satisfaction of the conditions contained in Sections 9.2.1 (Representations, Warranties and Covenants of Purchaser Entities) and 9.2.6 (Material Adverse Effect).

9.2.2 No Injunction, Etc. No provision of any applicable Law, any Order or Action shall be in effect that prohibits or restricts the consummation of the Closing or would declare all or any part of the transactions contemplated herein unlawful or would cause any part of such transactions to be rescinded.

9.2.3 Ancillary Agreements. Each of the Ancillary Agreements to which Purchaser is a party shall have been executed and delivered by Purchaser or its designee.

9.2.4 No Actions. No Actions challenging this Agreement, the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements or seeking to prohibit the Closing, shall have been instituted by any Governmental Authority and be pending.

9.2.5 Government Approvals. All waiting periods (including any extensions thereof) applicable under the HSR Act shall have expired or been terminated.

9.2.6 Material Adverse Effect. From the date hereof, there shall not have occurred, nor shall there be occurring, any Material Adverse Effect on Purchaser.

X. SURVIVAL; INDEMNIFICATION

10.1 Survival of Representations. Other than the Seller Fundamental Representations, none of the representations or warranties contained in this Agreement or any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date or the termination of this Agreement. The representations and warranties contained in Sections 4.1 (Existence and Qualification), 4.2 (Authorization; Enforceability), 4.3.1(a) (Non-Contravention), 4.4 (Capitalization), 4.19 (Finders’ Fees), 5.1 (Organization), 5.2 (Authorization; Enforceability), 5.3 (Title to Interests) and 5.4.1 (Non-Contravention; Consents), 5.6 (Finders’ Fees), 5.8 (ABRY Stockholder Payments) and 11.18 (Key Stockholders) (collectively, the “Seller Fundamental Representations”) shall survive the Closing and shall remain in full force and effect until the date that is the seven (7) year anniversary of the Closing Date. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the Indemnified Party to the Indemnifying Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation, warranty, covenant or agreement and such claims shall survive until finally resolved. All covenants and agreements of the Company, Seller and their respective Affiliates contained herein shall survive the Closing indefinitely or for the period explicitly specified therein.

10.2 Indemnification by Seller.

10.2.1 Subject to the terms and conditions of this Article X, from and after (and contingent on) the Closing, the Seller shall indemnify, defend, and hold harmless Purchaser and its Affiliates, the Company and its Subsidiaries, and their respective equity owners, directors, managers, officers, employees and Representatives (and each of the heirs, executors, successors and assigns of the foregoing) (collectively, all of the foregoing the “Purchaser Indemnified Parties”) against any and all Damages incurred or suffered by the Purchaser Indemnified Parties to the extent resulting from:

(a) any inaccuracy in or breach of any of the Seller Fundamental Representations contained in this Agreement or in any certificate or instrument (solely with respect to such Seller Fundamental Representations) delivered by or on behalf of the Company or Seller pursuant to this Agreement (it being understood that both for purposes of determining the amount of any Damages and for purposes of determining whether such representation or warranty has been breached, such representations and warranties shall be interpreted, in each case, without giving effect to any limitations or qualifications as to materiality as set forth therein (which shall be deemed to be deleted therefrom)) as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Company or Seller pursuant to this Agreement; and

(c) any Damages resulting from a breach of Section 4.8.3.

10.3 Limitations on Indemnification of the Purchaser Indemnified Parties. In no event shall the Seller’s aggregate liability pursuant to Section 10.2.1 exceed the value of the Closing Equity Consideration (determined at Closing) received by the Seller.

10.4 [Reserved].

10.5 Indemnification Procedures.

10.5.1 If any Person who or which is entitled to seek indemnification under Section 10.2 (an “Indemnified Party”) receives notice of the assertion or commencement of any Third Party Claim against such Indemnified Party with respect to which the Person against whom or which such indemnification is being sought (an “Indemnifying Party”) may be obligated to provide indemnification or advancement of fees and expenses under this Agreement, the Indemnified Party will give such Indemnifying Party reasonably prompt written notice thereof; provided, however, that if the Indemnified Party receives a complaint, petition, or any other pleading in connection with a Third Party Claim which requires the filing of an answer or other responsive pleading, the Indemnified Party shall, to the extent not legally prohibited by any applicable Law, furnish the Indemnifying Party with a copy of such pleading at least thirty (30) days prior to the date a responsive pleading thereto is required to be filed (or promptly upon receipt by the Indemnified Party, if the Indemnified Party receives such complaint, petition or other pleading within such thirty (30) day period). Such notice by the Indemnified Party will describe the Third Party Claim in reasonable detail, will include copies of all available material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party will have the right to participate in the defense of such Third Party Claim at the Indemnifying Party’s expense, or at its option (subject to the limitations set forth in this Section 10.5.1) to assume the defense thereof by appointing a recognized and reputable counsel (such counsel to be reasonably acceptable to the Indemnified Party) to be the lead counsel in connection with such defense; provided, however, that:

(a) The Indemnifying Party must give the Indemnified Party written notice of its election to assume control of the defense of the Third Party Claim within ten (10) days of the Indemnifying Party’s receipt of notice of the Third Party Claim, and such notice shall contain confirmation that the Indemnifying Party has agreed to indemnify the Indemnified Party for the Damages arising out of or resulting from such Third Party Claim.

(b) The Indemnified Party shall be entitled to participate in the defense of the Third Party Claim and to employ a recognized and reputable counsel of its choice for such purpose; provided, however, that the fees and expenses of such separate counsel shall be borne by the Indemnified Party, except that (i) the Indemnifying Party shall pay any reasonable fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense and (ii) if in the advice of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines in its reasonable discretion that counsel is required. Notwithstanding anything to the contrary, no Indemnifying Party shall be entitled to assume or control the defense or prosecution of such Third Party Claim if (A) substantially all of the damages associated with such Third Party Claim are not reasonably expected to be indemnifiable hereunder (including in the event the amount in dispute is reasonably likely to exceed the maximum amount for which the Indemnifying Party can then be liable pursuant to this Article X in light of the limitations on indemnification contained herein), (B) at the time of assumption and thereafter, the Indemnifying Party fails to conduct the investigation, defense or prosecution actively and diligently, (C) such claim seeks non-monetary, equitable or injunctive relief or alleges any violation of criminal Law or (D) the Indemnifying Party is also a party to such Third Party Claim and the Indemnified Party determines in good faith after consultation with counsel that joint representation would be inappropriate due to one or more legal defenses being available to such Indemnified Party that are different or additional to those available to the Indemnifying Party. In such circumstances, the Indemnified Party may, subject to Section 10.5.3, pay, compromise, and defend such Third Party Claim and seek indemnification and advancement of fees and expenses for any and all Damages based upon, arising from or relating to such Third Party Claim. Purchaser and Seller shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

10.5.2 Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement, compromise or discharge of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 10.5.2. If a firm offer is made to settle a Third Party Claim that (i)(A) involves the payment of money only, without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, as a condition precedent, a full and final legally binding release of all liabilities in respect of such claims given by the claimant in question to each Indemnified Party and its respective Affiliates, (B) does not impose on any Indemnified Party or its Affiliates any continuing obligation and (C) would not reasonably be expected to have a future adverse effect on the results of operations or financial condition of any Indemnified Party or its affiliates and (ii) does not require any Indemnified Party or its affiliates to (A) admit any wrongdoing or liability or acknowledge any rights of any Person, (B) take or refrain from taking any action or (C) waive any rights unrelated to the Third Party Claim that the Indemnified Party may have against the Person making the Third Party Claim, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within fifteen (15) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 10.5.1, it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

10.5.3 Any claim by an Indemnified Party on account of Damages that does not result from a Third Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party has actual knowledge of such Direct Claim. Such notice by the Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material written evidence thereof that is in the Indemnified Party’s possession, and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by the Indemnified Party. The Indemnifying Party will have a period of thirty (30) days from which to respond in writing to such Direct Claim. If the Indemnifying Party does not respond within such thirty (30) day period, the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party at the Indemnifying Party’s expense pursuant to the terms and subject to the provisions of this Agreement, and the Indemnifying Party shall be deemed to have irrevocably acknowledged and agreed that the Indemnified Party shall be entitled to the full amount of Damages set forth in such notice of claim.

10.5.4 A failure to give timely notice or to include any specified information in any notice as provided in Sections 10.5.1 or 10.5.3 will not affect the rights or obligations of any Party, except and only to the extent that, as a result of such failure, any Party that was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or such Party demonstrates actual and material harm as a result of such failure.

10.6 Miscellaneous Indemnification Provisions.

10.6.1 Exclusive Remedy. Assuming the Closing has occurred, other than claims arising from fraud or criminal misconduct of a Party, (i) the indemnification provisions of this Article X shall be the sole and exclusive remedy of the Indemnified Parties and their respective Affiliates with respect to claims under, or otherwise relating to the transactions that are the subject of, this Agreement, whether asserted against the Company or its Subsidiaries, their respective officers, directors or employees, Seller or any other Person and (ii) each of the Indemnified Parties, on behalf of itself and its equity owners, directors, managers, officers, employees, and Affiliates, agrees not to bring any Actions, at Law, equity or otherwise, against any other Party or its and its equity owners, directors, managers, officers, employees, and Affiliates, in respect of any breach or alleged breach of any representation, warranty, covenant and agreement in this Agreement, except pursuant to the express provisions of this Article X. Notwithstanding the foregoing restrictions, each Party shall be entitled to bring an action for injunctive or other equitable relief to enforce the terms of this Agreement, including specific performance, and no limitation or condition of liability provided in this Article X shall apply to any claim arising from fraud or criminal misconduct by a Party.

10.6.2 Transaction Consideration Adjustment. It is the intention of the parties to treat any indemnity payment made under this Agreement and any payment made with Section 3.2 and Section 3.4 as an adjustment to the purchase price for all Tax purposes, and the parties agree to file their Tax Returns accordingly, except as otherwise required by a change in applicable Law or a good faith resolution of an Action.

10.6.3 Insurance Proceeds and Other Recoveries. The amount of Damages recoverable by an Indemnified Party pursuant to this Article X with respect to an indemnity claim shall be reduced by the amount of insurance proceeds or other amounts actually recovered by such Indemnified Party with respect to the Damages to which such indemnity claim relates, net of any expenses related to the receipt of such payment, including retrospective premium adjustments, if any, occasioned by such Damages.

10.6.4 Cooperation. The Indemnifying Party and the Indemnified Party shall reasonably cooperate with each other with respect to resolving any claim or liability with respect to which Party is obligated to indemnify the other Party hereunder.

10.6.5 Payment of Damages. Once Damages are agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article X, the Indemnifying Party shall satisfy such obligations within five (5) Business Days of such agreement or final, non-appealable adjudication by wire transfer of immediately available funds to an account or accounts designated in writing by the Indemnified Party; provided, that, Seller may, at its sole option, elect to satisfy any indemnification obligation pursuant to this Article X by transfer to Purchaser of shares of Purchaser Common Stock at the time of such agreement or final adjudication, and the value of such shares of Purchaser Common Stock (or the stock of any successor of Purchaser) shall be deemed to equal, (x) prior to the IPO, the fair market value of such shares as reasonably determined by the board of directors of the Purchaser as of the Business Day immediately preceding the date of such determination; provided, that, if Seller disputes such determination within five (5) Business Days following notice thereof, then such determination shall be made by the Independent Valuation Expert as of such date, and (y) from and after the IPO, the volume weighted average trading price of such shares over the thirty (30) consecutive trading days ending on the third (3rd) trading day preceding the date of such determination; further provided, that with respect to any indemnification obligation pursuant to Section 10.2.1(c), Damages shall be payable in cash to the extent that there is Cash Consideration (and only up to the amount of such Cash Consideration) after which they shall be payable in the manner set forth in the first proviso above.

XI. MISCELLANEOUS.

11.1 Termination.

11.1.1 This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the written consent of Purchaser and Seller;

(b) by Purchaser, in the event of any breach by the Company or Seller of any covenant, representation, or warranty contained in this Agreement that would prevent or has prevented the satisfaction of any condition to the obligations of Purchaser, as applicable, at the Closing, and such breach has not been waived by Purchaser, or, in the case of a covenant breach, cannot be or has not been cured by the Company or Seller, as applicable, within the earlier of (i) thirty (30) days after written notice thereof from Purchaser or (ii) the Closing Date;

(c) by Seller, in the event of any breach by Purchaser of any covenant, representation, or warranty contained in this Agreement that would prevent or has prevented the satisfaction of any condition to the obligation of Seller at the Closing, and such breach has not been waived by Seller or, in the case of a covenant breach, cannot be or has not been cured by Purchaser, as applicable, within the earlier of (i) thirty (30) days after written notice thereof by Seller or (ii) the Closing Date;

(d) by Purchaser or Seller if the transactions contemplated hereby have not been consummated by March 6, 2018 (the “End Date”); provided, however, that (i) Purchaser or Seller, as applicable, will not be entitled to terminate this Agreement pursuant to this Section 11.1.1(d) if Purchaser’s breach of this Agreement, on the one hand, or the Company’s or Seller’s breach of this Agreement, on the other hand, has prevented the consummation of the transactions contemplated by this Agreement by such date and (ii) in the event that the Marketing Period has commenced but not yet been completed at the time of the End Date, (x) the End Date may be extended to the date which is four (4) Business Days after the final date of the Marketing Period, by Purchaser in its sole discretion by providing written notice to the Company and (y) Purchaser shall not be entitled to terminate pursuant to this Section 11.1.1(d) until four (4) Business Days after the final date of the Marketing Period;

(e) by Purchaser or Seller if there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or any Governmental Authority shall have enacted, issued, promulgated, enforced or entered an Order restraining or, enjoining or prohibiting or which otherwise has the effect of making the transactions contemplated by this Agreement illegal or causes any of the transactions contemplated hereunder to be rescinded following completion thereof, and such Order shall have become final and non-appealable;

(f) by Purchaser following the occurrence of a Material Adverse Effect of the Company;

(g) by Seller if (i) the Marketing Period has ended and all of the conditions set forth in Section 9.1 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (ii) the Purchaser, Merger Sub 1 and Merger Sub 2 fail to consummate the Combination on the date required pursuant to Section 2.2 due to Purchaser’s failure to obtain the Debt Financing; (iii) thereafter, the Company has irrevocably notified Purchaser in writing that (A) it is ready, willing and able to consummate the Closing; and (B) all conditions set forth in Section 9.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or Seller is willing to waive any unsatisfied conditions set forth in Section 9.2; and (iv) the Purchaser, Merger Sub 1 and Merger Sub 2 fail to consummate the Combination by the third (3rd) Business Day after the delivery of the notice described in clause (iii) (provided, that the Seller and the Company remain ready, willing and able to consummate the Closing during such three Business Day period); or

(h) by Purchaser if the Seller Written Consent has not become effective immediately following the execution and delivery of the Agreement by the Company in accordance with the DGCL and the Company’s Organizational Documents.

11.1.2 If this Agreement is validly terminated pursuant to Section 11.1.1, all further obligations of the Parties under this Agreement (other than pursuant to this Article XI, which will continue in full force and effect) will terminate without further liability or obligation on the part of any Party (or any direct or indirect equity holder, stockholder, partner, controlling person, member, manager, director, officer, employee, Affiliate or Representative of such party or such party’s Affiliates or any of the foregoing’s successors and assigns); provided, however, that, subject to Section 11.1.6, (a) the Purchaser Entities will not be released from liability hereunder if this Agreement is validly terminated and the transactions abandoned by reason of (i) failure of the Purchaser Entities to have performed their material obligations under this Agreement or (ii) any material misrepresentation made by the Purchaser of any matter set forth in this Agreement and (b) the Company and Seller will not be released from liability hereunder if this Agreement is validly terminated and the transactions abandoned by reason of (i) failure of the Company or Seller to have performed its or their material obligations under this Agreement or (ii) any material misrepresentation made by the Company or Seller of any matter set forth in this Agreement. Nothing in this Section 11.1.2 will relieve any Party of liability for any damages resulting from a breach of this Agreement, including but not limited to fraud, prior to any termination of this Agreement. For purposes hereof, the Parties acknowledge and agree that damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by such non-breaching Party (taking into consideration all relevant matters, including opportunities cost and the time value of money).

11.1.3 If Seller validly terminates this Agreement pursuant to Section 11.1.1(g), then Purchaser, in consideration of the Company and Seller irrevocably and unconditionally agreeing not to (and causing their Affiliates and any Representatives of the foregoing, not to) exercise, and agreeing to waive, any and all claims and rights it (or their Affiliates and any Representatives of the foregoing) may have against the Purchaser Related Parties under, in connection with or related to this Agreement, any Ancillary Agreement, any other agreement referenced herein, therein or otherwise and the transactions contemplated hereby or thereby (including the Debt Financing), shall pay to the Company an amount in cash equal to $50,000,000.00 in immediately available funds (the “Purchaser Termination Fee”) within two (2) Business Days of such valid termination. Any payment of the Purchaser Termination Fee, if, as and when required pursuant to this Section 11.1.3, shall be deemed to be liquidated damages in a reasonable amount that will compensate the Company, its Affiliates and its and their respective shareholders, including the Company’s shareholders, in the circumstances in which it is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and the Ancillary Agreements and in reliance on this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereunder and thereunder, which amount would otherwise be impossible to calculate with precision, and it is agreed and acknowledged that such amount is not a penalty. The parties acknowledge and hereby agree that in no event shall Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.

11.1.4 In addition to the Purchaser Termination Fee, during the period beginning on the date of such valid termination pursuant to Section 11.1.1(g) and ending eighteen (18) months from the date of such valid termination (the “Tail Period”), the Purchaser Entities agree, on behalf of themselves and their respective Affiliates (which for purposes hereunder shall not include any direct or indirect portfolio companies of Apollo or any of its Affiliates other than the Purchaser Entities; provided, that such portfolio companies or Affiliates are not taking actions of the type prohibited hereunder at the direction of, or on behalf of, Apollo) (collectively the “Purchaser Group”) that it shall not, without the prior written consent of the Seller, either alone or in conjunction with their respective Affiliates or Representatives, directly or indirectly (i) induce or attempt to induce any employee, officer, director, manager or other fiduciary of the Company, the Seller or their Subsidiaries to leave the employ or service of the Company, the Seller or any of their Subsidiaries, or (ii) hire any Person who was an employee, officer, director, manager or other fiduciary of the Seller or any of its Subsidiaries at any time during the six (6) month period prior to the Closing Date or during the Tail Period; provided, that the foregoing clauses (i) and (ii) shall not prohibit general solicitation (but shall continue to prohibit the hiring of Persons who respond to such solicitations) by any member of the Purchaser Group through ads in newspapers, trade periodicals, online sites relating to employment matters or any other similar solicitation (or other solicitations directed at the public, or segments of the public, in general), or (iii) induce or attempt to induce any customer, supplier, vendor, service provider, licensee, licensor, lessor, or other business relation of the Seller or any of its Subsidiaries to cease doing business with the Company or any of its Subsidiaries, or in any way materially and adversely interfere with the relationship between any such customer, supplier, vendor, service provider, licensee, licensor, lessor, franchisee or other business relation and the Seller or any of its Subsidiaries (including making any negative statements or communications about the Seller or any of its Subsidiaries); provided, that the restrictions in this clause (iii) shall not prohibit Ordinary Course solicitation of any of the foregoing for purposes of a business that is not a Restricted Business, so long as such solicitation is not designed or intended to interfere with the Restricted Business.

11.1.5 Notwithstanding anything to the contrary in this Agreement, the Ancillary Agreements or any other agreement referenced herein or therein or otherwise, but subject in all respects to Section 11.1.3, Section 11.1.4, this Section 11.1.5, Section 11.13 and Section 11.17 (including, in each case, the limitations set forth therein), if any of the Purchaser Entities fails to effect the Closing for any reason or no reason or any of the Purchaser Entities otherwise breaches this Agreement or the Ancillary Agreements or fails to perform hereunder or thereunder (in each case, whether willfully, intentionally, unintentionally or otherwise), then the Company and Seller’s right to seek one or more of (but never receive both) (i) the valid termination of this Agreement pursuant to Section 11.1.1, and to seek one or more of (but never receive more than one of) (x) payment of the Purchaser Termination Fee if, as and when required pursuant to Section 11.1.3, or (y) monetary damages for any of the Purchaser Entities’ fraud, or (ii) specific performance as and to the extent permitted by Section 11.13 (subject to the limitations set forth therein), shall be the sole and exclusive remedies (whether at Law, in equity, in contract, in tort or otherwise) of Seller, the Company and their Affiliates, and any Representatives of the foregoing (and any other Person), against the Purchaser Entities and the Financing Sources or any other financing source of the Purchaser Entities or their respective Affiliates, and any of their respective former, current or future, direct or indirect equity holders, controlling persons, general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates, attorneys, advisors or other Representatives, or any of their respective successors and assigns (collectively, the “Purchaser Related Parties”) for all breaches, losses, damages, liabilities, costs or expenses suffered as a result of, in connection with or related thereto. Except for liabilities and obligations of the Purchaser Related Parties set forth in the foregoing sentence, none of the Purchaser Related Parties shall have any liability or obligation whatsoever to Seller, the Company, their Affiliates and any Representatives of the foregoing (or any other Person), including multiple, consequential, indirect, special, statutory, exemplary or punitive damages, relating to or arising out of this Agreement, the Ancillary Agreements, the Debt Financing, or the transactions contemplated hereby or thereby or otherwise, or the failure of such transactions to be consummated, or in respect of any other Contract, document or theory of Law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether in equity or at Law, in contract, in tort or otherwise. In addition, without modifying or qualifying in any way the preceding sentence or implying any intent contrary thereto or impairing the rights of the Purchaser Entities in any way, Seller, the Company, their Affiliates (as determined prior to Closing), on behalf of themselves and their respective Representatives, hereby waive any rights or claims against the Financing Sources and hereby agree that in no event shall the Financing Sources have any liability or obligation to Seller, the Company, any of their Affiliates (as determined prior to Closing) and their respective Representatives and in no event shall Seller, the Company, any of its Affiliates (as determined prior to Closing), and their respective Representatives seek or obtain any other damages of any kind against any Financing Source (including consequential, special, indirect or punitive damages), in each case, relating to or arising out of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby. Without limiting the foregoing, upon payment of the Purchaser Termination Fee, if, as and when required pursuant to Section 11.1.3, no Purchaser Related Party shall have any further liability or obligation to Seller, the Company its Affiliates (as determined prior to Closing) or any Representatives of the foregoing (or any other Person), including any multiple, consequential, indirect, special, statutory, exemplary or punitive damages, relating to or arising out of this Agreement, the Ancillary Agreements or otherwise or the transactions contemplated hereby or thereby or the failure of such transactions to be consummated, or in respect of any other Contract, document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith or otherwise, whether in equity or at law, in contract, in tort or otherwise.

11.1.6 Notwithstanding anything to the contrary in this Agreement or any other Ancillary Agreement or any other agreement referenced herein or therein or otherwise, but subject in all respects to Section 11.1.7, Section 11.13 and Section 11.17, the maximum aggregate liability of the Purchaser Related Parties under this Agreement, the Ancillary Agreements, any other documents referenced herein or therein or otherwise, collectively (including, for the avoidance of doubt, monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance), or in connection with the failure of the transactions contemplated hereby or thereby (including the Debt Financing) to be consummated, or in respect of any representation made or alleged to have been made in connection herewith or therewith or otherwise, whether in equity or at Law, in contract, in tort or otherwise, together with any payment of the Purchaser Termination Fee and any other payment in connection with this Agreement and any Ancillary Agreement or otherwise, shall not exceed under any circumstances an amount equal to the sum of (i) one of (but never both) (A) the Purchaser Termination Fee, if any, due and owing to the Company pursuant to Section 11.1.3 or (B) the amounts, if any, due and owing to the Company as damages for any breach, including but not limited to fraud, pursuant to Section 11.1.2, plus (ii) the amounts, if any, due and owing to the Company pursuant to Section 7.12.6, plus (iii) the costs and expenses of the Company, if any, due and owing pursuant to Section 11.1.7; provided, that (A) in no event shall the aggregate amount of Purchaser’s obligations described in clause (i) of this Section 11.1.6 exceed the amount of the Purchaser Termination Fee and (B) in no event shall the aggregate amount of Purchaser’s obligations described in clause (iii) of this Section 11.1.6 exceed One Million Dollars ($1,000,000), and in no event shall Seller, the Company, their Affiliates or any Representatives of the foregoing (or any other Person) seek, directly or indirectly, to recover against the Purchaser Related Parties, or compel payment by the Purchaser Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Purchaser Termination Fee or any of the foregoing limitations (as applicable).

11.1.7 Each of the Company, Seller, and the Purchaser Entities acknowledges that the agreements contained in Sections 11.1.2, 11.1.3, 11.1.4, 11.1.5, 11.1.6 and this Section 11.1.7 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if Purchaser fails to promptly pay (i) the Purchaser Termination Fee, if, as and when due pursuant to Section 11.1.3, plus (ii) the amounts, if any, due and owing to the Company pursuant to Section 7.12.6, plus (iii) the costs and expenses of the Company, if any, due and owing pursuant to this Section 11.1.7, and, in order to obtain such payment, the Company commences a suit that results in a final and non-appealable judgment against Purchaser for payment of such amounts, then Purchaser shall pay to the Company any reasonable and documented out-of-pocket costs and expenses incurred by the Company (including reasonable and documented out-of-pocket attorney’s fees and expenses) in connection with such suit up to a maximum aggregate amount of One Million Dollars ($1,000,000), together with interest on all unpaid amounts, at a rate per annum equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

11.1.8 For the avoidance of doubt, nothing in this Section 11.1 shall affect, limit or impair the rights and obligations of the parties under Article X, subject to the terms and conditions set forth therein, following the Effective Time.

11.2 Notices. Any notice, request, consent, claim, demand, waiver, instruction or other communication required or permitted to be given under this Agreement by any Party to another Party will be in writing and will be given to such Party (a) at its address set forth in Annex II attached to this Agreement or to such other address as the Party to whom notice is to be given may provide in a written notice to the Party giving such notice in accordance with this Section 11.2. Each such notice, request, or other communication will be effective (x) if given by certified mail, return receipt requested, with postage prepaid addressed as aforesaid, upon receipt (and refusal of receipt shall constitute receipt), (y) one (1) Business Day after being furnished to a nationally recognized overnight courier for next Business Day delivery (receipt requested), or (z) on the date sent if sent by facsimile transmission or electronic mail of a PDF document (with no “system error” or other notice of non-delivery) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, with a copy contemporaneously being sent pursuant to clauses (x) or (y) above.

11.3 Amendments and Waivers.

11.3.1 Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Purchaser and Seller (or by any successor to such Party), or in the case of a waiver, by the Party against whom the waiver is to be effective, in each case, at any time prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 7.12.1, Section 7.12.4, Section 11.1.5, Section 11.1.6, Section 11.5, Section 11.6, Section 11.7.2, Section 11.8, Section 11.17.3 and this Section 11.3.1 (and the defined terms used therein) may not be amended, modified or altered without the prior written consent of the Financing Sources.

11.3.2 No failure or delay by any Party in exercising any right, power, or privilege under this Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

11.4 Expenses. Purchaser will pay or cause to be paid the fees and expenses incurred by Purchaser (and its Affiliates) in connection with the transactions contemplated by this Agreement and the Ancillary Agreements or relating to the negotiation, preparation or execution of this Agreement and the Ancillary Agreements or any documents or agreements contemplated hereby or thereby, or the performance or consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, other than the Closing Date Selling Expenses. Seller will pay or cause to be paid the Closing Date Selling Expenses, subject to Section 2.4.

11.5 Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party to this Agreement; except that (a) Purchaser may assign all or any portion of its rights and its obligations under this Agreement to any Affiliate; and (b) after the Closing Date, Purchaser and its Affiliates may assign all or any portion of their rights and obligations under this Agreement to any Financing Source for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and, after the Closing Date, any such Financing Source may exercise all of the rights and remedies of Purchaser (or its Affiliate, as applicable) hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Commitment Letter. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns.

11.6 Third Party Beneficiaries. Except as provided in Section 7.6, Section 11.1.4, Section 11.5, Section 11.15, Section 11.17 and Article X, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied will give or be construed to give to any Person, other than the Parties and such permitted assigns, any legal or equitable rights of any nature whatsoever under or by reason of this Agreement, including by way of subrogation; provided, that Section 6.7.1, Section 11.3, Section 11.7, Section 11.8, Section 11.17 and this Section 11.6 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third-party beneficiaries thereof (it being understood and agreed that Section 7.12.1, Section 11.5, Section 11.7.2, Section 11.8 and this Section 11.6 will be enforceable by the Financing Sources and their respective successors and assigns).

11.7 Governing Law; Consent to Jurisdiction.

11.7.1 This Agreement will be governed by, and construed in accordance with, the Law of the State of Delaware without regard to any choice or conflict of Laws that would cause the application of the laws of any other jurisdiction. Each of the Parties hereby (a) irrevocably consents and agrees, subject to Section 3.2, that it shall bring any Action with respect to any matter arising under or relating to this Agreement or any Ancillary Agreement or the subject matter hereof or thereof in the Court of Chancery of the State of Delaware (or if jurisdiction is not available in such court, then in any state or federal court located in the State of Delaware); (b) irrevocably accepts and submits, for itself and in respect of its properties, to the jurisdiction of the Court of Chancery of the State of Delaware (or if jurisdiction is not available in such court, then in any state or federal court located in the State of Delaware), in personam, generally and unconditionally, with respect to any such Action; (c) irrevocably consents to the service of process in any such Action in any such court by the mailing of a copy thereof by registered or certified mail, postage prepaid, to such party at the address specified in Section 11.2 for notices to such Party; and (d) irrevocably and unconditionally waives any objection or defense which it may now or hereafter have to the laying of venue to any such Action in the Court of Chancery of the State of Delaware (or if jurisdiction is not available in such court, then in any federal court located in the State of Delaware) and hereby irrevocably and unconditionally waives and agrees not to plead or claim that any such Action brought in such court has been brought in an inconvenient forum. In addition to or in lieu of any such service, service of process may also be made in any other manner permitted by applicable Law.

11.7.2 Notwithstanding anything in this Agreement to the contrary, each of the Parties acknowledges and irrevocably agrees (i) that any action, suit or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Debt Financing, the Debt Commitment Letter, or the performance of services thereunder or related will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party hereto submits for itself and its property with respect to any such action, suit or proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such action, suit or proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in the Debt Commitment Letter will be effective service of process against them for any such action, suit or proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by applicable Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action, suit or proceeding in any such court; and (v) any such action, suit or proceeding will be governed and construed in accordance with the Laws of the State of New York.

11.8 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF, INCLUDING ANY ACTION RELATING TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF OR INVOLVING ANY FINANCING SOURCE.    THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MIGHT BE FILED IN ANY COURT AND THAT MAY RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, INCLUDING ALL COMMON LAW AND STATUTORY CLAIMS. EACH PARTY FURTHER REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, MODIFICATIONS, SUPPLEMENTS OR RESTATEMENTS HEREOF. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

11.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement, and the execution of a counterpart of the signature page to this Agreement shall be deemed the execution of a counterpart of this Agreement. The delivery of this Agreement may be made by facsimile or portable document format (pdf), and such signatures shall be treated as original signatures for all applicable purposes.

11.10 Headings. The headings in this Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions of this Agreement.

11.11 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement (including the Disclosure Schedules, Annexes and Exhibits hereto and thereto) constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and such Ancillary Agreements, and is a complete and final integration thereof. This Agreement and the Ancillary Agreements (including the Disclosure Schedules, Annexes and Exhibits hereto and thereto) supersede and cancel all prior and contemporaneous agreements and understandings, both oral and written, express or implied, between the Parties with respect to the subject matter of this Agreement and such Ancillary Agreements which the Parties disclaim reliance on.

11.12 Confidentiality. In consideration of the benefits of this Agreement to Seller and in order to induce Purchaser to enter into this Agreement, Seller hereby covenants and agrees that from the date of this Agreement, until the Closing, Seller and its Affiliates shall, and shall cause the Company to, keep confidential and not disclose to any other Person the terms of this Agreement or use for their own benefit or the benefit of any other Person any information regarding the Company; provided, however, that if the Closing does not occur for whatever reason, this covenant shall immediately terminate and become null and void. In consideration of the benefits of this Agreement to Purchaser and in order to induce Seller and the Company to enter into this Agreement, Purchaser hereby covenants and agrees that from the date of this Agreement and for a period of two (2) years after the Closing, or if the Closing does not occur for any reason, the termination of this Agreement, Purchaser shall, and it shall cause its Affiliates to, keep confidential and not disclose to any other Person or use for their own benefit or the benefit of any other Person the terms of this Agreement and any information regarding the Company or Seller. The obligation of Seller and its Affiliates under this Section 11.12 shall not apply to information which: (a) is or becomes generally available to the public without breach of the provisions of this Section 11.12; or (b) is required to be disclosed by Law, order or regulation of a court or tribunal or government authority; provided, however, that in the case of the foregoing clause (b), Seller shall timely notify Purchaser prior to disclosure to allow Purchaser to take appropriate measures to preserve the confidentiality of such information.

11.13 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof or is otherwise breached and that any non-performance or breach of this Agreement could not be adequately compensated by monetary damages alone. Accordingly, Seller and the Purchaser Entities shall be entitled to specific performance of the terms hereof and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any provision of this Agreement without posting any bond or other undertaking, in addition to any other remedy to which they are entitled at law or in equity (including monetary damages). The Parties hereto further agree that the Seller and the Company shall be entitled to specific performance to cause the Purchaser Entities to draw down the proceeds of the Debt Financing and otherwise cause the Purchaser Entities to consummate the Closing to the extent, prior to the Closing, all of the Company Specific Performance Conditions have been satisfied in full in accordance with the terms and subject to the conditions of this Agreement. Notwithstanding anything to the contrary herein, and except and to the extent expressly permitted by the foregoing sentence of this Section 11.13, the Parties acknowledge and agree that none of Seller, the Company, its Affiliates or any Representative of the foregoing shall be entitled, whether under this Agreement or any Ancillary Agreement or otherwise, to seek or obtain any equitable remedy, including an injunction or injunctions to prevent breaches of this Agreement by the Purchaser Entities or any remedy to enforce specifically the terms of this Agreement or otherwise require the Purchaser Entities to draw down all or any portion of the proceeds of the Debt Financing or otherwise cause the Purchaser Entities to take any action to consummate the Closing (whether under this Agreement, any Ancillary Agreement or otherwise), and that such Person’s sole and exclusive remedies with respect to any such breaches or threatened breaches shall be the Company’s remedies set forth in Sections 11.1.2 and 11.1.3, subject in all respects to the limitations set forth therein and in Sections 11.1.4 through 11.1.8, this Section 11.13 and Section 11.17 (including, in each case, the limitations set forth therein). Subject to this Section 11.13, each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the Party seeking the injunction, specific performance or other equitable relief has an adequate remedy at law. “Company Specific Performance Conditions” shall mean (a) all conditions in Section 9.1 have been satisfied as of the date on which the Closing would otherwise be required to occur (other than those conditions that by their nature can only be satisfied at the Closing; provided such conditions would have been satisfied as of such date), (b) any Purchaser Entity fails to complete the Closing by the date the Closing would otherwise be required to have occurred pursuant to Section 2.2, (c) the Debt Financing has been or would be funded if the Closing occurs; provided, that the Purchaser Entities shall not be required to consummate the Closing if the Debt Financing is in fact not funded at the Closing, (d) the Closing would occur substantially simultaneously with the drawdown of the Debt Financing (provided, that the Seller and the Company remain ready, willing and able to consummate the Closing during such period) (e) the Company has irrevocably confirmed in writing to Purchaser that it is prepared to and able to effect the Closing upon the funding of the Debt Financing, and (f) any Purchaser Entity has not consummated the Closing within three (3) Business Days of receipt of such notice. Notwithstanding anything to the contrary in this Agreement or in any Ancillary Agreement or otherwise, under no circumstances shall the Company, Seller or any of their respective Affiliates, directly or indirectly, be permitted or entitled to receive (i) a grant of specific performance resulting in the consummation of the transactions contemplated by this Agreement in accordance with the terms and conditions hereof or other equitable relief, on the one hand, and (ii)(a) payment of any monetary damages whatsoever, or (b) payment of the Purchaser Termination Fee, on the other hand.

11.14 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision and such invalid, illegal or unenforceable provision will be reformed, construed and enforced as if such provision had never been contained herein and there had been contained in this Agreement instead such valid, legal and enforceable provisions as would most nearly accomplish the intent and purpose of such invalid, illegal or unenforceable provision.

11.15 Legal Representation. In any dispute or Action arising under or in connection with this Agreement including under Article X, each Company Indemnified Person shall have the right, at their election, to retain DLA Piper to represent them in such matter and Purchaser for itself and for its successors and assigns and for the other Purchaser Indemnified Parties (including the Company if the Closing occurs) and their respective successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter. Purchaser acknowledges that the foregoing provision shall apply whether or not DLA Piper provides legal services to the Company after the Closing Date. Purchaser, for itself and its successors and assigns and for the other Purchaser Indemnified Parties (including the Company if the Closing occurs) and their respective successors and assigns, hereby irrevocably acknowledges and agrees that all communications between any Company Indemnified Person and their counsel, including DLA Piper, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement, or any matter relating to any of the foregoing, are privileged communications between a Company Indemnified Person and such counsel, and neither Purchaser, nor any Person purporting to act on behalf of or through Purchaser, will seek to obtain the same by any process on the grounds that the privilege attaching to such communications, belongs to the Company or any of its Subsidiaries and not Seller.

11.16 Press Release and Announcements. Unless required by Law (in which case each Party agrees to consult with the other Parties prior to any such disclosure as to the form and content of such disclosure), no press releases or other public releases of information related to this Agreement or the Ancillary Agreements or the transactions contemplated this Agreement or the Ancillary Agreements will be issued or released without the consent of Purchaser and Seller.

11.17 No Recourse Against Third Parties.

11.17.1 No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the following Persons are expressly intended as third party beneficiaries with respect to the following specified sections of this Agreement and will have the right to enforce such specified sections against the parties to this Agreement: with respect to Section 7.6, the Persons who are the beneficiaries of the rights under such Section; with respect to Article X, the Persons who are the beneficiaries of the indemnification under such Section; with respect to Section 11.15, DLA Piper; and with respect to Section 11.17.2, the Nonparty Affiliates.

11.17.2 Notwithstanding any other provision of this Agreement, (i) no claim (whether at law or in equity, whether in contract, tort, statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) may be asserted by any party, any Affiliate of any party, or any Person claiming by, through or for the benefit of any of them, against any Person who is not party to this Agreement or, in the case of the Ancillary Agreements or any other agreement referenced herein or therein, any Person who is not party to such Ancillary Agreement or other agreement referenced herein or therein, including any equityholders, partners, members, controlling persons, directors, officers, employees, incorporators, managers, agents, Representatives, or Affiliates of any party or the heirs, executors, administrators, successors or assigns of any of the foregoing (or any Affiliate of any of the foregoing) (each a “Nonparty Affiliate” and, collectively, the “Nonparty Affiliates”) with respect to any matters based upon, in respect of, arising under, out or by reason of, in connection with, or relating in any manner to (a) this Agreement, the Ancillary Agreements, the transactions contemplated by this Agreement or the Ancillary Agreements or any other agreement referenced herein or therein or any transactions contemplated thereunder, (b) the negotiation, execution or performance of this Agreement, any Ancillary Agreement or any other agreement referenced herein or therein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement, such Ancillary Agreement or such other agreement), (c) any breach or violation of this Agreement, any Ancillary Agreement or any other agreement referenced herein or therein, (d) any actual or alleged inaccuracies, misstatements or omissions with respect to information furnished by or on behalf of any party or any Nonparty Affiliate concerning the business of the Company (including with respect to the operation of its business prior to the Closing or any other transaction, circumstance or state of facts involving the Company prior to the Closing), this Agreement, the Ancillary Agreements or the transactions contemplated by this Agreement or the Ancillary Agreements and (e) any failure of the transactions contemplated by this Agreement or the Ancillary Agreements or any other agreement referenced herein or therein to be consummated, (ii) no recourse shall be sought by or had against any Nonparty Affiliates under this Agreement, any Ancillary Agreement or any other agreement referenced herein or therein or in connection with the transactions contemplated by this Agreement or the Ancillary Agreements or any transactions contemplated by any Ancillary Agreement or any other agreement referenced herein or therein, and (iii) no Nonparty Affiliate shall have any liabilities or obligations (whether at law or in equity, whether in contract, tort, statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims or causes of action arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (e), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (e). Notwithstanding anything to the contrary herein or otherwise, no Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, any Ancillary Agreement or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing.

11.17.3 Notwithstanding anything to the contrary contained herein, each of the Seller and the Company hereby (i) acknowledges that none of the Financing Sources shall have any liability under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute related to, or arising from, the Debt Financing, the Debt Commitment Letter, any related agreements or the performance thereof, (ii) waive any rights or claims against any of the Financing Sources in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise, and (iii) agree not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby.

11.18 Key Stockholders.

11.18.1 Each Key Stockholder hereby represents, warrants and covenants, that: (a) if such Key Stockholder is not an individual, such Key Stockholder is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) such Key Stockholder has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Section 11.18; (c) if such Key Stockholder is not an individual, the execution, delivery and performance by such Key Stockholder of this Agreement and the consummation by such Key Stockholder of the transactions contemplated by this Section 11.18 have been duly and validly authorized by all requisite action on the part of such Key Stockholder, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement; (d) the execution and delivery by such Key Stockholder of this Agreement will not require any consent, notice, waiver, approval, order or authorization of, or filing with, any Governmental Authority, or (y) if such Key Stockholder is an entity, result in a material breach or violation of, or material default under, the Organizational Documents of such Key Stockholder.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

The Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PURCHASER:		INCEPTION INTERMEDIATE:

INCEPTION TOPCO, INC.		INCEPTION INTERMEDIATE, INC.

By:	/s/ Holly Windham	By:	/s/ Holly Windham
Name: Holly Windham		Name: Holly Windham
Its: Senior Vice President		Its: Senior Vice President

MERGER SUB 1:		INCEPTION PARENT:

DRAKE MERGER SUB I, INC.		INCEPTION PARENT, INC.

By:	/s/ Holly Windham	By:	/s/ Holly Windham
Name: Holly Windham		Name: Holly Windham
Its: Senior Vice President		Its: Senior Vice President

MERGER SUB 2:		BORROWER:

DRAKE MERGER SUB II, LLC		RACKSPACE HOSTING, INC.

By:	/s/ Holly Windham	By:	/s/ Holly Windham
Name: Holly Windham		Name: Holly Windham
Its: Senior Vice President		Its: Senior Vice President

[Signature Page to Merger Agreement]

COMPANY:

DATAPIPE PARENT, INC.

By:	/s/ Robb Allen
Name:	Robb Allen
Its:	Chief Executive Officer

SELLER:

DATAPIPE HOLDINGS, LLC

By:	/s/ Robb Allen
Name:	Robb Allen
Its:	Chief Executive Officer

[Signature Page to Merger Agreement]

KEY STOCKHOLDERS:

ABRY PARTNERS VII, L.P.

By:	ABRY VII Capital Partners, L.P.
Its General Partner

By:	ABRY VII Capital Investors, LLC
Its General Partner

By:	/s/ Brian St. Jean
Name: Brian St. Jean
Title: Authorized Signatory

ABRY PARTNERS VII CO-INVESTMENT
FUND, L.P.

By:	ABRY Partners VII Co-Investment
GP, LLC
Its General Partner
By:	ABRY VII Capital Investors, LLC
Its Member

By:	/s/ Brian St. Jean
Name: Brian St. Jean
Title: Authorized Signatory

ABRY INVESTMENT PARTNERSHIP, L.P.

By:	ABRY Investment GP, LLC
Its General Partner

By:	/s/ Brian St. Jean
Name: Brian St. Jean
Title: Authorized Signatory

[Signature Page to Merger Agreement]

ABRY ADVANCED SECURITIES FUND, L.P.

By:	ABRY ASF Investors, L.P.
Its General Partner

By:	ABRY Advanced Securities Holdings, LLC
Its General Partner

By:	/s/ Brian St. Jean
Name: Brian St. Jean
Title: Authorized Signatory

ABRY ADVANCED SECURITIES FUNDS II, L.P.

By:	ABRY ASF Investors II, L.P.
Its General Partner

By:	ABRY Advanced Securities Holdings II, LLC
Its General Partner

By:	/s/ Brian St. Jean
Name: Brian St. Jean
Title: Authorized Signatory

ABRY SENIOR EQUITY III, L.P.

By:	ABRY Senior Equity Investors III, L.P.
Its General Partner

By:	ABRY Senior Equity Holdings III,
LLC
Its Sole General Partner

By:	/s/ Brian St. Jean
Name: Brian St. Jean
Title: Manager

[Signature Page to Merger Agreement]

ABRY SENIOR EQUITY CO-
INVESTMENT FUND III, L.P.

By:	ABRY Senior Equity Co-Investment GP III, LLC
Its General Partner

By:	/s/ Brian St. Jean
Name: Brian St. Jean
Title:	Authorized Signatory

[Signature Page to Merger Agreement]

ANNEX I

Definitions

In addition to the terms defined elsewhere in this Agreement, the following terms have the following meanings when used herein with initial capital letters:

“280G Approval”: as set forth in Section 7.10.

“ABRY Stockholders”: ABRY Partners VII, L.P., ABRY Partners VII Co-Investment Fund, L.P., ABRY Investment Partnership, L.P., ABRY Advanced Securities fund, L.P., ABRY Advanced Securities Fund II, L.P., ABRY Senior Equity III, L.P. and ABRY Senior Equity Co-Investment Fund III, L.P.

“Accounting Referee”: shall mean Ernst & Young, or if such firm declines the representation or is unable to serve, the office of an impartial nationally recognized accounting firm mutually agreed to between Seller and Purchaser.

“Acquisition Proposal”: as set forth in Section 7.5.1.

“Action” means any claim, cross-claim, counterclaim, suit, litigation, arbitration, inquiry, audit, notice of violation, proceeding, citation, summons, subpoena, investigation or action of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity, brought by or before any Governmental Authority or arbitrator or arbitral panel or other alternative dispute resolution tribunal.

“Affiliate”: with respect to any Person, any other Person that, directly or indirectly, through one or more of its intermediaries or otherwise, controls, is controlled by or is under common control with such Person; provided, that, except with respect to Section 11.17 and the definition of Change of Control, in no event shall Purchaser or any of its Subsidiaries be considered an Affiliate of any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Apollo Global Management, LLC, nor shall any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Apollo Global Management, LLC be considered to be an Affiliate of Purchaser or any of its Subsidiaries. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. With respect to any natural Person, “Affiliate” will include (a) such Person’s spouse, (b) each parent, brother, sister or child of such Person or such Person’s spouse, (c) the spouse of any Person described in clause (b) above, and (d) each child of any Person described in clauses (a), (b) or (c) above.

“Agreement”: as set forth in the introductory paragraph.

“Alternative Financing”: as set forth in Section 7.11.3.

“Ancillary Agreements”: shall mean this Agreement, the Investor Rights Agreement, the Confidentiality Agreement, the Promissory Notes, the Debt Commitment Letter, the Debt Payoff Letters and the other documents, instruments and agreements referenced or expressly contemplated to be entered into pursuant hereto and thereto.

“Apollo”: AP VIII Inception Holdings, L.P.

A-I-1

“Approval” means any approval, authorization, consent, qualification or registration, or any extension, modification, amendment or waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Authority.

“Balance Sheet”: the consolidated balance sheet of the Company and its Subsidiaries or the Surviving Company and its Subsidiaries, as applicable, as of the Balance Sheet Date, included in the Company’s or the Surviving Company’s, as applicable, Financial Statements.

“Balance Sheet Date”: December 31, 2016.

“Borrower”: as set forth in the Recitals.

“Business Day”: any day other than a Saturday or Sunday or a day on which the Federal Reserve Bank of New York is closed.

“Cancelled Shares”: as set forth in Section 3.1.1.

“Capital Lease Obligations”: with respect to any Person, for any applicable period, the obligations of such Person that are permitted or required to be classified and accounted for as capital leases or similar obligations under GAAP, and the amount of such obligations at any date will be the capitalized amount of such obligations at such date determined in accordance with GAAP.

“Cash and Cash Equivalents” means, as of the date in question, without duplication, all consolidated cash and cash equivalents held in the bank accounts of the Company and its Subsidiaries, calculated on a consolidated basis, without duplication, in accordance with GAAP, net of any unpaid checks or drafts issued by the Company or any of its Subsidiaries prior to the date in question.

“Cash Consideration”: an amount in cash equal to the excess (if any) of (i) $800,000,000, over (ii) the sum of Closing Date Debt, Closing Date Selling Expenses and the Preferred Amount less Closing Date Cash.

“CERCLA”: the Federal Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Certificate of Merger”: as set forth in Section 2.3.

“Change of Control”: the occurrence of either of the following: (i) (A) Apollo and its Affiliates (the “Apollo Holders”) cease to be the beneficial owners, directly or indirectly, of a majority of the combined voting power of the outstanding securities of Purchaser; and (B) a person, entity or group other than the Apollo Holders becomes the direct or indirect beneficial owner of a percentage of the combined voting power of the outstanding securities of Purchaser that is greater than the percentage of the combined voting power of the outstanding securities of such entity that is beneficially owned directly or indirectly by the Apollo Holders; or (ii) sale of all or substantially all of the assets of the Purchaser and its Subsidiaries, taken as a whole, to a person, entity or group other than the Apollo Holders; provided, however, that a mere initial public offering or a merger or other acquisition or combination transaction after which the Apollo Holders retain control or shared control of Purchaser (or its successor), or have otherwise not sold or disposed of more than 50% of its direct or indirect investment in Purchaser as of the Closing Date in exchange for cash or marketable securities, will not result in a Change of Control; provided, further, that following the IPO, the above clause (i) shall be deleted and replaced with: “a person, entity or group other than Apollo and its Affiliates (the “Apollo Holders”) becomes the beneficial owner, directly or indirectly, of 35% or more of the combined voting power of the outstanding securities of Purchaser, and such combined voting power beneficially owned is greater than the percentage of the combined voting power of the outstanding securities of such entity that is beneficially owned directly or indirectly by the Apollo Holders.”

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“Closing”: as set forth in Section 2.2.

“Closing Balance Sheet”: as set forth in Section 3.5.

“Closing Date”: as set forth in Section 2.2.

“Closing Date Cash”: Cash and Cash Equivalents as of immediately prior to the Effective Time less Trapped Cash.

“Closing Date Debt”: the total Indebtedness of the Company and its Subsidiaries as of immediately prior to the Effective Time.

“Closing Date Preferred Amount”: the aggregate amount of Unreturned Capital Value, Unpaid Yield and Redemption Premium (each as defined in the Seller LLC Agreement) with respect to the Class A-5 Units and Class A-7 Units of Seller as of the Closing Date.

“Closing Date Selling Expenses”: all of the fees and expenses incurred by or on behalf of the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement or relating to the negotiation, preparation or execution of this Agreement, the Ancillary Agreements or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated by this Agreement that will not be paid prior to the Closing Date, including, without limitation, (a) all brokers’ or finders’ fees (if any), (b) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts, in each case, that are not paid prior to the Closing Date, (c) fifty percent (50%) of the total amount of Transfer Taxes, (d) any amount not paid by the Company prior to the Effective Time with respect to the prepaid D&O “tail policy” referenced in Section 7.2, and (e) all bonus, change in control, retention and other compensatory payments that accrue, accelerate or become payable by the Company or its Affiliates in connection with or as a result of the consummation of the Combination, and the employer portion of any withholding, payroll or employment Taxes related thereto (and, for avoidance of doubt, agreeing that there is no severance due in connection with or as a result of the consummation of the Combination).

“Closing Equity Consideration”: 1,037,000 shares of Purchaser Common Stock; provided, that if the Fully-Diluted Equity increases or decreases between the date of this Agreement and the Closing, the number of shares of Purchaser Common Stock which constitute the Closing Equity Consideration shall be increased or decreased, as applicable, by multiplying (x) the number of shares by which the Fully-Diluted Equity has increased or decreased by (y) 7.386%.

“Closing Equity Election”: as set forth in Section 2.4.

“Closing Statement”: as set forth in Section 3.5.

“Code”: as set forth in the Recitals.

“Collective Bargaining Agreement”: any collective bargaining agreement, labor union contract, trade union agreement or foreign works council contract.

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“Combination”: as set forth in the Recitals.

“Company”: as set forth in the introductory paragraph.

“Company Board”: as set forth in the Recitals.

“Company Common Stock” means common stock, par value $0.01 per share, of the Company.

“Company Indemnified Person”: as set forth in Section 7.2.

“Company Knowledge Persons”: means Robb Allen, Ed O’Hara, Joel Friedman, Daniel Newton, Michael J. Parks, Michael Bross and Rob Nicewicz.

“Company Real Property”: any real property and improvements owned, leased, used, operated, or occupied (whether for storage, disposal, or otherwise) by the Company or any of its Subsidiaries.

“Company Securities”: as set forth in Section 4.4.1.

“Company Specific Performance Conditions”: as set forth in Section 11.13.

“Compliant”: means, with respect to the Required Financing Information, that (i) such Required Financing Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries, or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financing Information not misleading under the circumstances and (ii) the financial statements and other financial information included in such Required Financing Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act.

“Confidential Information Presentation”: means that certain presentation prepared on behalf of the Company and dated March 2017, as provided to the Purchaser, as such presentation may have been amended, modified or supplemented by the Company or on the Company’s behalf.

“Confidentiality Agreement”: means the confidentiality letter agreement, dated June 18, 2017, between the Seller and Rackspace US, Inc.

“Consolidated”: the Company or the Surviving Company, as applicable, and its Subsidiaries on a consolidated basis in accordance with GAAP, after eliminating all intercompany items.

“Constituent of Concern”: any substance, material or waste (regardless of physical form or concentration) that is (a) hazardous toxic, infectious, explosive, radioactive, carcinogenic, ignitable, corrosive, reactive or otherwise harmful to living things or the environment or (b) is or becomes identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws, including any hazardous substance, hazardous waste, hazardous material, pollutant or contaminant, any petroleum hydrocarbon and any degradation product of a petroleum hydrocarbon, asbestos, PCB, airborne mysote, mold spores, or similar substance.

“Continuing Employees”: as set forth in Section 7.9.1.

“Contracts”: contracts, leases and subleases, franchises, agreements, licenses, arrangements, commitments, letters of intent, memoranda of understanding, promises, obligations, rights, instruments, documents, indentures, deeds, trusts, mortgages, security interests, guarantees, and other similar arrangements whether written or oral, other than the Plans.

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“Controlled Group Liability”: means any and all liabilities, whether actual or contingent, or direct or indirect, of the Company or any of its Subsidiaries (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Section 412 and Section 4971 of the Code; (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 of ERISA and Section 4980B of the Code; and (v) under corresponding or similar provisions of foreign laws, in each case, that are imposed on a “controlled group” or similar basis, as a result of the Company or any Subsidiary being treated as a “single employer” within the meaning of Section 414 of the Code or Sections 3(5) or 4001(b)(1) of ERISA, or the regulations promulgated thereunder, with respect to any ERISA Affiliate.

“Current Government Contract”: as set forth in Section 4.25.1.

“Damages”: any and all debts, losses, claims, damages, costs, fines, judgments, awards, penalties, interest, obligations, payments, settlements, suits, demands, expenses and Liabilities of every type and nature, together with all reasonable costs and expenses (including reasonable attorneys’ (including in-house attorneys’) fees and other legal fees and out-of-pocket expenses) and fees for consultants and advisors, incurred in connection with any of the foregoing and including the cost of the investigation, preparation or defense of any action, suit or proceeding in connection therewith, the reasonable cost of pursuing insurance providers, the assertion of any claims under this Agreement, and the cost of any Tax, interest, penalty or addition to Tax, in each case whether incurred in advance of following the disposition of any claim.

“Debt Commitment Letter”: as set forth in Section 6.8.1.

“Debt Financing”: as set forth in Section 6.8.1.

“Debt Payoff Letters”: as set forth in Section 7.12.1(g).

“DGCL”: as set forth in the Recitals.

“Direct Claim”: as set forth in Section 10.5.3.

“Disclosure Schedules”: the disclosure schedules delivered by the respective Parties concurrently with the execution and delivery of this Agreement.

“DLA Piper”: means DLA Piper LLP (US).

“DLLCA”: as set forth in the Recitals.

“Effective Time”: as set forth in Section 2.3.

“End Date” as set forth in Section 11.1.1(d).

“Environmental Claim”: any claim, litigation, demand, action, cause of action, suit, loss, cost, including attorneys’ fees, and expert’s fees, Damages, fine, penalty, expense, liability, criminal liability, strict liability, judgment, governmental or private investigation and testing, notification of potential responsibility for clean-up of any facility, in each of the foregoing, for being in violation or in potential violation of any requirement of Environmental Law, any proceeding, consent or administrative order, agreement, or decree, Lien, personal injury or death of any Person, or property damage (excluding

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diminution in value damages), whether threatened, sought, brought, or imposed, that is related to or that seeks to recover Damages related to, or seeks to impose liability under Environmental Law, including for: (a) improper use or treatment of wetlands, pinelands, or other protected land or wildlife, (b) radioactive materials (including naturally occurring radioactive materials), (c) pollution, contamination, preservation, protection, decontamination, remediation, or clean-up of the indoor or ambient air, surface water, groundwater, soil or protected lands, (d) exposure of Persons or property to any Constituent of Concern and the effects thereof, (e) the release or threatened release (into the indoor or outdoor environment), generation, manufacture, processing, distribution in commerce, use, application, transfer, transportation, treatment, storage, disposal, or remediation of a Constituent of Concern, (f) injury to, death of, or threat to the health or safety of any Person or Persons caused directly or indirectly by any Constituent of Concern, (g) destruction of property or injury to persons caused directly or indirectly by any Constituent of Concern or the release or threatened release of any Constituent of Concern to any property (whether real or personal); (h) the implementation of spill prevention and/or disaster plans relating to any Constituent of Concern; (i) failure to comply with community right-to-know and other disclosure Laws; or (j) maintaining, disclosing, or reporting information to Governmental Authorities or any other third Person under, or complying or failing to comply with, any Environmental Law. The term “Environmental Claim” also includes any Damages incurred in testing related to or resulting from any of the foregoing.

“Environmental Condition”: a condition with respect to the environment or natural resources that has resulted or could result in Damages to the Company under applicable Environmental Laws.

“Environmental Law”: all applicable Laws, Environmental Permits, and similar items of any Governmental Authority relating to the protection or preservation of the environment, natural resources or human health or safety, including: (a) all requirements pertaining to any obligation or liability for reporting, management, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of a Constituent of Concern; (b) all requirements pertaining to the protection of the health and safety of employees or other Persons; and (c) all other limitations, restrictions, conditions, standards, prohibitions, obligations, and timetables contained therein or in any notice or demand letter issued, entered, promulgated, or approved thereunder. The term “Environmental Law” includes (i) CERCLA, the Federal Water Pollution Control Act (which includes the Federal Clean Water Act), the Federal Clean Air Act, the Federal Solid Waste Disposal Act (which includes the Resource Conservation and Recovery Act), the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and OSHA, each as amended from time to time, any regulations promulgated pursuant thereto, and any state or local counterparts thereof, and (ii) any common Law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass, strict liability, contribution and indemnification) that may impose liability or obligations for injuries or Damages due to, or threatened as a result of, the presence of, effects of, or exposure to any Constituent of Concern.

“Environmental Permits”: all Permits relating to or required by Environmental Laws and necessary for or held in connection with the conduct of the business of the Company.

“ERISA”: the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“ERISA Affiliate”: any Person that would be considered a single employer with the Company or any of its Subsidiaries within the meaning of Section 4001 of ERISA or Section 414 of the Code, or that is a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001 of ERISA.

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“Export Control Laws”: as set forth in Section 4.25.12.

“Fee Letter”: as set forth in Section 6.8.1.

“Financial Statements”: the audited consolidated balance sheet of the Company or Purchaser, as applicable, and their respective Subsidiaries as of December 31, 2015 and December 31, 2016, and for the years ending December 31, 2014, December 31, 2015 and December 31, 2016, together with the related Consolidated statements of income, cash flows and changes in stockholders equity for the periods then ended.

“Financing Sources”: means the Persons that have committed to provide the debt financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Commitment Letter or alternative debt financings in connection with the Merger, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, and their and any of their Affiliates’ current or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners involved in the Debt Financing and their successors and assigns.

“First Lien Credit Agreement”: means that certain First Lien Credit Agreement, dated as of March 15, 2013 (as amended on April 16, 2014, July 2, 2015 and August 16, 2016), by and among Datapipe Parent, Inc., Datapipe Merger Sub, Inc., Datapipe Holding Company, Inc., the lenders from time to time party thereto, Toronto Dominion (Texas) LLC, as Administrative Agent and Collateral Agent, TD Securities (USA) LLC and GE Capital Markets, Inc., as Co-Syndication Agents, Capital Source Bank and ING Capital LLC, as Co-Documentation Agents and Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC and GE Capital Markets, Inc. as Joint Lead Arrangers and Joint Bookrunners.

“Fully-Diluted Equity”: all issued and outstanding (i) shares of Purchaser Common Stock, and (ii) securities convertible into or exerciseable for Purchaser Common Stock.

“FLSA”: as set forth in Section 4.17.2.

“GAAP”: generally accepted accounting principles in effect from time to time in the United States of America, applied on a consistent basis.

“Governmental Authority”: shall mean any (i) principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal or foreign government; (iii) governmental or quasi-governmental authority of any nature (including any governmental authority, division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, authority or entity and any court or other tribunal); (iv) individual, entity or authority exercising, or entitled to exercise, any governmental executive, legislative, judicial, administrative, regulatory, audit, investigative, police, military or taxing authority or power on behalf of the above noted entities.

“Government Bid” means any offer, bid, quotation or proposal to sell products or services made or provided by the Company that, if accepted or awarded, could lead to a Government Contract.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, purchase order, task order, delivery order, change order or other contractual commitment of any kind, between the Company and (i) a Governmental Authority, (ii) any prime contractor to a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor with respect to any Contract described in clauses (i) or (ii) above. A task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract to which it relates.

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“Guarantee”: of or by any Person (the “guaranteeing person”), means, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guaranteeing person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness (whether arising by virtue of partnership arrangements, keep-well agreements or similar agreements, to purchase assets, goods, securities or services, to take-or-pay or otherwise) or (ii) to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (iii) to purchase or lease property, securities or services for the purpose of assuring the creditor of such Indebtedness of the payment of such Indebtedness, (iv) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or (v) entered into for the purpose of assuring in any other manner the holders of such Indebtedness of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of the guaranteeing person securing any Indebtedness of any other Person, whether or not such Indebtedness is assumed by the guaranteeing person.

“HSR Act”: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Filings”: as set forth in Section 7.8.2.

“Inception Intermediate” as set forth in the introductory paragraph.

“Inception Parent” as set forth in the introductory paragraph.

“Indebtedness”: with respect to any Person, without duplication, on a consolidated basis (a) all obligations of such Person for borrowed money, whether short-term or long-term, and whether secured or unsecured, or with respect to deposits or advances of any kind (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid (other than trade payables and other current liabilities incurred or arising in the Ordinary Course), (d) all obligations of such Person under conditional sale or other title retention agreements relating to tangible property or assets purchased by such Person, (e) all currently due obligations of such Person issued or assumed as the deferred purchase price of property or services (other than current trade payables and other current liabilities incurred or arising in the Ordinary Course), and excluding any earn-out or similar obligations which are not expected to be paid (and, for avoidance of doubt, as of the date hereof, no such earn-out or similar obligations would be included as Indebtedness, except an aggregate amount of $27,500 payable to four employees in connection with the acquisition of Dualspark LLC (so-called “Cash in Lieu of Equity payments”), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such Indebtedness or Guarantee, (j) all obligations under any interest rate, currency swap or other hedging, swap or similar agreement or arrangement, (k) all obligations under sale and leaseback transactions, agreements to repurchase securities sold and other similar financing transactions, (l) all obligations pursuant to conditional sale or title retention agreements with respect to property acquired by such Person, (m) all obligations pursuant to letters of credit, solely to the extent drawn upon by third parties, (n) any other obligation that in accordance with GAAP is required to be reflected as debt on the balance sheet of such Person (other than trade payables and current accruals

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incurred in the Ordinary Course) and (o) with respect to obligations of the types described in clauses (a) through (n) above, in each case, the current portion thereof, all accrued and unpaid interest thereon, and any prepayment penalties, premiums, breakage or similar charges payable in connection with the discharge of such indebtedness. Notwithstanding anything to the contrary set forth above, for avoidance of doubt, “Indebtedness” shall not include (v) any trade payables (including notes payable), (w) any severance costs, including amounts payable to Robb Allen or Ed O’Hara if their employment is terminated after Closing, (x) the Russian VAT (and penalties associated therewith) referenced on Schedule 4.6, (y) any undrawn letters of credit or (z) any fidelity bonds, surety bonds, performance bonds and bankers’ acceptances.

“Indemnified Party”: as set forth in Section 10.5.1.

“Indemnifying Party”: as set forth in Section 10.5.1.

“Independent Valuation Expert”: means Duff & Phelps or, at the election of Purchaser, Valuation Research Corporation or, if each such firm declines the representation or is unable to serve, the office of an impartial nationally recognized investment bank mutually agreed to between Seller and Purchaser.

“Information Privacy and Security Laws” means all applicable legal requirements concerning the privacy, data protection, transfer or security of Protected Information, including the following and their implementing regulations: HIPAA, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, Canada’s Anti-Spam Legislation, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, data security legal requirements, including those established by the Massachusetts Data Privacy Act, data breach notification legal requirements, consumer protection legal requirements, the European Union Data Protection Directive 95/46/EC (and implementing regulations adopted applicable European Union member states), applicable legal requirements and regulations relating to the transfer of Protected Information, any other applicable privacy laws, regulations, rules or orders issued by foreign Governmental Authorities, and any applicable legal requirements concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Intellectual Property Right”: all trademarks, trademark rights, service marks, service mark rights, trade names, trade name rights, trade dress, copyrights, works of authorship, inventions (whether patentable or not), invention disclosures, industrial models, industrial designs, utility models, certificates of invention, designs, emblems and logos, trade secrets, manufacturing formulae, technical information, patents, patent applications, moral rights, mask work registrations, franchises, franchise rights, customer and supplier lists, and related identifying information together with the goodwill associated therewith, product formulae, product designs, product packaging, business and product names, slogans, rights of publicity, improvements, processes, specifications, technology, methodologies, computer software (including all source code and object code), firmware, development tools, flow charts, annotations, all Web addresses, sites and domain names, all data bases and data collections and all rights therein, any other confidential and proprietary right or information, whether or not subject to statutory registration, as each of the foregoing rights may arise anywhere in the world, and all related technical information, manufacturing, engineering and technical drawings, know-how, and all pending applications and registrations of patents, and the right to sue for past infringement, if any, in connection with any of the foregoing, and all documents, disks, records, files, and other media on which any of the foregoing is stored, and other proprietary rights.

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“Interim Financial Statements”: the unaudited Consolidated balance sheet of the Company or Purchaser, as applicable, and its respective Subsidiaries, together with the related unaudited Consolidated statements of income, cash flows and changes in stockholders equity for the three (3) and six (6) month periods ended June 30, 2016 and June 30, 2017.

“Intermediate Contribution”: as set forth in Section 2.8.2.

“Invested Capital” means, with respect to the Apollo Holders, the amount of money and the initial book value of any property contributed to the Purchaser by the Apollo Holders in exchange for shares of Purchaser Common Stock.

“Investor Rights Agreement”: the Investor Rights Agreement between Purchaser, Seller and Apollo, to be dated as of the Closing Date, substantially in the form of Exhibit F attached hereto.

“IPO”: means Purchaser’s initial public offering.

“IRS”: the Internal Revenue Service.

“IT Assets” means computers, software, hardware, servers, peripherals, routers, hubs, switches, circuits, networks, data communications lines, data centers, and all other information technology equipment and assets, including related documentation and specifications, that are owned, licensed, leased or used by the Company or any of its Subsidiaries.

“Key Stockholders”: as set forth in the introductory paragraph.

“Law”: means any federal, state, county, city, municipal, foreign, international, multinational, supranational, or other governmental statute, law (including common law), rule, regulation, ordinance, code, decree, Order, directive, judgment, regulation, ruling or stock exchange listing requirement or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any order or decision of an applicable arbitrator or arbitration panel.

“Liabilities” or, individually, “Liability”: with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien”: with respect to any property or asset, any mortgage, deed of trust, lien, pledge, hypothecation, assignment, charge, option, preemptive purchase right, easement, encumbrance, security interest, title defect, encroachment or other survey defect, or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person will be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or a lessor under any conditional sale agreement, capital lease, or other title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such property or asset.

“Marketable Securities” means shares of common stock of another entity or, following the IPO, shares of Purchaser Common Stock (or the stock of any successor of Purchaser), in each case, that (i) are freely tradeable without violating any “lockup” agreements, other contractual restrictions, or federal, state, or local securities laws; and (ii) are listed on any of the New York Stock Exchange, Nasdaq Stock Market, or another United States or foreign traded public exchange reasonably acceptable to Apollo. The value of Marketable Securities on any given Measurement Date shall be deemed to equal the volume weighted average trading price of such shares over the thirty (30) consecutive trading days immediately preceding such Measurement Date.

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“Marketing Period”: means the first period of twenty (20) consecutive days after the date of this Agreement and throughout which and at the end of which (i) the Purchaser has the Required Financing Information and the Required Financing Information is Compliant (it being understood that if the Company in good faith reasonably believes that it has provided the Required Financing Information, it may deliver to the Purchaser a written notice stating when it believes that it completed such delivery, in which case the Company will be deemed to have delivered the Required Financing Information as of the date of such notice unless the Purchaser in good faith reasonably believes that the Company has not completed delivery of the Required Financing Information and, within three (3) Business Days after its receipt of such notice from the Company, Purchaser delivers a written notice to the Company to that effect (stating with specificity which Required Financing Information the Company has not delivered); (ii) the conditions set forth in Section 9.1 are satisfied (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.1 to fail to be satisfied (other than those conditions that by their nature can only be satisfied at the Closing), assuming that such conditions were applicable at any time during such 20 consecutive day period; provided, that (x) November 22-26, 2017, shall not be considered calendar days for purposes of such period and (y) if such 20 consecutive days shall not have fully elapsed on or prior to December 21, 2017, then such 20 consecutive day period shall commence no earlier than January 2, 2018. Notwithstanding the foregoing, (A) the Marketing Period will end on any earlier date on which the Debt Financing is obtained and (B) the Marketing Period will not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of the consecutive Business Day period referenced herein, (1) the Company’s independent public accountant has withdrawn its audit opinion with respect to any financial statements included in the Required Financing Information, in which case the Marketing Period will not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by the independent public accountant or another independent public accounting firm reasonably acceptably to Purchaser; (2) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or any such restatement is under active consideration, in which case the Marketing Period will not be deemed to commence unless and until such restatement has been completed and the relevant Required Financing Information has been amended or the Company has announced that it has concluded that no restatement will be required in accordance with GAAP or (3) any Required Financing Information would not be Compliant at any time during such 20 consecutive day period (it being understood that if any Required Financing Information provided at the commencement of the Marketing Period ceases to be Compliant during such consecutive Business Day period, then the Marketing Period will be deemed not to have occurred) or otherwise does not include the “Required Financing Information” as defined.

“Material Adverse Effect”: any change or effect, fact, event, occurrence, development or circumstance (any such item, a “Circumstance”) that is or would reasonably be expected to be materially adverse to (x) the properties, business, assets, Liabilities, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, (y) the ability of such Person to timely perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that no Circumstance caused by or resulting from any of the following shall constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect” on or with respect to a Person: (i) any changes in financial, banking or securities markets or any change in prevailing interest rates, including any disruption thereof, in any location where such Person or its Subsidiaries has material operations or sales; (ii) any changes in applicable Laws or accounting rules

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(including GAAP) or the enforcement, implementation or interpretation thereof since the date of this Agreement; (iii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company or its Subsidiaries; (iv) any failure of such Person to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying Circumstances of such failures may (to the extent not otherwise falling within any of the exceptions set forth in clauses (i) through (viii) of this definition) be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect); (v) any act or omission of Seller or the Company and its Subsidiaries, on the one hand, taken with the express written consent of Purchaser or in compliance with this Agreement or the Ancillary Agreements, on the other hand (or vice versa); (vi) the occurrence of any act of war, act of God, terrorism, natural or manmade disaster, or other calamity or crisis, or the escalation or worsening thereof, adversely impacting financial, political or economic conditions; (vii) any changes in general economic, regulatory, financial or political conditions; or (viii) changes generally affecting the industries in which such Person and its Subsidiaries operate, unless, in the case of clauses (i), (ii), (vi), (vii) or (viii) above, such Circumstance has had or would reasonably be expected to have a disproportionate adverse impact on the financial condition, properties, business or results of operations of such Person and its Subsidiaries, taken as a whole, relative to other persons operating in the industries in which such Person and its Subsidiaries operate.

“Material Contract”: as set forth in Section 4.8.2.

“Measurement Date”: (i) each date following the occurrence of a Change of Control or closing date of the IPO on which the Apollo Holders receive cash distributions, cash proceeds and/or Marketable Securities of the Purchaser or its successor in respect of their ownership interest in Purchaser and (ii) each day after the IPO on which Purchaser’s shares of capital stock are Marketable Securities.

“Merger”: as set forth in the Recitals.

“Merger Sub 1”: as set forth in the introductory paragraph.

“Merger Sub 2”: as set forth in the introductory paragraph.

“MOIC”: as of any Measurement Date, the multiple of Invested Capital realized by the Apollo Holders on their Invested Capital, which shall equal the ratio of (i) the amount of all actual cash proceeds, cash distributions or Marketable Securities of the Purchaser or its successor received by the Apollo Holders in respect of their ownership interest in the Purchaser to (ii) the amount of the Apollo Holders’ Invested Capital, in each case as reasonably determined by the Board of Directors of Purchaser; provided, that the calculation of MOIC as of any Measurement Date shall be adjusted to take into account any required issuance of MOIC Equity Consideration pursuant to Section 3.3 on such Measurement Date on a pro forma basis (in the manner set forth in the illustrative example attached hereto as Schedule 3.3) with any option calculated on a treasury stock method (in the manner set forth in the illustrative example attached hereto as Schedule 3.3); provided, further, that Seller may dispute such MOIC calculation in writing within 30 days of its receipt, in which case the parties shall submit such dispute to the Accounting Referee with available backup material supporting its position and such resolution shall be binding.

“MOIC Dividend Amount”: as set forth in Section 3.3.

“MOIC Equity Consideration”: as set forth in Section 3.3.

“Nonparty Affiliates”: as set forth in Section 11.17.2.

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“Notice of Disagreement”: as set forth in Section 3.2.1.

“Order”: any ruling, award, decision, assessment, writ, judgment, injunction, order, or decree (including any consent decree) that is issued, promulgated or entered into by or with a Governmental Authority, in each case, whether preliminary or final.

“Ordinary Course”: with respect to an action taken by any Person, an action that is consistent in nature, scope and magnitude with the past practices of such Person.

“Organizational Documents”: means the certificate of incorporation, memorandum and articles, bylaws, and all other governing documents of an entity, as applicable, in each case as amended.

“OSHA”: the Federal Occupational Safety and Health Act of 1970, as amended from time to time.

“Overage Amount”: means the excess (if any) of (i) the sum of Closing Date Debt, Closing Date Selling Expenses and the Preferred Amount less Closing Date Cash, over (ii) $800,000,000.

“Parent Contribution”: as set forth in Section 2.8.3.

“Parties”: as set forth in the introductory paragraph.

“PCI DSS”: means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“Per Share Price”: $213.91.

“Permit”: all permits, licenses, easements, orders, certificates, franchises, rulings, variances or other form of permission, consent, exemption or authority issued, granted, given or otherwise made available by or under the authority of any Governmental Authority.

“Permitted Liens”: (a) Liens for Taxes, assessments or other similar governmental charges that are not yet due and payable or that are being contested in good faith by appropriate proceedings and that are fully and properly reserved for on the Balance Sheet in accordance with GAAP; (b) any mechanics’, workmen’s, repairmen’s and other similar Liens arising or incurred in the Ordinary Course in respect of obligations that are not overdue and that are fully and properly reserved for in the Balance Sheet in accordance with GAAP; or (c) Liens affecting the Company Real Property arising from easements, easement agreements, rights-of-way, restrictions, or minor title defects (whether or not recorded) that arise in the Ordinary Course and that secure payment of a sum of money and do not detract materially from the value of the property subject thereto or materially impair the use of the property subject thereto; (d) Liens relating to any equipment leases; and (e) Liens set forth on Schedule 4.6.14.

“Person”: an individual, corporation (including any non-profit corporation), a partnership, a limited liability company, a joint stock company, a joint venture, an unincorporated organization, an estate, a trust, a firm, any Governmental Authority or other enterprise, association, organization or entity of any kind, whether domestic or foreign.

“Plans”: as set forth in Section 4.15.1.

“Policy” or “Policies”: as set forth in Section 4.9.

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“Preferred Amount”: the aggregate amount of Unreturned Capital Value, Unpaid Yield and Redemption Premium (each as defined in the Seller LLC Agreement) with respect to the Class A-5 Units and Class A-7 Units of Seller as of the second (2nd) Business Day following the Closing Date.

“Promissory Notes”: as set forth in Section 2.4.

“Protected Information”: means any information, in any form, that: (i) relates to an individual or that identifies or could reasonably be used to identify an individual; (ii) is governed, regulated or protected by one or more Information Privacy and Security Laws, or (iii) is covered by PCI DSS.

“Purchaser”: as set forth in the introductory paragraph.

“Purchaser Common Stock”: means common stock, par value $0.01 per share, of Purchaser.

“Purchaser Contribution”: as set forth in Section 2.8.1.

“Purchaser Fundamental Representations”: means Sections 6.1 (Existence; Qualification), 6.2 (Authorization; Enforceability), 6.3.1(a) (Non-Contravention; Consents), 6.5 (Finders’ Fees), and 6.6 (Capitalization).

“Purchaser Group”: as set forth in Section 11.1.4.

“Purchaser Indemnified Parties”: as set forth in Section 10.2.1.

“Purchaser Knowledge Persons”: Aaron Sobel, Holly Windham, Joe Eazor, Louis Alterman, Matt Bradley and Matt Bates.

“Real Property Lease”: as set forth in Section 4.8.1(i).

“Representatives”: with respect to any Person, the Affiliates, officers, directors, employees, consultants, agents, accountants, advisors, attorneys, bankers and other representatives of such Person.

“Required Amount”: as set forth in Section 6.7.3.

“Required Financing Information”: all financial statements, financial data and other information regarding the Company or any of its Subsidiaries of the type and form customarily included in marketing documents used to consummate transactions of the type contemplated by the Debt Commitment Letter, or as may be reasonably requested by Purchaser or Borrower to consummate the Debt Financing, including all information required by Exhibit A to the Debt Commitment Letter, financial statements prepared in accordance with GAAP and audit reports, in each case assuming that the Debt Financing were consummated at the same time during the Company’s fiscal year as such Debt Financing will be consummated or as otherwise reasonably required in connection with the Debt Financing.

“Restricted Business”: any business engaged in the provision of managed application, cloud, infrastructure hosting and consulting services related thereto.

“Restricted Person”: as set forth in Section 7.13.1.

“Second Lien Credit Agreement”: that certain Second Lien Credit Agreement, dated as of March 15, 2013 (as amended on April 16, 2014, July 2, 2015 and August 16, 2016), by and among Datapipe Parent, Inc., Datapipe Merger Sub, Inc., Datapipe Holding Company, Inc., the lenders from time to time party thereto, Toronto Dominion (Texas) LLC, as Administrative Agent and Collateral Agent, TD Securities (USA) LLC and GE Capital Markets, Inc., as Co-Syndication Agents, Capital Source Bank and ING Capital LLC, as Co-Documentation Agents and Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC and GE Capital Markets, Inc. as Joint Lead Arrangers and Joint Bookrunners.

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“Secretary of State”: as set forth in Section 2.3.

“Securities Act”: the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller”: as set forth in the introductory paragraph.

“Seller Fundamental Representations”: as set forth in Section 10.1.

“Seller Group”: as set forth in Section 7.13.1.

“Seller Knowledge Persons”: means Robb Allen, Ed O’Hara, Joel Friedman, Daniel Newton, Michael J. Parks, Michael Bross and Rob Nicewicz.

“Seller LLC Agreement”: the Seventh Amended and Restated Limited Liability Company Agreement of Seller, dated as of August 16, 2016, as in effect as of the date hereof.

“Seller Written Consent”: as set forth in the Recitals.

“Shares”: as set forth in Section 3.1.1.

“Subsequent Certificate of Merger”: as set forth in Section 2.3.

“Subsequent Effective Time”: as set forth in Section 2.3.

“Subsequent Merger”: as set forth in the Recitals.

“Subsidiary”: with respect to any Person, (a) any corporation, of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote generally in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) any limited liability company, partnership, association, or other business entity, of which a majority of the partnership, membership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person or Persons will be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity if such Person or Persons is or will be allocated more than 50% of the limited liability company, partnership, association, or other business entity interests, gains or losses, or is or controls the managing member or general partner of such limited liability company, partnership, association, or other business entity.

“Subsidiary Securities”: as set forth in Section 4.4.4.

“Surviving Company”: as set forth in Section 2.1.

“Surviving Company Interests”: as set forth in Section 2.8.1.

“Surviving Company Plan”: as set forth in Section 7.9.3.

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“Surviving Corporation”: as set forth in Section 2.1.

“Surviving Corporation Common Stock”: as set forth in Section 3.1.2(b).

“Tail Period”: as set forth in Section 11.1.4.

“Tax”: (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including, without limitation (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, escheat, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Returns”: any and all returns, declarations, reports, claims for refund, elections, disclosures, estimates, information reports or returns or statements or any other documents (including any related or supporting schedules, statements or information, or any amendment thereto) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with Taxes.

“Tax Sharing Agreements”: any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (whether oral or written), other than such agreements as may be entered into in the ordinary course of business the primary subject of which is not the allocation or sharing of responsibility for Taxes, such as, by way of example, lease agreements.

“Third Party Claim”: any demand or Action made or brought by any Person who or that is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing acting on their behalf.

“Top Customers”: as set forth in Section 4.18.1.

“Top Suppliers”: as set forth in Section 4.18.1.

“Transaction Consideration”: as set forth in Section 3.1.1(e).

“Transfer Taxes”: as set forth in Section 8.1.

“Trapped Cash”: all Cash and Cash Equivalents that are not freely useable by Purchaser and its Subsidiaries (including the Company and its Subsidiaries) immediately following the Effective Time due to restrictions or limitations on use or distribution by Law or Contract, but for avoidance of doubt excluding (i) any Cash and Cash Equivalents held at Datapipe Europe and its Subsidiaries, which shall not be considered Trapped Cash solely for the reason that such Cash and Cash Equivalents are held in bank accounts in the United Kingdom and are not otherwise subject to restrictions or limitations on use by Law or Contract and (ii) up to $750,000 held in a bank account in Shanghai, which shall not be considered Trapped Cash solely for the reason that such Cash and Cash Equivalents are held in bank accounts in China and are not otherwise subject to restrictions or limitations on use by Law or Contract.

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“Treasury Regulations”: the Treasury regulations promulgated under the Code.

“Waived 280G Benefits”: as set forth in Section 7.10.

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ANNEX II

Notices

To the Purchaser, Merger Sub 1, Merger Sub 2, Inception Intermediate, Inception Parent, Borrower or the Surviving Company:

Rackspace US, Inc.

1 Fanatical Place

City of Windcrest

San Antonio, TX 78218

Facsimile number: (210) 312-4848

Email:

Attention: Holly Windham, Global General Counsel

with a copy (which shall not constitute notice) to:

Apollo Global Management

9 West 57th Street, 43rd Floor

New York, NY 10019

Facsimile number: (646) 417-6429

Email:

Attention: David Sambur, Senior Partner

                  John Suydam, Chief Legal Officer

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Fax: (212) 757-3990

Attention: Taurie M. Zeitzer

Email:

To the Seller or Company:

Datapipe Holdings, LLC

10 Exchange Place

12th Floor

Jersey City, NJ 07302

Fax: (201) 792-3090

Attention: CEO

Email:

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

One Atlantic Center, Suite 2800

1201 West Peachtree Street

Atlanta, GA 30309-3450

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Fax: (404) 682-7990

Attention: Joseph B. Alexander, Jr., Esq.

Email:

ABRY Partners II, LLC

888 Boylston Street, 16th Floor

Boston, Massachusetts 02199

Fax: (617) 859-8797

Attention: Brian St. Jean

E-mail:

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